FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.	Letter to Shareholders

2.	Management Proxy Circular

3.	Proxy Form

4.	Annual Report

5.	Certificate of Dissemination to Shareholders

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 22, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary

Item 1

Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company, we cordially invite you to attend the annual meeting of shareholders that will be held this year in the Ballroom at The Westin Edmonton, 10135-100 Street, Edmonton, Alberta, on Thursday, April 22, 2004, at 1:00 p.m., Mountain time.

The agenda and related documentation are attached. In addition to these items, we will discuss the significant changes underway in the Company as well as its coming challenges. You will have the opportunity to meet your directors and the senior officers of CN.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the Internet by following the instructions on the enclosed proxy form. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or by voting over the Internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on page 3 of the accompanying management proxy circular with respect to how to vote your shares.

A live Internet broadcast of the meeting will be available on the Company’s website at www.cn.ca. Should you decide to attend the meeting, please bring this letter with you to facilitate registration into the meeting.

We look forward to seeing you at the meeting.

Sincerely,

signed	signed

E. HUNTER HARRISON	DAVID G.A. MCLEAN
President and Chief Executive Officer	Chairman of the Board

Item 2

CANADIAN NATIONAL RAILWAY COMPANY

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of holders of common shares of Canadian National Railway Company (the "Company") will be held in the Ballroom at The Westin Edmonton, 10135-100 Street, Edmonton, Alberta, on Thursday, April 22, 2004, at 1:00 p.m., Mountain time, for the following purposes:

1.	receiving the consolidated financial statements of the Company for the year ended December 31, 2003, together with the auditors' report thereon;
2.	electing the directors of the Company;
3.	appointing the auditors of the Company; and
4.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 15, 2004, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting. If you are not able to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy (the voting instruction form in the case of Employee Shares (as such term is defined in the Management Proxy Circular provided in connection with the Meeting)) to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Montréal time) on April 20, 2004, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened or the postponed meeting is to be convened. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chair of the Meeting, immediately prior to the commencement of the Meeting, or any adjournment or postponement thereof. In the case of non-registered shareholders, reference is made to the section entitled "How can a Non-Registered Shareholder vote?" in the Management Proxy Circular.

BY ORDER OF THE BOARD OF DIRECTORS

Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

March 2, 2004
Montréal, Quebec

CANADIAN NATIONAL RAILWAY COMPANY

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SECTION 1 -VOTING AND PROXIES	1	Approval	29

SECTION 2 -BUSINESS OF THE MEETING	4	SCHEDULE A – Record of attendance and total
Financial Statements	4	cash compensation received by directors	30
Election of Directors	4
Appointment of Auditors	10	SCHEDULE B – Statement of corporate
		governance practices	31
SECTION 3 -STATEMENT OF CORPORATE
GOVERNANCE PRACTICES	11	SCHEDULE C – Mandate of the Board of
General	11	Directors	41
Committees of the Board	12
Process	13	SCHEDULE D – Charter of the Audit, Finance
Board Performance Assessment	13	and Risk Committee	43
Board Succession Planning	14
Report of the Audit, Finance and Risk Committee	14	SCHEDULE E – Charter of the Corporate
		Governance and Nominating Committee	47
SECTION 4 -DISCLOSURE ON
COMPENSATION	15	SCHEDULE F – Charter of the Human
Officers' Remuneration	15	Resources and Compensation Committee	49
Report on Executive Compensation by the
Human Resources and Compensation		SCHEDULE G – Charter of the Environment,
Committee	23	Safety and Security Committee	51
Performance Graph	27
Directors' Compensation	28	SCHEDULE H – Charter of the Strategic
		Planning Committee	53
SECTION 5 -OTHER INFORMATION	28
Indebtedness of Directors and Officers	28
Shares Owned or Controlled by Senior
Management	29
Interest of Management and Others in Material
Transactions	29
Directors' and Officers' Insurance	29
Shareholder Proposals	29
Availability of Documents	29

This Management Proxy Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company (the "Company" or "CN") for use at the annual meeting of shareholders (the "Meeting") or at any adjournment or postponement thereof. The solicitation is being made primarily by mail, but directors, officers or employees of the Company may also solicit proxies at a nominal cost to the Company. The Company has retained the services of Georgeson Shareholder Communications Canada, Inc. for the solicitation of proxies in Canada and the United States, at aggregate fees estimated to be $CAD35,000. The Meeting will be held in the Ballroom, at The Westin Edmonton, 10135-100 Street, Edmonton, Alberta, on Thursday, April 22, 2004, at 1:00 p.m., Mountain time, for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 29, 2004, except as indicated otherwise.

SECTION 1 - VOTING AND PROXIES

Who can vote?

Holders of common shares of the Company ("Shareholders") will be entitled to vote at the Meeting. Effective February 27, 2004, the Shareholders of record at the close of business on February 23, 2004, received one-half additional common share of CN for each common share held (i.e., one additional share for each two shares held) following a three-for-two stock split. As of the close of business on February 27, 2004, the Company had outstanding 284,580,419 common shares without nominal or par value. Subject to the voting restrictions described below, each common share carries the right to one vote.

Shareholders who are registered as at the close of business on March 15, 2004 (the "record date"), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

What will I be voting on?

Shareholders will be voting on (i) the election of directors of the Company and (ii) the appointment of KPMG LLP as auditors of the Company.

How will these matters be decided at the Meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under "How can a Non-Registered Shareholder vote?".

Voting by Proxy

You may appoint someone else to vote for you as your proxy holder by using the proxy form. The persons named as proxies in the enclosed proxy form are the Board Chair and the President and Chief Executive Officer of the Company (the “President and Chief Executive Officer” or the “CEO”). However, you have the right to appoint any other person or company (who need not be a Shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the proxy form or by completing another proper form of proxy.

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company's common shares, Computershare Trust Company of Canada, in the envelope provided or you can also vote over the Internet by following the instructions on the proxy form. The deadline for receiving duly completed proxy forms or a vote over the Internet is 5:00 p.m. (Montréal time) on April 20, 2004, or if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned meeting is to be reconvened or the postponed meeting is to be convened.

How will my common shares be voted if I give my proxy?

If no instructions are indicated, your common shares represented by proxies in favour of management will be voted FOR the election of management's nominees as directors, FOR the appointment of KPMG LLP as auditors and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for the office of director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the said nominees will be unable to serve if elected to office and management has no knowledge of any amendment or other business likely to be brought before the Meeting.

If I change my mind, how can I revoke my proxy?

A Shareholder may revoke a proxy at any time by instrument in writing executed by such Shareholder, or by the Shareholder's attorney duly authorized in writing, and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.

What if I am an employee shareholder?

Common shares purchased by employees of the Company under the Employee Share Investment Plan dated September 1, 1997, are known as "Employee Shares". Employee Shares remain registered in the name of Computershare Trust Company of Canada as custodian, unless the employees have withdrawn their common shares from the Employee Share Investment Plan in accordance with its provisions.

Voting rights attached to the Employee Shares that are registered in the name of Computershare Trust Company of Canada can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to Computershare Trust Company of Canada or any other person or company (who need not be a Shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the Internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in favour of management's propositions and be voted at the discretion of Computershare Trust Company of Canada or such other person indicated in respect of amendments to management's propositions or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted.

A holder of Employee Shares may revoke his or her directions indicated on a voting instruction form at any time by instrument in writing executed by the holder of Employee Shares, or by the holder's attorney duly authorized in writing, and (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, (ii) filed with the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of a subsequent telephone or Internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Employee Share Investment Plan, he or she must also complete the enclosed proxy form with respect to such additional common shares. No proxy form is to be completed with respect to Employee Shares.

Who is a Non-Registered Shareholder?

If your common shares are not registered in your name and are held in the name of a nominee, you are a "Non-Registered Shareholder". If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name of The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker's client.

How can a Non-Registered Shareholder vote?

If you are a Non-Registered Shareholder, there are two ways you can vote your common shares.

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which should be carefully followed by Non-Registered Shareholders to ensure that their common shares are voted at the Meeting. The request for voting instructions supplied to a Non-registered Shareholder by its broker (or the agent or nominee of the broker) is substantially similar to the form of proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent or nominee of the broker) how to vote on behalf of the Non-Registered Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADPIC") in Canada. ADPIC typically prepares a machine-readable voting instruction form, mails those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the forms to ADPIC, or otherwise communicate voting instructions to ADPIC (by way of the Internet or telephone, for example). ADPIC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Non-Registered Shareholder who receives an ADPIC voting instruction form cannot use that form to vote common shares directly at the Meeting (except as otherwise provided below). The voting instruction forms must be returned to ADPIC (or instructions respecting the voting of common shares must otherwise be communicated to ADPIC) well in advance of the

Meeting in order to have the common shares voted. In any case, you must follow the voting instructions provided by your nominee in order for your common shares to be voted for you.

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signing and return instructions of your nominee. Non-Registered Shareholders who appoint themselves as proxy holders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada. Do not otherwise complete the form sent to you as you will be voting at the Meeting.

Who can I call with questions?

If you have questions about the information contained in this Management Proxy Circular or require assistance in completing your proxy form, please call Georgeson Shareholder Communications Canada, Inc., the Company's proxy solicitation agent, at 1-866-800-5592.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave, 9th Floor, Toronto, Ontario M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-866-249-7775 or by email at service@computershare.com.

Voting Restrictions

The articles of incorporation of the Company, as amended (the "Articles") provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% of the aggregate of the votes attached to all voting shares of the Company that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

SECTION 2 - BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2003, together with the auditors' report thereon, are included in the 2003 Annual Report sent to Shareholders with the Notice of Annual Meeting of Shareholders and this Management Proxy Circular.

Election of Directors

The Articles provide that the board of directors of the Company (the "Board of Directors" or the "Board") shall consist of a minimum of seven and a maximum of 21 directors. Pursuant to a resolution of the Board, 15 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and, unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting in the election of directors.

The following table sets out information regarding the nominees for election as directors as at March 2, 2004, unless otherwise indicated.

	Common Shares Owned,
	Controlled or Directed(1)		Options held
	(on a post-split basis)(2)		(on a post-split basis)(2) (3)
	February	(February	February	(February
Name, age(4), principal occupation and position on committees of the Board	2004	2003)	2004	2003)

Michael R. Armellino, 64	36,600	33,900	16,500	16,500
Fort Lee, New Jersey

Mr. Armellino has served on the Board of Directors since May 7, 1996. Mr. Armellino is a Retired Partner, The Goldman Sachs Group, LP (investment bankers). From 1991 to 1994, Mr. Armellino was Chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co. including senior transportation analyst and Partner in Charge of research. Mr. Armellino is a trustee of The Peddie School and chair of Peddie’s Investment Committee.

Mr. Armellino is Chair of the Strategic Planning Committee and Member of the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee, the Environment, Safety and Security Committee and the Investment Committee of CN's Pension Trust Funds(5).

A. Charles Baillie, LL.D., 64	17,996(6)	1,500	N/A	N/A
Toronto, Ontario

Mr. Baillie has served on the Board of Directors since April 15, 2003. Mr. Baillie retired as Chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002. Mr. Baillie is a director of Dana Corporation (automotive supplier), Ballard Power Systems Inc. (power products manufacturer), Quebecor World Inc. (commercial printing company), George Weston Limited (food processing and distribution company) and Telus Corporation (telecommunications company).

Mr. Baillie is a member of the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee and the Strategic Planning Committee.

Hugh J. Bolton, F.C.A., 65	6,900(6)	N/A	N/A	N/A
Edmonton, Alberta

Mr. Bolton has served on the Board of Directors since April 15, 2003. Mr. Bolton is the Chair of the board of directors of EPCOR Utilities Inc. (utilities company) and Matrikon Inc. (supplier of industrial IT solutions). From 1991 to 1997, Mr. Bolton was Chair and Chief Executive Partner of Coopers & Lybrand Canada. Mr. Bolton is also a director of, and Deputy Chair of the audit committee of Teck Cominco Limited (natural resource group) and a director of The Toronto-Dominion Bank.

Mr. Bolton is a member of the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee. (7)

	Common Shares Owned,
	Controlled or Directed(1)			Options held
	(on a post-split basis)(2)			(on a post-split basis)(2) (3)
	February		(February	February	(February
Name, age(4), principal occupation and position on committees of the Board	2004		2003)	2004	2003)

Purdy Crawford, O.C., Q.C., LL.D., 72	44,098	(6)	35,550	36,000	36,000
Toronto, Ontario

Mr. Crawford has served on the Board of Directors since April 25, 1995. Mr. Crawford is Chair, Allstream Inc. (formerly AT&T Canada Inc.) (telecommunication company) and Counsel, Osler, Hoskin & Harcourt (law firm). Mr. Crawford also served as Chief Executive Officer of Imasco Limited (consumer product company) from 1985 to 1995. He is a member of the board of directors of the following public companies: Emera Inc. (energy and services company), Foot Locker, Inc. (retailer of athletic foot wear and apparel), Maple Leaf Foods, Inc. (food processing company) and Seamark Asset Management Limited (investment counsel firm). He is also Trustee of the Clearwater Seafoods Income Fund.

Mr. Crawford is Chair of the Human Resources and Compensation Committee and Member of the Corporate Governance and Nominating Committee, the Strategic Planning Committee and the Investment Committee of CN's Pension Trust Funds(5).

J.V. Raymond Cyr, O.C., LL.D., 70	24,600(6)	21,900(8)	36,000	36,000
Montréal, Quebec

Mr. Cyr has served on the Board of Directors since March 29, 1995. Mr. Cyr is Chair, Polyvalor Inc. (telecommunication company). Mr. Cyr has also been Chair of Bell Canada from 1992 to 1996 and Chair of BCE Inc. from 1989 to 1993 (both telecommunication companies). He is a member of the board of directors of numerous companies, including Air Canada, SR Telecom Inc. (wireless access solutions), G.T.C. Transcontinental Ltd. (commercial printer), Old Port of Montréal Corporation Inc., Fonds de Solidarité FTQ (development capital fund), ART Advance Research & Technologies Inc. (optical imaging company), Cable Satisfaction International Inc. (cable company), Triton Electronik Inc. (electronic contract manufacturing), Isac Technologies Inc. (software development and maintenance company) and Cogniscience Inc. (publishing company).

Mr. Cyr is Chair of the Environment, Safety and Security Committee and Member of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee, the Strategic Planning Committee and the Investment Committee of CN's Pension Trust Funds(5).

Ambassador Gordon D. Giffin, 54	9,300(6)	6,600(8)	13,500	13,500
Atlanta, Georgia

Mr. Giffin has served on the Board of Directors since May 1, 2001. Mr. Giffin is Senior Partner, McKenna Long & Aldridge (law firm) and he was United States Ambassador to Canada from August 1997 to April 2001. Mr. Giffin is a member of the board of directors of Canadian Imperial Bank of Commerce, Canadian Natural Resources Limited (oil and natural gas company), TransAlta Corporation (electric generation and marketing company) and Bowater Incorporated (paper company).

Mr. Giffin is a member of the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee and the Strategic Planning Committee.

James K. Gray, O.C., A.O.E., LL.D., 70	14,963(6)	11,700(8)	36,000	36,000
Calgary, Alberta

Mr. Gray has served on the Board of Directors since July 4, 1996. Mr. Gray is Corporate Director and Former Chair and Chief Executive Officer, Canadian Hunter Exploration Ltd. (natural gas company). Mr. Gray is a member of the board of directors of numerous companies, including Brascan Corporation (real estate, financial and power generating company), Emera Incorporated (energy services company), Phoenix Technology Services Inc. (technology and services company for oil and gas industry) and Twin Mining Corporation (mineral exploration and development company).

Mr. Gray is a member of the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee.

	Common Shares Owned,
	Controlled or Directed(1)		Options held
	(on a post-split basis)(2)		(on a post-split basis)(2) (3)
	February	(February	February	(February
Name, age(4), principal occupation and position on committees of the Board	2004	2003)	2004	2003)

E. Hunter Harrison, 59	95,088	92,570	1,987,500	1,987,500
Burr Ridge, Illinois

Mr. Harrison has served on the Board of Directors since December 7, 1999. Mr. Harrison has been President and Chief Executive Officer of the Company since January 1, 2003. He has served as Executive Vice-President and Chief Operating Officer of the Company from March 1998 to December 2002. Prior to joining CN, Mr. Harrison had been a director and President and Chief Executive Officer of the Illinois Central Corporation and the Illinois Central Railroad Company from 1993 to 1998.

Mr. Harrison is a member of the Strategic Planning Committee.

Edith E. Holiday, 52	6,600	3,900	13,500	13,500
Washington, District of Columbia

Mrs. Holiday has served on the Board of Directors since June 1, 2001. Mrs. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and Secretary of the Cabinet, The White House. Mrs. Holiday is also a director of H.J. Heinz Company (food company), Amerada Hess Corporation (energy company), Beverly Enterprises Inc. (nursing home operators) and RTI International Metals, Inc. (titanium and metal product manufacturer). She is also a director or trustee in various investment companies of the Franklin Templeton Group of Funds and operating trustee of TWE Holdings I and II Trusts.

Mrs. Holiday is a member of the Audit, Finance and Risk Committee, the Strategic Planning Committee and the Investment Committee of CN's Pension Trust Funds(5).

V. Maureen Kempston Darkes, O.C., D. Comm. LL.D., 55	10,109(6)	6,900(8)	36,000	36,000
Miramar, Florida

Mrs. Kempston Darkes has served on the Board of Directors since March 29, 1995. Mrs. Kempston Darkes is Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation (automobile manufacturer). From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Mrs. Kempston Darkes is also a director of Noranda Inc. (mining and metals company) and Thomson Corporation (provider of integrated information solutions).

Mrs. Kempston Darkes is a member of the Environment, Safety and Security Committee, the Strategic Planning Committee and the Investment Committee of CN’s Pension Trust Funds(5) (9).

Gilbert H. Lamphere, 51	12,600	9,900	36,000	36,000
New York, New York

Mr. Lamphere has served on the Board of Directors since March 24, 1998. Mr. Lamphere is Managing Director, Lamphere Capital Management (private equity investment firm). He is also a director of Florida East Cost Industries, Inc. (real estate and transportation company) and was Chair of Illinois Central Corporation prior to its purchase by the Company.

Mr. Lamphere is a member of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee.

	Common Shares Owned,
	Controlled or Directed(1)				Options held
	(on a post-split basis)(2)				(on a post-split basis)(2) (3)
	February		(February		February	(February
Name, age(4), principal occupation and position on committees of the Board	2004		2003)		2004	2003)

Denis Losier, 51	25,614	(6)	22,500	(8)	36,000	36,000
Moncton, New Brunswick

Mr. Losier has served on the Board of Directors since October 25, 1994. Mr. Losier is President and Chief Executive Officer, Assumption Life (life insurance company). Mr. Losier also held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director of many companies, including Corporate Communications Limited (communication services provider) and Enbridge Gas New Brunswick (natural gas distribution company).

Mr. Losier is a member of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee, the Strategic Planning Committee and the Investment Committee of CN’s Pension Trust Funds(5).

The Hon. Edward C. Lumley, P.C., LL.D., 64	18,600	15,900	36,000	36,000
South Lancaster, Ontario

Mr. Lumley has served on the Board of Directors since July 4, 1996. Mr. Lumley is Vice-Chair, BMO Nesbitt Burns Inc. (investment bankers). From 1986 to 1991, he served as Chair of Noranda Manufacturing Group Inc. Mr. Lumley was a Member of Parliament from 1974 to 1984 during which he held various cabinet portfolios in the Government of Canada. Mr. Lumley is a director of various companies, including Air Canada, BCE Inc. (telecommunications company), Dollar-Thrifty Automotive Group (car rental company), Intier Automotive Inc. (development and manufacturing of automotive interiors), Magna Entertainment Corp. (owner and operator of racetracks) and Magna International Inc. (supplier of automotive systems, components and modules).

Mr. Lumley is Chair of the Investment Committee of CN's Pension Trust Funds and a member of the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee.

David G.A. McLean, O.B.C., LL.D., 65	55,155(6)	47,955	60,000	60,000
Vancouver, British Columbia

Mr. McLean has served on the Board of Directors since August 31, 1994. Mr. McLean is Board Chair of the Company and Chair and Chief Executive Officer, The McLean Group (real estate investment company and film and television facility company).

Mr. McLean is Chair of the Corporate Governance and Nominating Committee and a member of the Human Resources and Compensation Committee, the Environment, Safety and Security Committee, the Strategic Planning Committee and the Investment Committee of CN's Pension Trust Funds(5).

Robert Pace, 49	25,443(6)	21,900(8)	36,000	36,000
Halifax, Nova Scotia

Mr. Pace has served on the Board of Directors since October 25, 1994. Mr. Pace is President and Chief Executive Officer, The Pace Group (private holding company). Mr. Pace is also a member of the board of directors of many companies, including Maritime Broadcasting Systems Ltd. (a 25 radio stations group) and High Liner Foods Incorporated (seafood and other food company).

Mr. Pace is Chair of the Audit, Finance and Risk Committee and is a member of the Corporate Governance and Nominating Committee, the Strategic Planning Committee and the Investment Committee of CN's Pension Trust Funds(5).

(1)	The information as to common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes Restricted Share Units but does not include common shares under options.

(2)	All figures for February 2004 are as at February 27, 2004, and all figures for February 2003 are as at February 28, 2003. All figures relate to common shares and options on a post-split basis and have been restated to reflect the three-for-two stock split effective on February 27, 2004.

(3)	Options granted under the Management Long-Term Incentive Plan and for Mr. Harrison, granted under his 1998 employment agreement. Mr. Baillie and Mr. Bolton were not members of the Board when options were granted in 2002 and 2003.

(4)	The age of the directors is provided as at the date of the Meeting (i.e. on April 22, 2004). The Board of Directors has adopted a policy whereby a director would not, unless otherwise determined by the Board of Directors, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-second birthday. The Board of Directors has determined that Mr. Crawford should be nominated for re-election at the Meeting.

(5)	The Investment Committee of CN's Pension Trust Funds is a mixed committee composed of members of the Board of Directors and of officers of the Company.
(6)	Includes Restricted Share Units in the following amounts: A. Charles Baillie: 5,996, Hugh J. Bolton: 5,400, Purdy Crawford: 248, J.R. Raymond Cyr: 8,400, Ambassador Gordon D. Giffin: 4,200, James K. Gray: 2,700, V. Maureen Kempston Darkes: 8,309, Denis Losier: 4,800, David G.A. McLean: 4,200, Robert Pace: 5,643. Pursuant to the terms of the Restricted Share Units, directors or their estate can only access their Restricted Share Units upon retirement, resignation or death.

(7)	Mr. Bolton was appointed to the Corporate Governance and Nominating Committee on March 2, 2004.
(8)	Includes Restricted Share Units in the following amounts: J.V. Raymond Cyr: 5,700; Ambassador Gordon D. Giffin: 2,100; James K. Gray: 2,700; V. Maureen Kempston Darkes: 5,100; Denis Losier: 2,100; and Robert Pace: 2,100. Pursuant to the terms of the Restricted Share Units, directors or their estate can only access their Restricted Share Units upon retirement, resignation or death.

(9)	On March 2, 2004, Mrs. Kempston Darkes stepped down from the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee, so that these two committees could be composed solely of “unrelated”, “independent” directors. On the same date, she was appointed to the Environment, Safety and Security Committee and the Investment Committee of CN’s Pension Trust Funds.

Each director must own, within five years of joining the Board, not less than $CAD250,000 in value of common shares of the Company (including Restricted Share Units and other rights or securities under similar plans, if any, but not including the value of unexercised options). The average value of common shares of the Company owned by non-executive directors is approximately $CAD1,160,907 (based on the February 27, 2004, average closing price of the common shares of the Company on the Toronto and New York stock exchanges).

Of the 15 Board members, only Mr. Harrison, the President and Chief Executive Officer of the Company, is an officer of the Company. Of the remaining 14 Board members, 13 are considered “unrelated” and “independent” and one is considered “related” and “not independent” to the Company, Mrs. Kempston Darkes being a senior executive of a major customer of the Company. In determining whether an outside director is “unrelated”, the Board applies the criteria developed by the Toronto Stock Exchange. In determining whether a director is an “independent” director, the Board applies the criteria developed by the Canadian Securities Administrators and the New York Stock Exchange. For more details on the "unrelated" and "independent" directors, please see Schedule B to this Management Proxy Circular.

A record of attendance by directors at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12 month-period ended December 31, 2003, are set out in Schedule A to this Management Proxy Circular.

Appointment of Auditors

KPMG LLP has served as the Company's auditors since 1992. In 2003 and 2002, fees billed for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Year ended December 31	2003	2002

Audit Fees(1)	$2,326,447	$1,589,550
Audit-Related Fees(2)	$107,028	$157,000
Tax Fees(3)	$928,408	$2,629,409
Other Fees(4)	$245,000	$154,626

Total	$3,606,883	$4,530,585

(1)	Audit fees of $321,695 relating to 2002 have been included in 2003 as they were billed and paid for in 2003.
(2)	Includes fees for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.
(3)	Incurred in respect of tax compliance and tax advice. 2002 fees included $2,246,391 attributable to a one-time implementation fee in respect of a research and development claim for tax credits. An additional $250,000 was incurred in 2003 for similar services.
(4)	2003 fees incurred solely for consultations with respect to Sarbanes-Oxley Act Section 404 “Report on Internal Controls”. Fees incurred in 2002 were mainly for consultations on a legal matter, review and training related to the Company’s SAP enterprise system and financial counselling for terminated employees.

The mandate of the Audit, Finance and Risk Committee, attached as Schedule D to this Management Proxy Circular, states that the Audit, Finance and Risk Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. On January 20, 2003, the Audit, Finance and Risk Committee and the Board of Directors adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, only if the services have specifically been pre-approved by the Audit, Finance and Risk Committee.

The Board of Directors is recommending that KPMG LLP be appointed to serve as the Company's auditors until the next annual meeting of Shareholders. Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of Shareholders.

SECTION 3 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Company is committed to adhering to the highest standards in all aspects of its activities and its corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in the Company’s Corporate Governance Manual (the "Manual") which was formally approved by the Board on January 21, 2003 and revised on March 2, 2004 and which is available on the Company’s website at www.cn.ca/cngovernance. The Manual is revised regularly with a view to continually improving the practices of the Company by assessing their effectiveness and comparing them with evolving practices and the changing circumstances and needs of the Company. The Manual forms part of the documentation that is given to all persons elected or appointed to the Board of Directors.

On November 28, 2002, the Toronto Stock Exchange ("TSX") circulated proposed disclosure and continued listing requirements and amendments to its guidelines for effective corporate governance (collectively, the "Proposed TSX Standards").

Since that date, the TSX has announced its intention to relinquish, at least in part, its responsibility for setting corporate governance standards to the Canadian Securities Administrators (the “CSA”), which represent the 13 securities regulators of Canada’s provinces and territories. On January 16, 2004, the CSA, with the exception of those representing the provinces of British Columbia and Quebec, published new proposals relating to effective corporate governance and disclosure of corporate governance practices (the "CSA Proposals"). On the same day, the CSA adopted Multilateral Instrument 52-110 (the "CSA Audit Committee Rules"), which is expected to be effective on March 30, 2004. The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The Board of Directors believes that the Company's corporate governance practices, as set forth in the Manual, substantially conform to the CSA Proposals and the CSA Audit Committee Rules. Because the Company believes that its corporate governance practices should be compared to the highest standards, the Company compares, in Schedule B to this Circular, its corporate governance practices to those set forth in the Proposed TSX Standards and refers, where appropriate, to the CSA Proposals and to the CSA Audit Committee Rules.

The Board has also reviewed the Company's corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002 ("Sox Act"), applicable rules of the U.S. Securities and Exchange Commission, as well as the NYSE Corporate Governance Standards (the "NYSE Standards"). The Board will continue to review its corporate governance practices on an ongoing basis in response to the evolving standards. The Company’s corporate governance does not significantly differ from that followed by U.S. domestic companies under the NYSE Standards.

The Board adopted on October 21, 2003, a Code of Business Conduct which governs the behaviour of its directors, officers and employees. The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Auditing Hot Line. The Code is available on the Company’s website at www.cn.ca/cngovernance.

On October 21, 2003 and March 2, 2004, the Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints to the Company and ii) to communicate directly with the director presiding non-management director sessions, respectively. These procedures are described on the Company’s website at www.cn.ca/cngovernance.

The Board of Directors is of the opinion that the Company's corporate governance practices are well designed to assist the Company in achieving its principal stated corporate objective, which is the enhancement of shareholder value.

Committees of the Board

Given the size of the Company, the nature and geographical scope of its activities and the great number of laws and regulations to which it is subject, the Board of Directors has subdivided its supervision mandate into five areas and has constituted committees that have certain responsibilities for such areas. These committees are the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are included in this Management Proxy Circular as Schedules D, E, F, G and H respectively. The Board also constituted the Investment Committee of CN's Pension Trust Funds which is a mixed committee composed of members of the Board of Directors and of officers of the Company. All committees report to the Board of Directors and, subject to certain limited exceptions, there are no delegations of the Board's decision authority to committees. The committees of the Board, except the Strategic Planning Committee, are composed solely of non-management directors.

The following is a brief summary of the mandate of each committee of the Board of Directors.

  The Audit, Finance and Risk Committee has the responsibility of overseeing the Company's financial reporting, monitoring risk management, disclosure controls and procedures, internal controls and internal and external auditors and reviewing financings. As part of these responsibilities, the Audit, Finance and Risk Committee reviews the annual and quarterly financial statements, financial information contained in publicly disseminated documents and the annual external auditors' report and recommends the retention and, if appropriate, the removal of external auditors. It also approves all audit services and pre-approves all permitted non-audit services provided by the external auditors.

  The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board and its committees and overseeing corporate governance matters. As part of these responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members. This Committee reviews the corporate governance principles applicable to the Company and monitors the disclosure of its practices.

  The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning, including ensuring that appropriate mechanisms are in place regarding the succession planning for the position of President and Chief Executive Officer and reviewing the evaluation of executive management's performance and recommending to the Board executive management's compensation. This Committee also has the mandate of reviewing human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives.

  The Environment, Safety and Security Committee has the responsibility of overseeing the development and implementation of environmental, safety and security policies, procedures and guidelines, assessing corporate environmental, safety and security practices, and reviewing the Company's business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration.

  The Strategic Planning Committee focuses on financial and strategic issues, including the review of the key assumptions underlying the Company's business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company's business plan and capital budget prior to their formal approval by the Board.

The Investment Committee of CN's Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the Company's Investment Division, advising the Company's Investment Division on investment of assets of CN's Pension Trust Funds and approving certain of the investments and/or loans made or interests acquired by CN’s Pension Trust Funds.

Process

The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During such process, the Corporate Secretary, in collaboration with the committee chairs and the appropriate executive officers, establishes committee working plans for the year. The Company believes that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called. In 2003, three additional meetings were held. The total number of meetings held during the course of 2003 by the Board and each of its committees is set out in Schedule A to this Management Proxy Circular.

Communication regularly takes place between the Board Chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities.

Board Performance Assessment

The Board of Directors has implemented and reviews, from time to time, a process to annually assess its effectiveness, the effectiveness of its committees, of the Board Chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair and comprises the following steps:

•	The following questionnaires are prepared by the office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board Chair, taking into account current issues, previous years findings and input from the Board:

(i)	a board and committee performance evaluation questionnaire, including an assessment of individual directors;
(ii)	a Board Chair evaluation questionnaire; and
(iii)	committee chair evaluation questionnaires.

  Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the Board Chair evaluation questionnaires, which are forwarded directly to each of the chairs of the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee.

  Following receipt of the completed questionnaires, the Board Chair contacts every director to discuss the answers provided by such director and any comments to the questionnaires which the directors may have, as well as the assessment of their own performance. One of the Audit, Finance and Risk Committee or Human Resources and Compensation Committee chairs also discusses individually with each director the director’s responses and comments on the Board Chair evaluation questionnaires.

  Full reports are then made by the Board Chair and the Audit, Finance and Risk Committee and Human Resources and Compensation Committee chairs to the Corporate Governance and Nominating Committee and the Board, with suggestions to improve the effectiveness of the Board, Board committees, Board and committee chairs and individual directors.

In addition to the above-mentioned process, the Company may, from time to time, hire an independent advisor to independently assess or assist the Board in independently assessing the performance of the Board, Board committees, Board and committee chairs and individual directors.

Board Succession Planning

In consultation with the Board Chair, the Corporate Governance and Nominating Committee reviews annually the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualification under applicable law, the validity of the credentials underlying the appointment of each nominee, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. In proposing the list of Board nominees, the Board of Directors is guided by the process described in the Manual, which is posted on the Company’s website at www.cn.ca/cngovernance. As part of the process, the Board Chair, in consultation with the Corporate Governance and Nominating Committee develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process.

Report of the Audit, Finance and Risk Committee

The Audit, Finance and Risk Committee monitors the quality and integrity of the accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through discussions with management, the external auditors and the internal auditors. The Audit, Finance and Risk Committee is responsible for reviewing annual and quarterly financial statements prior to their approval by the Board of Directors. The full mandate of the Audit, Finance and Risk Committee is contained in the charter of the Audit, Finance and Risk Committee that is set out as Schedule D to this Management Proxy Circular.

The Audit, Finance and Risk Committee has reviewed and discussed the audited consolidated financial statements of the Company for the year ended December 31, 2003 with management; discussed with the independent external auditors the matters requiring discussion under professional auditing guidelines and standards in Canada and the United States; and received the written disclosures from the independent external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States, and has discussed with the external auditors their independence. Based on these reviews and discussions, the Audit, Finance and Risk Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company for the year ended December 31, 2003 be included in the annual report to Shareholders and that KPMG LLP be reappointed as independent external auditors by the Shareholders.

Submitted by the Audit, Finance and Risk Committee of the Board of Directors:

Robert Pace, Chair
Michael R. Armellino
A. Charles Baillie
Hugh J. Bolton
J.V. Raymond Cyr
James K. Gray
Edith E. Holiday
Gilbert Lamphere
Denis Losier

The above report of the Audit, Finance and Risk Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Management Proxy Circular in any filing under applicable Canadian and U.S. securities legislation, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such applicable securities legislation.

SECTION 4 - DISCLOSURE ON COMPENSATION

Officers' Remuneration

Compensation of Named Executive Officers of the Company

The following table sets forth the annual compensation for the President and Chief Executive Officer and for each of the other four most highly compensated executive officers of the Company (together, the "Named Executive Officers") for the year ended December 31, 2003, and for each of the two preceding years. All amounts in this section are in U.S. currency, unless otherwise indicated. On January 27, 2004, the Board of Directors approved a three-for-two stock split of the Company’s common shares outstanding in the form of a stock dividend. Effective February 27, 2004, shareholders of record at the close of business on February 23, 2004 received one-half additional common share of CN for each common share held (i.e., one additional share for each two shares held). All figures related to shares, share units and options are shown on a post-split basis and have been restated as necessary to reflect the three-for-two stock split.

Summary Compensation Table(1)

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary (US$)	Bonus(5) (US$)	Other Annual Compensation(6) (US$)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units (US$)	Long-Term Incentive Plan Payouts (US$)	All Other Compensation (US$)

E. Hunter Harrison(2)	2003	1,100,000	1,430,000	84,069(7)	540,000	Nil	Nil	263,250(12)
President and Chief	2002	935,000	238,600	100,122 (7)	337,500	Nil	605,364(10)	252,690(12)
Executive Officer	2001	850,000	595,000	188,107(7)	300,000	Nil	435,056(10)	1,730,411(12,13)

James M. Foote	2003	446,000	346,200	44,283(8)	162,000	Nil	Nil	6,000(12)
Executive Vice-President,	2002	425,000	90,000	Nil	135,000	Nil	Nil	5,500(12)
Sales and Marketing	2001	388,706	174,100	Nil	90,000	Nil	148,793(11)	5,100(12)

Claude Mongeau	2003	446,000	346,200	Nil	162,000	Nil	Nil	Nil
Executive Vice-President	2002	425,000	90,000	Nil	135,000	Nil	Nil	Nil
and Chief Financial	2001	348,747	174,100	Nil	97,500	Nil	123,994(11)	Nil
Officer

Keith L. Heller(3)	2003	318,230	214,627	Nil	121,500	Nil	Nil	Nil
Senior Vice-President,	2002	252,770	84,564	Nil	70,500	Nil	Nil	Nil
Eastern Canada Region	2001	242,185	104,000	Nil	75,000	Nil	344,573(11)	Nil

Ed L. Harris	2003	299,000(4)	203,600	101,345(9)	64,500	Nil	Nil	11,131(12)
Senior Vice-President,	2002	273,000(4)	52,500	82,642 (9)	52,500	Nil	Nil	8,036(12)
Operations	2001	250,000	118,100	51,287(9)	45,000	Nil	Nil	11,590(12)

(1)	Payments made in Canadian currency were converted using average rates of exchange of 1.4015, 1.5704, and 1.5484 respectively, for the years 2003, 2002 and 2001.

(2)	Mr. Harrison was appointed President and Chief Executive Officer effective January 1, 2003.

(3)	Mr. Heller retired from CN effective December 31, 2003.

(4)	Mr. Harris was appointed Senior Vice-President, Operations, on July 1, 2003. Amounts shown include salary deferrals whereby Mr. Harris elected to defer a portion of his salary (US$59,239 in 2003 and US$120,333 in 2002) into the Company’s Senior Management Deferred Compensation Plan (“Senior Management Deferred Compensation Plan” or “SMDCP”). Amounts deferred under the SMDCP are payable upon termination or retirement. When payable upon retirement, amounts deferred earn interest at 120% of long-term market rates.

(5)	Amounts shown include bonus deferrals made under the Voluntary Incentive Deferral Plan whereby all or a portion of the bonus is received in the form of deferred share units payable in cash upon retirement or termination of employment (see “Voluntary Incentive Deferral Plan”). Mr. Foote elected to receive 100% of his 2002 bonus in the form of 3,271 deferred share units (based on a share price of US$27.51) and 100% of his 2003 bonus in the form of 8,326 deferred share units (based on a share price of US$41.58). Mr. Mongeau elected to receive 60% of his 2003 bonus in the form of 4,996 deferred share units (based on a share price of US$41.58). Mr. Harris elected to receive 30% of his 2003 bonus in the form of 1,469 deferred share units (based on share price of US$41.58) Mr. Harris also elected to defer 30% of his 2003 bonus and 100% of his 2002 bonus into the Company’s SMDCP.

(6)	Aggregate perquisites and other personal benefits that do not exceed the lesser of CAD$50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers, are not included in this column.

(7)	In 2003, includes US$22,200 for club membership fees. In 2003 and 2002, includes gross-up payment for taxes for various benefits in the amount of US$22,870 and US$49,073, respectively. In 2003 and 2001, includes deemed interest on interest free loans described under “Employment Contracts/Arrangements” in the amount of US$27,131 and an aggregate of US$122,237, respectively.

(8)	Includes gross-up payment for taxes for various benefits in the amount of US$14,107.

(9)	Include tax protection payments in the amount of US$49,952 (in 2003), US$35,460 (in 2002) and US$13,976 (in 2001) so that net income after taxes is not less than it would have been in the U.S.

(10)	60,000 performance-based restricted shares were granted to Mr. Harrison on March 30, 1998 pursuant to the terms of his employment agreement and, based on the closing price of the common shares on the New York Stock Exchange ("NYSE") on such date, had a value of US$1,291,240. The vesting of the restricted shares was subject to the Company's attainment, during years 1999, 2000 and 2001, of performance objectives, and to Mr. Harrison's continued employment during such period. One-third of restricted shares vested on each of January 23, 2001 and January 22, 2002 and, based on the closing price of the common shares on the NYSE on each such date, had a value of US$435,056 (US$21.75 per share) and US$605,364 (US$30.27 per share), respectively. All of the 60,000 performance-based restricted shares are vested.

(11)	Bonus Shares were awarded in 1997 under the Executive Bonus Share Rights Plan, contingent on the achievement of return on investment targets for each of fiscal 1997, 1998, 1999 and 2000. The Bonus Shares fully vested on January 23, 2001 and were paid out in deferred share units payable in cash upon retirement or termination of employment. The value of the deferred share units shown in the table is based on the closing price of the common shares on January 23, 2001 (US$21.75 per share). The actual payout of the deferred share units will be established based on the share price upon retirement or termination of employment and will include accrued dividends from January 23, 2001.

(12)	Includes Illinois Central Corporation contributions to a 401(k) plan (for Messrs. Harrison, Harris and Foote), amounts accrued under an executive account balance and under an excess benefit plan (for Messrs. Harrison and Harris) as well as Illinois Central Corporation contributions to a defined contribution plan (for Mr. Harrison only).

(13)	Also includes forgiveness of a US$1,500,000 interest-free loan.

Stock Options Granted to Named Executive Officers During the Last Financial Year

The following table shows information regarding grants of stock options made to Named Executive Officers during the financial year ended December 31, 2003. See "Management Long-Term Incentive Plan" below for a description of such plan.

		# of	% of Total		Market Value of
		Securities	Options		Securities
		Granted	Granted to	Exercise	Underlying Options
	Year	Under	Employees in	Price(3)	on Date of Grant(3)
Name	Granted	Options(1) (2)	Financial Year	(US$)	(US$/Security)	Expiry Date

E. Hunter Harrison(4)	2003	540,000	17.6	29.14	29.14	January 24, 2013

James M. Foote	2003	162,000	5.3	29.14	29.14	January 24, 2013

Claude Mongeau	2003	162,000	5.3	29.14	29.14	January 24, 2013

Keith L. Heller	2003	121,500	4.0	29.14	29.14	January 24, 2013

Ed L. Harris	2003	64,500	2.1	29.14	29.14	January 24, 2013

(1)	The options granted in 2003 are performance-accelerated options that become fully vested on the sixth anniversary of the grant date, with the vesting of a third of the options per year being conditionally accelerated commencing on the first anniversary of the grant, subject to attainment of performance criteria. (See “Management Long-Term Incentive Plan”)

(2)	All figures relate to securities granted under options on a post-split basis and have been restated to reflect the three-for-two stock split effective on February 27, 2004.
(3)	The exercise price and market value of CAD$ 40.85 have been converted using the average rate of exchange of 1.4015 for the year 2003.
(4)	Mr. Harrison also received a grant of 15,000 share units under the Mid-Term Incentive Plan following his appointment as President and Chief Executive Officer in January 2003 (see “Mid-Term Incentive”).

Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value

The following table shows information regarding exercises of stock options granted to Named Executive Officers under the Management Stock Option Plan and the Management Long-Term Incentive Plan (and for Mr. Harrison a grant in 1998 under his employment agreement) during the financial year ended December 31, 2003. See "Management Long-Term Incentive Plan" below for a description of such plans.

	Securities	Aggregate				Value of Unexercised In-The-
	Acquired on	Value	Unexercised Options at FY-End(1)			Money Options at FY-End
	Exercise(1)	Realized		(#)		(US$)(2)

Name	(#)	(US$)	Exercisable		Unexercisable	Exercisable	Unexercisable

E. Hunter Harrison	Nil	Nil	1,006,875		980,625	16,490,519	9,083,973

James M. Foote	19,500	471,160	241,500		327,000	3,956,711	2,956,118

Claude Mongeau	45,000	675,375	191,250		330,750	3,012,558	3,013,200

Keith L. Heller	133,500	1,911,181	55,125		226,875	614,832	2,237,540

Ed L. Harris	Nil	Nil	96,375		131,625	1,471,564	1,194,861

(1)	All figures relating to securities acquired on exercise or to unexercised options are stated on a post-split basis and have been restated to reflect the three-for two stock split effective on February 27, 2004.

(2)	Value of unexercised in-the-money options at financial year-end is the difference between the average closing price of the common shares on December 31, 2003 on the New York and Toronto stock exchanges (CAD$54.68) and the exercise price, converted using the average rate of 1.4015 for 2003. This value has not been, and may never be, realized. The actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Management Stock Option Plan

At the time of the initial public offering in 1995, eligible managers of the Company were granted options under the Management Stock Option Plan (the "IPO Plan") to acquire common shares at CAD$9.00 per share. Options are non-transferable except, in certain circumstances, upon the death of the holder of such options. The remaining options under the IPO Plan have a maximum term of 10 years from the date of the grant. Options may be cancelled upon the termination of a participant's employment for cause or, if the participant voluntarily terminates employment. In the event of the death of a participant, all options held by such participant may be cancelled 180 days after the participant's death. In the event that the participant's employment is terminated by the Company other than for cause, all options held by such participant may be cancelled 30 days after termination of the participant's employment. A participant may exercise options for up to three years after retirement. All options under the IPO Plan have vested, effective January 26, 2000. No further options may be granted under the IPO Plan. There were 30,417 options exercisable under the IPO Plan as of December 31, 2003 (after giving effect to the three-for-two stock split effective on February 27, 2004).

Management Long-Term Incentive Plan

The Company has adopted a Management Long-Term Incentive Plan (the "Plan") approved by the Shareholders on May 7, 1996 and amended on April 28, 1998 and on January 23, 2001. The maximum number of common shares that may be issued under the Plan is 22,500,000 (after giving effect to the three-for-two stock split effective on February 27, 2004). The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year.

Stock options have a maximum exercise period of 10 years. The exercise price must be at least equal to the common shares' fair market value on the date of grant. Vesting criteria, including the date or dates upon which all or a portion of the options become exercisable, and Company performance targets which may have to be met for options to become exercisable, are established with respect to each grant.

Stock options may be cancelled upon the termination of a participant's employment for cause or if the participant voluntarily terminates employment. In the event that a participant's employment is terminated by the Company other than for cause, all stock options held by such participant may be cancelled 30 days or three months after termination of the participant's employment (depending on the date of grant) and three years after retirement. In the event of certain material transactions (as defined in the Plan), any unvested non-performance-related options will vest immediately.

During the financial year ended December 31, 2003, pursuant to the provisions of the Plan, the Company granted a total of approximately 1,753,500 options to purchase common shares at the market price on the date of grant to 24 executive officers. As at December 31, 2003, options for a total of 14,321,919 common shares had been granted and were outstanding under the Plan. These figures relate to options and common shares on a post-split basis and have been restated to reflect the three-for-two stock split effective on February 27, 2004.

Employment Contracts/Arrangements

Effective January 1, 2003, Mr. Harrison was appointed President and Chief Executive Officer of the Company. An employment agreement (the "Agreement") provides the terms of employment for Mr. Harrison effective from January 21, 2003 to December 31, 2005. If Mr. Harrison's employment is terminated at any time during the term of the Agreement by the Company without "Cause" or by Mr. Harrison for "Good Reason" (as those terms are defined in the Agreement), in addition to receiving his accrued base salary and a pro rata portion of his annual target bonus, Mr. Harrison will receive an amount equal to three times the sum of his annual base salary and annual target bonus. Mr. Harrison will also be entitled to continuation of his employee benefits for three years and he will be entitled to exercise certain of his vested stock options for the full term of such options. The Agreement also includes special provisions relating to tax equalization payments in respect of Mr. Harrison's salary to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States. The Agreement also deals with the terms of repayment of a US$653,250 interest-free loan granted to Mr. Harrison by the Company in 2001. Under the Agreement, such loan will be forgiven in whole on June 30, 2004 if Mr. Harrison is still employed by the Company at that time. In addition to the retirement benefits disclosed under "Pension Plans" below, Mr. Harrison is entitled to post-retirement medical benefits and a life insurance benefit equal to US$1 million.

Pension Plans

Executive officers participate in the Company's principal pension plan, which is a defined benefit plan providing pensions based on pensionable years of service and highest average earnings. The pension amounts are payable in Canadian currency and were converted using the average rate of exchange of 1.4015 for 2003.

The following table reflects an estimate of total annual benefits under the Company's principal pension plan payable upon retirement (age 65) to persons in specified earnings and service classifications:

Highest Average Earnings ($US)	Principal Pension Plan Pensionable Service (years) ($US)

	10	20	25	30	35
$200,000	12,237	24,474	30,593	36,711	42,829
$300,000	12,237	24,474	30,593	36,711	42,829
$400,000	12,237	24,474	30,593	36,711	42,829
$500,000	12,237	24,474	30,593	36,711	42,829
$600,000	12,237	24,474	30,593	36,711	42,829

The following table reflects an estimate of total annual benefits under any special agreement generating additional retirement income payable upon retirement (age 65) to senior executives in specified earnings and service classifications:

Highest Average Earnings ($US)	Special Retirement Stipend Pensionable Service (years) ($US)

	10	20	25	30	35
$200,000	26,940	53,880	67,350	80,820	94,289
$450,000	76,940	153,880	192,350	230,820	269,289
$700,000	126,940	253,880	317,350	380,820	444,289
$950,000	176,940	353,880	442,350	530,820	619,289
$1,200,000	226,940	453,880	567,350	680,820	794,289

Highest average earnings are the average annual pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is larger. Pensionable earnings consist of salary and overtime. However, benefits payable under the Company's principal pension plan are subject to a maximum annual pension benefit of $CAD1,715 ($US1,224) per year of pensionable service. Senior executives who have at least two years of service and who execute an agreement, including a non-competition clause, are eligible for additional retirement income, charged to operating funds. This plan is called the Special Retirement Stipend ("SRS"). If the senior executive became eligible for this plan on or after July 1, 2002, his or her benefits will not vest unless such senior executive remains in active service until the age of 55. Accrued additional retirement income benefits are guaranteed through a letter of credit.

The annual amount of an individual's additional retirement income is a set percentage of that individual's portion of actual average earnings that is greater than the maximum average earnings recognized by the Company's principal pension plan, multiplied by the number of years of service (maximum 35 years) of that individual.

Messrs. Heller and Mongeau had respectively 35 years and nine years and eight months of credited service under the SRS as at December 31, 2003.

In June 1999, the Board of Directors approved that the Special Retirement Stipend program be extended to senior management employees, not already covered under such plan, with the following caveat

Service recognized to calculate the pension will be equal to:

(a)	the service with the Company as senior manager in 1999; plus

(b)	twice the service with the Company as senior manager after 1999.

The sum of (a) and (b) shall not exceed the lower of (i) the total Company service or (ii) 35 years.

The benefits of any member who became eligible to the plan on or after July 1, 2002 will not vest unless such member remains in active service until the age of 55.

The recognized maximum average earnings under the Company's pension plan was approximately $US65,301 for 2003. In January 1996, the definition of "salary" under the Special Retirement Stipend program was extended to include the bonuses paid by the Company under the Annual Incentive Bonus Plan after 1995, up to the target bonuses relating to the year for which such bonuses were earned. If the aggregate of any given individual's age and years of service is at least 85, and such individual is age 55 or over, both the pension benefits and additional retirement income become payable to such senior executive who retires prior to age 65.

Mr. Harrison does not participate in the Company's principal pension plan and Special Retirement Stipend. The Company had originally guaranteed Mr. Harrison that upon his termination of employment with the Company, his total supplemental retirement benefits would not be less than the benefits that would have been provided under the Illinois Central Railroad Company ("ICR") Supplemental Executive Retirement Plan in effect prior to March 30, 1998, had he continued his service with ICR and continued participation in such plan. Mr. Harrison's total supplemental retirement benefits are as follows:

Executive Account Balance Plan. ICR's Executive Account Balance Plan provides for a sum equivalent to 10% of Mr. Harrison's combined salary and performance awards in excess of a wage offset factor to be accrued annually (but not funded), and is payable upon retirement or termination of employment. The wage offset factor is adjusted annually by the percentage increase in the U.S. social security wage base. For 2003, the wage offset factor was $US145,000. Accrued amounts earn interest in accordance with the plan. This plan was frozen as of December 31, 2000 and replaced by a new plan with the same provisions for Mr. Harrison as of January 1, 2001.

Defined Contribution Plan. Mr. Harrison is eligible to participate in a defined contribution plan to which the ICR contributes 2% of his earnings (as defined in the plan). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison. Contributions are designated as Employer Contributions in the Savings Plan (as hereinafter defined). This plan was frozen as of December 31, 2000 and replaced by a new plan with the same provisions for Mr. Harrison as of January 1, 2001.

Supplemental Retirement and Savings Plan. Mr. Harrison is eligible to participate in the Supplemental Retirement and Savings Plan (the "Savings Plan"), which is a qualified salary reduction 401(k) plan. Mr. Harrison may make "pre-tax" contributions to the Savings Plan of up to 20% of his salary subject to limitations imposed by the U.S. Internal Revenue Code. Those contributions are partially matched by the ICR. The matching contribution is limited to 50% of the first 6% of Mr. Harrison's pre-tax salary (i.e., the matching contribution is limited to 3% of his salary). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison.

Excess Benefit Plan. Under ICR's Excess Benefit Plan, amounts are accrued for Mr. Harrison on an unfunded basis to offset the limitations imposed by the U.S. Internal Revenue Code with respect to certain benefit plans as a result of the level of Mr. Harrison's compensation. Currently, the Excess Benefit Plan provides for the accrual of a sum equivalent to the employer matching contribution under the Savings Plan which is restricted by the limits of Section 402(g) of the U.S. Internal Revenue Code. The amounts accrued will be distributed at the same time and on the same terms as the amounts paid under the Savings Plan. This plan was frozen as of December 31, 2000 and replaced by a new plan with the same provisions for Mr. Harrison as of January 1, 2001.

Defined Benefit Plan. A tax-qualified defined benefit retirement plan was introduced for ICR's non-unionized employees on January 1, 2001. For non-unionized employees of ICR who were not members of the 1989 Pension Plan for Employees of CN U.S. subsidiaries, the following table reflects an estimate of total annual benefits payable under such plan to persons, such as Mr. Harrison, in specified earnings and service classifications:

			Qualified Pension Plan Table
	Estimated Annual Benefit for Years of Credited Service after December 31, 2000
Highest Average Earnings ($US)				($US)

	5	10	15	20	25	30	35
$200,000	6,107	12,214	18,322	24,429	30,536	36,643	42,750
$500,000	6,107	12,214	18,322	24,429	30,536	36,643	42,750
$800,000	6,107	12,214	18,322	24,429	30,536	36,643	42,750
$1,100,000	6,107	12,214	18,322	24,429	30,536	36,643	42,750
$1,400,000	6,107	12,214	18,322	24,429	30,536	36,643	42,750

Highest average earnings are the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of salary and overtime. However, pensionable earnings are capped by the Internal Revenue Code at $US200,000.

Supplemental Executive Retirement Plan. ICR established the Illinois Central Corporation Supplemental Executive Retirement Plan effective as of January 1, 1994 (the "SERP"). Mr. Harrison is covered by the SERP. Mr. Harrison's SERP annual benefits shall be $US800,000 annually and increase to $US900,000 annually if he remains employed with the Company until December 31, 2005. The annual amount Mr. Harrison is eligible to receive under the SERP will be increased in an increment of $US100,000 for each additional year he remains employed by the Company after December 31, 2005.

Mr. Foote joined the Company on August 23, 1995. Mr. Foote is covered by a special pension arrangement which credits him with two years of service for each year of service for his first 10 years of service with the Company.

During Mr. Foote's service from August 23, 1995 to December 31, 2000, he participated in the Company's principal pension plan until March 31, 2000, when he transferred to the U.S. Mr. Foote's pension benefits under his special pension arrangement, which are totally vested to him, are equal to the pension benefits he would have been entitled to if he had been participating in the Company's principal pension plan and Special Retirement Stipend program for twice the number of years of service since August 23, 1995, being twice five years and 4.35 months, less the pension payable under the Company's principal pension plan. The pension benefits under the special pension arrangement are payable from the Company's operating funds.

For Mr. Foote's service since December 31, 2000, he has been participating in the Defined Benefit Plan mentioned above. He has also been participating in the new Supplemental Retirement Plan ("SRP") of ICR under which he continues to be credited, as mentioned above, with two years of service for each year of service with ICR until August 22, 2005, inclusively. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Foote, who joined the SRP after December 31, 2000, in specified earnings and service classification:

Final Average	Supplemental Retirement Plan (SRP) Table Estimated Annual Benefit for Years of Credited Service after
Compensation			December 31, 2000
($US)				($US)
	5	10	15	20	25	30	35
$200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
$450,000	45,000	90,000	135,000	180,000	225,000	270,000	315,000
$700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
$950,000	95,000	190,000	285,000	380,000	475,000	570,000	665,000
$1,200,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000

Mr. Foote's SRP pension obtained from the above table is offset by (i) the qualified Defined Benefit Plan pension for his service after December 31, 2000; (ii) the U.S. Railroad Retirement Board Tier 2 pension for his service after December 31, 2000; (iii) the amount of single life annuity that can be purchased with the 3% employer contributions available under the Supplemental Retirement and Savings Plan.

Mr. Foote had six years of credited service under the SRP as of December 31, 2003.

Mr. Harris has been participating in the Executive Account Balance Plan, Excess Benefit Plan and Defined Contributions Plan mentioned above. These plans were frozen as of December 31, 2000. Mr. Harris is eligible to participate in the Supplemental Retirement and Savings Plan and the Defined Benefit Plan mentioned above.

Mr. Harris does not participate in the Company's principal pension plan and Special Retirement Stipend. Mr. Harris’s overall retirement benefit will always be the greater of what he would receive under the new Supplemental Retirement Plan ("SRP") of ICR mentioned above on all his service up to 35 years minus the offset described below and the old Illinois Central Railroad Company ("ICR") Supplemental Executive Retirement Plan ("SERP") for which Mr. Harris continued to accrue retirement benefits until December 31, 2003 at the rate of 3.5% of his final average earnings per year of service between January 1, 1994 and December 31, 2003 plus retirement benefits at the rate of 2% pear year of service after 2003 minus the offset described below. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Harris, who joined the old SERP on or after January 1st, 1994, in specified earnings and service classification:

Final Average Compensation ($US)	Supplemental Executive Retirement Plan (SERP) Table Estimated Annual Benefit for Years of Credited Service after December 31st, 1993 ($US)

	5	10	15	20	25	30	35
$200,000	35,000	70,000	90,000	110,000	130,000	150,000	170,000
$300,000	52,500	105,000	135,000	165,000	195,000	225,000	255,000
$400,000	70,000	140,000	180,000	220,000	260,000	300,000	340,000
$500,000	87,500	175,000	225,000	275,000	325,000	375,000	425,000
$600,000	105,000	210,000	270,000	330,000	390,000	450,000	510,000

Mr. Harris's SERP pension obtained from the above table is offset by (i) the qualified Defined Benefit Plan (prorated for service only after January 1, 2004); (ii) the U.S. Railroad Retirement Board Tier 2 pension (prorated for service only after January 1, 2004); (iii) the amount of single life annuity that can be purchased with the 3% employer contributions after January 1, 2001 available under the Supplemental Retirement and Savings Plan, along with future interest credits tied to treasuries; (iv) CN matching contributions to the 401(k) Plan and the 2% supplemental match as of December 31, 2000, along with future interest credits tied to treasuries; (v) the Excess Benefit Plan account balance as of December 31, 2000, with future interest credits tied to treasuries; (vi) the Executive Account Balance Plan as of December 31, 2000, with future interest credits tied to the prime rate as set out in The Wall Street Journal; (vii) the actuarial equivalent (in the form of a single life annuity) of the annual annuity of $47,734 whose value was withdrawn from the SERP prior to retirement by virtue of the change in control provision of such SERP.

Mr. Harris had 35 years of credited service under the new SRP including 10 years of credited service under the old SERP as at December 31, 2003. This means that his SRP annual benefit will be at least equal to 70% of his final average compensation minus the above-mentioned offsets.

Report on Executive Compensation by the Human Resources and Compensation Committee

The Human Resources and Compensation Committee met five times in 2003. This Committee's charter is set out in Schedule F of this Management Proxy Circular.

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of eight “unrelated”, “independent” directors, namely Purdy Crawford, Chair of the Committee, A. Charles Baillie, J.V. Raymond Cyr, Gordon D. Giffin, Gilbert H. Lamphere, Denis Losier, Edward C. Lumley and David G.A. McLean. The President and Chief Executive Officer and the Senior Vice-President, People also attend meetings of this committee. The President and Chief Executive Officer and the Senior Vice-President, People do not participate in discussions concerning their own compensation and are required to leave the meetings when appropriate.

The Compensation Policy of the Company

The pivotal and continuing theme of the Company's compensation policy has been to tie remuneration to the financial performance of the Company and the enhancement of shareholder value. This underlies the need to attract, retain and motivate outstanding executive talent in an increasingly visible and competitive environment.

The Company is committed to a compensation policy that drives business performance, is competitive and encourages broad share ownership. The compensation strategy is heavily weighted towards pay-for-performance components.

In determining compensation for senior executives, the Company considers the compensation practices of U.S.-based companies that are comparable in size and with whom the Company competes for executive talent, including Class 1 Railroads for the most senior executives. This competitive information is provided by external consultants retained by the Company. Subject to an overriding discretion of the Human Resources and Compensation Committee and the Board of Directors, the Company seeks to position total compensation, when planned results are achieved, for its executives, including base salary, annual, mid-term and long-term incentives, at the first quartile (75th percentile) of that paid by competitors, for positions with equivalent responsibilities and scope.

Compensation is comprised of four main components: base salary, annual incentive, mid-term incentive and long-term incentive. The Human Resources and Compensation Committee annually reviews each component and desired market positioning and makes recommendations based on individual performance, taking into account leadership abilities, retention risk and succession plans.

Base Salary

Base salaries are established according to the criteria set forth above and are benchmarked against median (50th percentile) comparator group practice. Payment of base salary is made in U.S. currency where deemed appropriate.

Annual Incentive

Through the Company's Annual Incentive Bonus Plan ("AIBP"), a substantial portion of an executive's annual compensation is linked to the achievement of key financial, business and personal objectives set by the Board of Directors at the beginning of the year.

Payouts for planned results to be achieved ("Target Payouts") under the AIBP are set as a percentage of salary (ranging between 60% and 70% for executives), which falls between median and 75th percentile of the comparator group's short-term incentive practice. The minimum payout under the AIBP is zero. The maximum payout under the AIBP is equal to twice the Target Payout.

For the year 2003, the AIBP had the following components:

1.	Financial performance: 70% of the bonus was linked to the achievement of goals that contribute to the organization's long-term financial growth and profitability. Financial performance is measured against targets set by the Board of Directors for the year. In 2003, the Board assessed the Company’s performance against revenues, operating income, earnings per share, free cash flow and return on invested capital with no specific weight being attached to each measure. For the year 2003, the Board assessed the Company’s financial performance as having met objectives.

2.	Individual performance: 30% of the bonus was based on the achievement of personal business-oriented goals linked to financial, operating, safety, customer service, as well as leadership.

In 2003, the average payout for the 24 executives officers was 111% of Target Payout.

Voluntary Incentive Deferral Plan

To further strengthen the alignment of compensation with long-term value creation goals, the Company introduced in 2002 the Voluntary Incentive Deferral Plan. This plan allows executives and senior management employees to defer up to 100% of amounts paid under an eligible incentive plan into deferred share units payable in cash upon retirement or termination of employment. The bonus amount deferred is converted using an average of the closing share price at the moment of the deferral.

The Company also credits a company match equal to 25% of the number of deferred share units. These company matched deferred share units vest over a period of four years (25% per year).

The payout of the deferred share units is established based on an average share price upon retirement or termination date and includes the vested company matched deferred share units as well as accrued notional dividends over the deferral period.

A limited number of U.S. Senior Management employees also participate in the Senior Management Deferred Compensation Plan which permits the deferral of up to 50% of salary and up to 100% of bonus. Amounts deferred are payable upon termination or retirement. When payable upon termination, they are credited with notional interest rate (based on long-term interest rates on U.S. Treasury Notes). Upon eligible retirement, the credited rate is upgraded by 20%. This plan is closed to new participants.

Mid-Term Incentive

To further strengthen the link between compensation and superior performance, the Board of Directors approved in 2001 the Mid-Term Incentive Share Unit Plan. The one-time performance-based share unit awards vest conditionally based on the highest 20-trading day moving average share price in the first half of 2004. Should the average share price be CAD$50 or less, the units will be cancelled and no payout will be made under the Plan. The units fully vest only upon the attainment of a CAD$66.67 average share price, which is the maximum target (linear vesting applies where the average share price is between CAD$50 and CAD$66.67).

The mid-term grant value represented an average of 47% of base salary in 2001 for executive officers using the Black-Scholes valuation methodology at the moment of grant, using a share price of CAD$40.

Long-Term Incentive

The Company relies heavily on long-term incentive vehicles (such as stock options and Restricted Share Units) to align management interest with shareholder value growth as well as to provide retention of key talent. Grant ranges are established independently each year to provide approximately 75th percentile of long-term incentive value provided by the comparator group, with significant recognition of individual contribution and potential in the individual awards. In 2003, the stock option grant value represented 240% of base salary on average for executive officers using the Black-Scholes valuation methodology.

The options have a ten-year term and an exercise price equal to fair market value at the time of the grant. The Company has in the past granted options linked to the achievement of financial targets and conventional options. However, in 2003, the Company granted performance-accelerated options which become fully vested on the sixth anniversary of the grant date, with the vesting of a third of the options per year being conditionally accelerated commencing on the first anniversary of the grant, subject to attainment of performance criteria.

Stock Ownership

Stock ownership by executives has been further encouraged through the introduction of share ownership guidelines that require a minimum level of ownership of common shares of CN set as a percentage of salary to be achieved over a five-year period. In 2002, the application of the guidelines was broadened to include a total of approximately 175 executives and senior management employees with requirements to own common shares of CN in value at least equal to four times his salary for the President and Chief Executive Officer, three times their salary for executive and senior vice-presidents, two times their salary for the vice-presidents and one time their salary for other senior management employees of the Company.

Chief Executive Officer Compensation

The Summary Compensation Table under the caption "Disclosure on Compensation — Officers' Remuneration — Compensation of Named Executive Officers of the Company" summarizes the compensation data for the President and Chief Executive Officer and other Named Executive Officers.

The President and Chief Executive Officer's annual compensation is set by the Board of Directors and comprises the components described above based on the same criteria, measures and assigned weights. The President and Chief Executive Officer's target payout under the AIBP is 100% of his base salary.

The individual performance of the President and Chief Executive Officer is measured against the goals, objectives and standards set annually between the President and Chief Executive Officer and the Human Resources and Compensation Committee. The goals include both financial and non-financial dimensions, covering performance in the following areas: financial performance; safety; marketing; operations; human resources management; technology and information infrastructure management; strategic planning; and corporate governance.

Based on a review of the foregoing, the Human Resources and Compensation Committee rates the performance of the President and Chief Executive Officer as part of his performance review and recommends to the Board of Directors his compensation based on his and the Company's performance.

Submitted on March 2, 2004, by the Human Resources and Compensation Committee of the Board of Directors:

Purdy Crawford (Chair)
A. Charles Baillie
J.V. Raymond Cyr
Gordon D. Giffin
Gilbert H. Lamphere
Denis Losier
Edward C. Lumley
David G.A. McLean

Performance Graph

The following Performance Graph illustrates the yearly cumulative total shareholder return on CN's common shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite and S&P 500 Indices from the period beginning December 31, 1998 to the period ending December 31, 2003. Amounts indicated are in Canadian dollars.

	Dec-98	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03
CN	$100,00	$96,02	$111,48	$191,73	$163,65	$205,39
S&P/TSX Composite	$100,00	$131,71	$141,47	$123,69	$108,30	$137,25
S&P 500	$100,00	$119,30	$107,31	$93,44	$71,92	$90,72

Directors' Compensation

The directors of the Company play an invaluable role in enhancing shareholder value. As indicated under "Business of the Meeting — Election of Directors" above, the directors have a substantial investment in the Company. In addition, in excess of 54% of the annual remuneration for 2003 of the non-executive directors is in the form of common shares of the Company (or Restricted Share Units). No options were granted to the directors of the Company in 2003.

To reflect the Company's extensive operations in the United States, five of the fifteen directors are from the United States and the compensation of the non-executive directors of the Company tends to be aligned with the practices of large U.S.-based companies.

In consideration for serving on the Board of Directors in 2003, each director, except Messrs. McLean and Harrison, was paid a fee of US$82,900 (including a retainer fee of US$10,000 and either 2,700 common shares of the Company (after giving effect to the three-for-two stock split effective on February 27, 2004) purchased by it on the open market or 2,700 Restricted Share Units (on a post-split basis) in accordance with the provisions of the Directors' Share Purchase Plan). In addition, each such director received an amount of US$1,000 per day for each meeting of the Board of Directors attended and an additional US$1,000 when he or she traveled in order to attend a meeting of the Board of Directors or a committee thereof. Such directors also received a fee of US$3,500 for being a member of a committee of the Board of Directors and an additional US$1,000 for each meeting of a committee attended. The chair of each committee of the Board of Directors (except the Board Chair) also received as such an additional fee of US$3,500.

Mr. McLean, in his capacity of Board Chair in 2003, was paid a fee of US$284,400 comprised of a retainer fee of US$90,000 and 7,200 common shares of the Company (on a post-split basis) purchased by the Company on the open market. Mr. Harrison did not receive any compensation from the Company to serve as a director as Mr. Harrison is an officer of the Company.

SECTION 5 - OTHER INFORMATION

Indebtedness of Directors and Officers

As of December 31, 2003, the aggregate indebtedness of all officers and employees of the Company and its subsidiaries, not entered into in connection with the purchase of common shares of the Company, was approximately US$1.4 million.

Table of Indebtedness of Directors and Officers
Name and Principal Position	Involvement of Company or subsidiary	Largest Amount Outstanding during 2003	Amount Outstanding as at February 29, 2004
E. Hunter Harrison	Loan granted by the Company	US$653,250(1)	US$653,250
President and
Chief Executive Officer

(1) See "Disclosure on Compensation – Officers' Remuneration – Employment Contracts/Arrangements" above.

As of December 31, 2003, there was no outstanding indebtedness of officers and employees of the Company and its subsidiaries, entered into in connection with the purchase of common shares of the Company.

On January 21, 2003, the Board adopted a resolution prohibiting new loans to directors and executive officers or the renewal of or material modifications to any of the loans in place with directors and officers.

Shares Owned or Controlled by Senior Management

As of February 29, 2004, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 6.9 million common shares (after giving effect to the three-for-two stock split effective on February 27, 2004), representing approximately 2.4% of the outstanding common shares.

Interest of Management and Others in Material Transactions

The management of the Company is not aware of any material interest of any director or officer of the Company or any of their associates or affiliates in any transaction since the date of the last completed financial year of the Company, or in any proposed transaction, that has materially affected or will materially affect the Company or any of its affiliates and that has not been previously disclosed.

Directors' and Officers' Insurance

The Company has purchased at its expense group liability insurance in the amount of $CAD200,000,000, with a deductible to the Company of $CAD1,000,000 for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium for 2003 was $CAD521,000.

Shareholder Proposals

Shareholder proposals to be considered at the 2005 annual meeting of Shareholders must be received at the head office of the Company no later than December 3, 2004, to be included in the management proxy circular for such annual meeting.

Availability of Documents

Copies of the Company's latest annual information form and audited financial statements filed with the Canadian and U.S. securities regulators may be obtained, without charge, on request from the Corporate Secretary of the Company.

Approval

The Board of Directors of the Company has approved the contents of this Management Proxy Circular and its sending to the Shareholders.

Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary
March 2, 2004

SCHEDULE A

RECORD OF ATTENDANCE AND TOTAL CASH COMPENSATION
RECEIVED BY DIRECTORS
 For the 12-month period ended December 31, 2003

	Number of meetings attended		Total cash compensation(2)
Director
	Board	Committees	(in US$)
Michael R. Armellino	13/13	23/23	$ 75,000
A. Charles Baillie, LL.D.	7/8(1)	9/12	$ 38,125
Hugh J. Bolton, F.C.A	7/8(1)	9/12	$ 35,791
Purdy Crawford, O.C., Q.C., LL.D.	13/13	17/18	$ 67,500
J.V. Raymond Cyr, O.C., LL.D.	12/13	21/22	$ 63,000
Ambassador Gordon D. Giffin	11/13	15/15	$ 56,500
James K. Gray, O.C., A.O.E., LL.D.	13/13	18/19	$ 62,000
E. Hunter Harrison	13/13	5/5	Nil
Edith E. Holiday	13/13	13/13	$ 52,500
V. Maureen Kempston Darkes, O.C., D. Comm., LL.D.	11/13	12/14	$ 51,500
Gilbert H. Lamphere	11/13	15/18	$ 55,000
Denis Losier	13/13	22/22	$ 67,333
The Hon. Edward C. Lumley, P.C., LL.D.	11/13	16/16	$ 63,500
David G.A. McLean, O.B.C., LL.D.	13/13	24/24	$137,000
Robert Pace	13/13	19/19	$ 67,500
(1)	Messrs. Baillie and Bolton were elected to the Board of Directors on April 15, 2003 and therefore were not directors of the Company for the first five meetings of the Board and the meetings of the committees they are respectively members of held before such date.

(2)	In addition to cash compensation, non-executive directors received common shares or Restricted Share Units of the Company. See the “Directors’ Compensation” section of the Management Proxy Circular.

Board and Board Committee Meetings	Number of meetings held
Board	13
Audit, Finance and Risk Committee	6
Corporate Governance and Nominating Committee	6
Human Resources and Compensation Committee	5
Environment, Safety and Security Committee	4
Investment Committee of CN's Pension Trust Funds	4
Strategic Planning Committee	3

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In this Schedule, the Company's corporate governance practices are compared to the Proposed TSX Guidelines. References are made, in footnotes, to the CSA Proposals, the CSA Audit Committee Rules and the NYSE Standards, where appropriate.

TSX Guidelines			Corporate Governance Practices at the Company
1.	The Board of directors should explicitly assume responsibility for the stewardship of the Company and adopt a formal mandate setting out the Board's stewardship responsibilities and, as part of its overall stewardship responsibility, the Board should assume responsibility for the following matters :		The Company complies. On March 2, 2004, the Board of Directors approved a revised Board mandate which is included in this Management Proxy Circular as Schedule C, and which states that the role of the Board is to supervise the management of the Company’s business and affairs, with the objective of increasing shareholder value.[1]
In addition, the Board adopted, on October 21, 2003, a code of business conduct, which is available on the Company’s website at www.cn.ca.[2]
	(a)	adoption of a strategic planning process and the approval and review, on at least an annual basis, of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	The Company complies. The Board has the responsibility to adopt a strategic planning process, to approve and review, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and to monitor the implementation of the business plan by management.
	(b)	the identification of the principal risks of the Company’s business, and overseeing the implementation of appropriate systems to manage these risks;	The Company complies. The Board of Directors ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Company's business. Through the Audit, Finance and Risk Committee, it reviews the Company’s risk assessment and risk management policies, including the Company’s policies regarding hedging, investment and credit.
	(c)	succession planning, including appointing and monitoring senior management and the Chief Executive Officer in particular;	The Company complies. The Board of Directors is responsible for choosing the President and Chief Executive Officer, appointing executive management, monitoring the President and Chief Executive Officer’s and executive management’s performance and approving the President and Chief Executive Officer’s corporate objectives. The description of the role of the President and Chief Executive Officer is set forth in the Manual. The Board also takes all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity and competence.

1 The CSA Proposals state that a board should adopt and disclose a written board mandate. The Company complies with such recommendation.
2 The CSA Proposals state that a board should adopt a written code of business conduct and ethics. Such code was adopted by the Board.

TSX Guidelines			Corporate Governance Practices at the Company
	(d)	communication policies for the Company, which policies should (i) address how the Company interacts with analysts, investors, other key stakeholders and the public; (ii) contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and (iii) be reviewed at least annually; and	The Company complies. The Board of Directors has the responsibility of adopting communications policies and monitoring the Company’s investor relations program. The Company’s communications policy (i) addresses how the Company interacts with analysts, investors, other key stakeholders and the public, (ii) contains measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) is reviewed at least annually.
	(e)	integrity of the Company’s internal control and management information systems.	The Company complies. The Board of Directors has the responsibility of monitoring the quality and integrity of the Company’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems. As disclosed in the charter of the Audit, Risk and Finance Committee attached as Schedule D to this Management Proxy Circular, such committee is responsible for: (i) receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control; and (ii) assisting the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements.
2.	The Board of Directors should be constituted with a majority of individuals who qualify as unrelated directors. [3]		The Company complies. Of the 15 Board members, only Mr. Harrison, the President and Chief Executive Officer of the Company, is an officer of the Company. Based on the foregoing and on the information provided by directors as to their individual circumstances, the Board has determined that, of the remaining 14 Board members, 13 are “unrelated” and “independent”[4] , and one is “related” and “not independent”, Mrs. Kempston Darkes being a senior executive of a major customer of the Company.

3 See item 3 hereunder.
4 Under the NYSE Standards, board of directors should be constituted with a majority of “independent” directors. In determining whether or not a director is “independent”, as that term is defined in the NYSE Standards, the Board considers all material relationships that a director may have with the Company. In addition, certain relationships are assumed to be impediments to independence. The Board is constituted with a majority of “independent” directors, as defined in the NYSE Standards. Similarly, the CSA Proposals state that a majority of directors should be independent, as defined in such proposals. The Company complies with such recommendation.

TSX Guidelines		Corporate Governance Practices at the Company
3.	The Board has the responsibility for applying the definition of unrelated director to the circumstances of each individual director and is required to (1) disclose whether the Board has a majority of unrelated directors and the analysis supporting this conclusion, (2) identify which directors are related or unrelated and (3) provide a description of the business, family, direct and indirect shareholding or other relationship between each director and the Company.	The Company complies. In determining whether or not a director is “unrelated”, as that term is defined in the Proposed TSX Guidelines, the Board considers all relevant facts applicable to a director, including whether or not such director is:
(a) a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from holdings in the Company;
(b) currently, or has been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and
(c) a director, officer, employee or significant shareholder of an entity that has a material business relationship with the Company.
Based on the foregoing and on the information provided by directors as to their individual circumstances, the Board has determined that 13 of the 15 Board members are “unrelated”. [5]
4.	The Board of Directors should appoint a committee of directors composed solely of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	The Company complies. As stated in the charter of the Corporate Governance and Nominating Committee attached as Schedule E to this Management Proxy Circular, the Corporate Governance and Nominating Committee has the responsibility of (a) developing, reviewing and monitoring, in consultation with the Board Chair, criteria for selecting directors by regularly assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the Board and the Company’s circumstances and needs and, (b) in consultation with the Board Chair, identifying candidates qualified to become Board members and selecting or recommending that the Board select the director nominees for the next annual or special meeting of shareholders. The process followed to identify and propose Board nominees is more fully described in the Manual. In proposing the list of Board nominees, the Board Chair, in consultation with the Corporate Governance and Nominating Committee develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process. The Corporate Governance and Nominating

5 In addition, the Board has determined that the “unrelated” directors also qualified as “independent” directors, as that term is defined in the CSA Proposals and in Section 303A(2) of the NYSE Standards. See item 2.

TSX Guidelines		Corporate Governance Practices at the Company
Committee also has the responsibility of reviewing, with the Board Chair, the performance of the Board, Board committees, Board and committee chairs and Board members.
The charter of the Corporate Governance and Nominating Committee provides that such committee must be composed solely of “unrelated” and “independent” directors. As at March 2, 2004, all members of the Corporate Governance and Nominating Committee are “unrelated” and “independent”.[6]
5.	The Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	The Company complies. The Board has implemented and reviews, from time to time, a process to annually assess the performance of the Board, Board committees, Board and committee chairs and individual directors. This formal process, more fully described in the Manual, is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair, as stated in the charter of the Corporate Governance and Nominating Committee.

6.	The Company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board. In addition, the Company should provide continuing education for all directors.	The Company complies. As stated in the charter of the Corporate Governance and Nominating Committee, that committee has the responsibility, in consultation with the Board Chair, to develop, monitor and review, as applicable, the Company’s orientation and continuing education programs for directors. The Company has adopted Board orientation and continuing education programs, described in the Manual, pursuant to which orientation is provided to new Board members and continuing education is provided to all directors.[7]

6 The CSA Proposals and the NYSE Standards state that a board should appoint a nominating committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Corporate Governance and Nominating Committee pursuant to which such committee must be composed solely of unrelated, independent directors.
7 The CSA Proposals state that a board should ensure that all new directors receive a comprehensive orientation and that continuing education opportunities are provided for all directors. The Company already complies.

TSX Guidelines		Corporate Governance Practices at the Company
7.	The Board of Directors should examine its size and composition and undertake, where appropriate, a program to establish a board comprised of members who facilitate effective decision-making.	The Company complies. The Board of Directors and the Corporate Governance and Nominating Committee monitor with the Board Chair the size and composition of the Board of Directors to ensure effective decision making. The Board Chair also develops, reviews and monitors, in consultation with the Corporate Governance and Nominating Committee, a competency matrix, which includes criteria for selecting directors by assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the Board and the Company’s circumstances and needs. In this Management Proxy Circular, 15 nominees are proposed for election as directors at the Meeting. The Board of Directors considers that this size allows the Board to operate in an efficient manner.
8.	A committee of the Board of Directors comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors with such compensation reflecting the responsibilities and risk involved in such positions.	The Company complies. As provided in its charter attached as Schedule F to this Management Proxy Circular, the Human Resources and Compensation Committee must be composed solely of “unrelated, “independent” directors.[8] As at March 2, 2004, all members of the Human Resources and Compensation Committee are “unrelated and “independent. A majority of its members have experience in compensation matters. This committee reviews the evaluation of executive management’s performance and recommends to the Board of directors executive management’s compensation. CEO’s compensation is determined by the Company’s “independent” directors only.[9] The Corporate Governance and Nominating Committee annually reviews with the Board Chair and makes recommendations to the Board on the adequacy and form of the compensation for non-executive directors to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence. Directors who are executives of the Company receive no additional compensation for their services as director. See the “Disclosure on Compensation – Directors’ Compensation” section and Schedule A to the Management Proxy Circular for additional information on compensation received by directors in 2003.

8 The CSA Proposals and the NYSE Standards state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed solely of unrelated, independent directors.
9 The NYSE Standards state that CEO’s compensation should be determined by the corporation’s compensation committee or by all independent directors of the corporation. The Manual provides that CEO’s compensation is determined by the Company’s independent directors only.

TSX Guidelines		Corporate Governance Practices at the Company
9.	Subject to guidelines 8 and 13, committees of the Board of Directors should generally be composed of non-management directors, a majority of whom are unrelated directors.	The Company complies. As at March 2, 2004, except for (i) the Strategic Planning Committee of which Mr. Harrison, like all other members of the Board, is a member, and (ii) the Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, each committee of the Board of Directors is composed solely of non-management directors. All committees of the Board of Directors are currently composed of at least a majority of “unrelated” and “independent” directors.
10.	The Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Company’s approach to governance issues and the Company’s response to the TSX Guidelines.	The Company complies. As stated in the charter of the Corporate Governance and Nominating Committee, the committee has the responsibility of reviewing corporate governance principles applicable to the Company, recommending to the Board any change that should be made thereto and monitoring the disclosure of the Company’s corporate governance practices. It also has the responsibility of reviewing the Manual annually.
11.	The Board of Directors, together with the Chief Executive Officer, should develop position descriptions for the Board Chair and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities. In addition, the Board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.	The Company complies. The President and Chief Executive Officer is responsible for the management of the Company’s strategic and operational agenda and for the execution of the Board’s resolutions and policies. The specific responsibilities of the President and Chief Executive Officer as well as the Board Chair are set out in detail in the Manual which has been approved by the Board of Directors.[10] The Human Resources and Compensation Committee, together with the President and Chief Executive Officer, develop each year corporate and personal objectives for the President and Chief Executive Officer, which objectives are submitted to the Board for review and approval.[11]

10 The CSA Proposals state that a board should develop position descriptions for the board chair and the CEO. Mandates have been developed for the Board Chair and the President and Chief Executive Officer and are disclosed in the Manual.
11 The CSA Proposals state that a board should develop and approve the corporate goals and objectives that the CEO is responsible for meeting. The Board approves the goals and objectives of the President and Chief Executive Officer.

TSX Guidelines		Corporate Governance Practices at the Company
12.	The Board of Directors should implement structures and procedures that ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to oversee that the Board discharges its responsibilities or (ii) assign this responsibility to a non-management director, referred to as the “lead director”. The chair or lead director should oversee the Board in carrying out its responsibilities effectively which will involve the Board meeting on a regular basis without management present and may involve assigning the responsibility for administering the Board's relationship to management to a committee of the Board.	The Company complies. The Manual provides that the Board Chair must be a non-executive “unrelated” and “independent” director who is designated by the Board. Mr. David G.A. McLean, who has been a director of the Company since 1994, is the Board Chair. Mr. McLean is not a member of management and he is “unrelated” and “independent”. The key role of the Board Chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. The non-management Board members meet before or after every meeting of the Board of Directors without the presence of management and under the chairmanship of the Board Chair. An executive session including only “unrelated”, “independent” directors is also held at least once a year.
13.	The audit committee should be composed solely of unrelated directors.[12]	The Company complies. The charter of the Audit, Finance and Risk Committee, attached as Schedule D to this Management Proxy Circular, states that all the members of the committee must be “unrelated” and “independent” directors.[13] All members of the Audit, Finance and Risk Committee are “unrelated” and “independent” directors. No member of the Audit, Finance and Risk Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

12. The CSA Audit Committee Rules state that the Audit Committee must be composed of a minimum of three members, and that every audit committee member must be “independent”. All members of the Audit, Finance and Risk Committee are “independent” within the meaning given to that term in the CSA Audit Committee Rules.
13 The NYSE Standards and the applicable rules of the U.S. Securities and Exchange Commission require that in order to be considered independent, a member of the Audit, Finance and Risk Committee should not, other than in his or her capacity as a director or member of a Board committee and in other limited circumstances, accept directly or indirectly any fee from the Company or any subsidiary of the Company nor be an affiliated person of the Company or any subsidiary of the Company. All members of the Audit, Risk and Finance Committee are independent pursuant to such definition.

TSX Guidelines	Corporate Governance Practices at the Company
All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial experience. The Board shall determine the definition and criteria for “financial literacy” and “accounting or related financial experience”.	As required in the charter of the Audit, Finance and Risk Committee, all members of the Audit, Finance and Risk Committee are “financially literate” and several members of the committee meet all the criteria to be designated as “audit committee financial expert”.
In determining whether or not a director is “financially literate”, the Board considers if the director has “the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements”.
In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.
The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate and the committee duties should include oversight responsibility for management reporting on internal control. In addition, the audit committee should oversee that management has designed and implemented an effective system of internal control.	The charter of the Audit, Finance and Risk Committee provides for direct communication channels with the internal auditors and the external auditors to discuss and review specific issues as appropriate and that each must meet separately with the Committee, without management, twice a year, and more frequently as required. The charter also provides that the Committee meets separately with management twice a year and more frequently as required.
The Audit, Finance and Risk Committee has the responsibility of receiving periodically a report by management which assesses the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control.

TSX Guidelines			Corporate Governance Practices at the Company
14.	The audit committee charter should set out explicitly the role and oversight responsibility of the audit committee with respect to:		The Company complies. The role and responsibilities of the Audit, Finance and Risk Committee are set out in its charter, which provides that:
	•	its relationship with and expectation of the external auditors including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;	The Audit, Finance and Risk Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), evaluating and remunerating them, and monitoring their qualifications, performance and independence. It also approves all audit services (including terms of engagement, fees and scope of audit), determines which non-audit services the external auditors are prohibited from providing and pre-approves permitted non-audit services by the external auditors. In addition, it reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with the Company and confirming their independence, and holds discussions with the external auditors as to any relationship or services that may impact their objectivity or independence.
	•	the determination of which non-audit services the external auditor is prohibited from providing;
	•	the engagement, evaluation, remuneration and termination of the external auditor;
	•	appropriate funding for payment of the auditor’s compensation and for any advisors retained by the audit committee;	As appropriate, the Audit, Finance and Risk Committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the Board Chair and makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by the Committee.
	•	its relationship with and expectation of the internal auditor function;	The Audit, Finance and Risk Committee has the responsibility of regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget and ensuring that the internal auditors are accountable to the Audit, Finance and Risk Committee and to the Board and receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control.
	•	its oversight of internal control;
	•	disclosure of financial and related information; and	The Audit, Finance and Risk Committee monitors the quality and integrity of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control. Namely, it reviews the annual and quarterly financial statements, the Company’s MD&A disclosure as well as the financial information contained in prospectuses, offering memoranda, the annual information form and other reports, financial or otherwise, requiring Board approval.

TSX Guidelines		Corporate Governance Practices at the Company
	• any other matters that the audit committee feels are important to its mandate or that the board chooses to delegate to it.	In addition to the foregoing, this Committee ensures the rotation of lead, concurring and other audit partners as required by applicable standards. See the charter of the Audit, Finance and Risk Committee which is set out in Schedule D to this Management Proxy Circular for other matters under the responsibility of that committee.
	The audit committee charter should specify that the external auditor is accountable to the Board and the audit committee as representatives of shareholders.	The Audit, Finance and Risk Committee ensures that the external auditors are accountable to the Audit, Finance and Risk Committee and to the Board. See the charter of this Committee which is set out as Schedule D to this Management Proxy Circular. The Audit, Finance and Risk Committee has established and regularly reviews a working plan to ensure that it discharges all its responsibilities under its charter.
	The Board should review and reassess the adequacy of the audit committee charter on at least an annual basis.	The Board annually reviews the charters of each of its committees.
15.	The Board should implement a system which enables an individual director to engage an external advisor at the expense of the Company in appropriate circumstances. This engagement should be subject to the approval of an appropriate committee of the Board.	The Company complies. The Manual states that, subject to Board approval, members of the Board may seek legal or expert advice at the Company’s expense from a source independent of management. In addition, the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee may also hire experts to help them execute their respective mandates at the expense of the Company, subject to so advising the Board Chair.

SCHEDULE C

MANDATE OF THE BOARD OF DIRECTORS

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN's business and affairs, with the objective of increasing shareholder value. Management's role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN's Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for. Board committee recommendations are subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A. Approving CN's strategy

  adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

B. Assessing and overseeing the succession planning of executive management choosing the President and Chief Executive Officer (the "President and CEO"), appointing executive management and monitoring President and CEO and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO's corporate objectives and approving annually President and CEO and executive management compensation;

ensuring that an appropriate portion of President and CEO and executive management compensation is tied to both the short and longer-term performance of CN;
  taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C. Monitoring Corporate Governance issues

monitoring the size and composition of the Board to ensure effective decision-making;
overseeing management in the competent and ethical operation of CN;
  monitoring and reviewing, as appropriate, CN's approach to governance issues and monitoring and reviewing, as appropriate, CN's Corporate Governance Manual and policies and measures for receiving shareholder feedback;

  taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN's directors, its President and CEO and senior financial officers, other officers and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and officers and ensuring appropriate disclosure of any such waiver;

ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;
approving the list of Board nominees for election by shareholders and filling Board vacancies;
overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group.

D. Monitoring financial matters and internal controls

  monitoring the quality and integrity of CN's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(i)	the integrity and quality of CN's financial statements and other financial information and the appropriateness of their disclosure;
(ii)	external auditors' independence and qualifications;
(iii)	the performance of CN's internal audit function and of CN's external auditors; and
(iv)	CN's compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);
ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN's business;
adopting communications policies and monitoring CN's investor relations programs.

E. Monitoring Pension Fund matters

  monitoring and reviewing, as appropriate, CN's pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the "CN's Pension Trust Funds");

approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F. Monitoring environmental, safety and security matters

monitoring and reviewing, as appropriate, CN's environmental, safety and security policies and practices.

The outside (non-management) Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair.

If such group includes directors who are not Unrelated or Independent, an executive session including only Unrelated, Independent directors is held at least once a year.

SCHEDULE D

CHARTER OF THE AUDIT, FINANCE AND RISK COMMITTEE

1. Membership and Quorum

•	a minimum of five directors;

•	only Unrelated, Independent (as that term is defined and subject to the exceptions provided for Audit Committee members under applicable Canadian and U.S. laws and regulations) directors may be appointed. A member of the Audit, Finance and Risk Committee (the "Audit Committee") may not, other than in his or her capacity as a director or member of a Board committee accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN;

•	each member must be “financially literate” (as determined by the Board);

•	at least one member must be an “audit committee financial expert” (as determined by the Board)

•	quorum of majority of members.

2. Frequency and Timing of Meetings

•	normally one day prior to CN Board meetings;

•	at least six times a year and as necessary;

•	committee members meet before or after every meeting without the presence of management.

3. Mandate

The responsibilities of the Audit Committee include the following:

A. Overseeing financial reporting

•	monitoring the quality and integrity of CN's accounting and financial reporting process through discussions with management, the external auditors and the internal auditors;

•	reviewing with management and the external auditors the annual audited financial statements to be included in the annual report of CN, including CN's MD&A disclosure and earnings press releases prior to their release, filing and distribution;

•	reviewing with management and the external auditors quarterly consolidated financial statements of CN and accompanying information, including CN's MD&A disclosure and earnings press releases prior to their release, filing and distribution, and reviewing the level and type of financial information provided, from time to time, to financial markets;

•	reviewing the financial information contained in prospectuses, offering memoranda, the annual information form and other reports, financial or otherwise, requiring Board approval;

•	reviewing the procedures in place for the review of CN’s disclosure of financial information extracted or derived from CN’s financial statements and periodically assessing the adequacy of those procedures;

•	reviewing with the external auditors and management, the quality, appropriateness and disclosure of CN's accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

•	reviewing the external auditors' report on the consolidated financial statements of CN and on the financial statements of CN's Pension Trust Funds;

•	reviewing the external auditors' quarterly review engagement report;

•	reviewing the compliance of management certification of financial reports with applicable legislation;

•	reviewing any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of CN and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•	reviewing the results of the external audit, any significant problems encountered in performing the audit, and management's response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

B. Monitoring risk management and internal controls

•	receiving periodically management's report assessing the adequacy and effectiveness of CN's disclosure controls and procedures and systems of internal control;

•	reviewing insurance coverage (annually and as may otherwise be appropriate);

•	reviewing CN's risk assessment and risk management policies, including CN's policies regarding hedging, investment and credit;

•	reviewing significant capital and other expenditures, sales and leases of assets, related party transactions, as required, and any other transactions which could alter, impact or otherwise materially affect CN's financial or corporate structure, including off-balance sheet items;

•	assisting the Board with the oversight of CN's compliance with applicable legal and regulatory requirements;

•	while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints received by CN regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

C. Monitoring internal auditors

•	requesting the performance of any specific audit, as required.
•	ensuring that the chief internal auditor reports directly to the Audit Committee;
•	regularly monitoring the internal audit function's performance, its responsibilities, staffing and budget;
•	ensuring that the internal auditors are accountable to the Audit Committee and to the Board.

D. Monitoring external auditors

•	recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), evaluating and remunerating them, and monitoring their qualifications, performance and independence;

•	approving and overseeing the disclosure of all audit services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors to CN or any of its subsidiaries;

•	reviewing recommendations to shareholders on the continued engagement or replacement of external auditors, for CN and CN's Pension Trust Funds;

•	ensuring that the external auditors are accountable to the Audit Committee and to the Board;

•	discussing with the external auditors the quality and not just the acceptability of CN's accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between CN and the external auditors (including any disagreement with management and any audit problems or difficulties and management’s response);

•	reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

•	reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

•	reviewing hiring policies for employees or former employees of CN's firm of external auditors;

•	ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and US Corporate Governance Standards.

E. Reviewing financings

•	reviewing the opportunity and parameters of any debt or equity financing.

F. Evaluating the performance of the Audit Committee

•	ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

     Because of the Audit Committee's demanding role and responsibilities, the Board Chair, together with the Corporate Governance and Nominating Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in CN's Management Proxy Circular that there is no such impairment.

     As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the Board Chair; the Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. The Board also provides appropriate funding for all administrative expenses necessary or appropriate to allow the Audit Committee to carry out its duties.

     The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues, as appropriate. In addition, each must meet separately with the Audit Committee, without management, twice a year, and more frequently as required; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

     The Audit Committee shall report to the Board regularly on its deliberations and annually on the adequacy of its mandate.

     Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board's responsibility to ensure CN's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience and expertise, it is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors.

     Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Company by the external auditors.

     The Audit Committee's oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Company's financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles or generally accepted auditing standards.

SCHEDULE E

CHARTER OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

1. Membership and Quorum

•	a minimum of five directors;
•	only Unrelated, Independent directors shall be appointed;
•	quorum of majority of members.

2. Frequency and Timing of Meetings

•	normally one day prior to CN Board meetings;
•	at least four times a year and as necessary;
•	committee members meet before or after every meeting without the presence of management.

3. Mandate

     The responsibilities of the Corporate Governance and Nominating Committee (the "Governance Committee") include the following:

A. Monitoring the composition and performance of the Board and its committees

•	together with the Board Chair, monitoring the size and composition of the Board and its committees to ensure effective decision-making;

•	developing, reviewing and monitoring, in consultation with the Board Chair, criteria for selecting directors by regularly assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the Board and CN's circumstances and needs;

•	in consultation with the Board Chair, identifying candidates qualified to become Board members and selecting or recommending that the Board select the director nominees for the next annual or special meeting of shareholders;

•	retaining and replacing any independent recruiting firm to identify director candidates, including fixing such firm's fees and other retention terms, and so advising the Board Chair;

•	reviewing, with the Board Chair, the performance of the Board, Board committees, Board and committee chairs and Board members;

•	assisting the Board in determining Board committee composition, as well as the appropriate mandate of each committee for submission to the Board;

•	making recommendations to the Board on the remuneration of the Board Chair, the committee chairs and non-executive directors.

B. Overseeing Corporate Governance matters

•	reviewing corporate governance principles applicable to CN, recommending to the Board any change that should be made thereto and monitoring the disclosure of CN’s corporate governance practices in accordance with applicable rules and regulations;

•	developing, reviewing and monitoring procedures for meeting the Board's information needs, including formal and informal access to executive management;

•	in consultation with the Board Chair, developing, monitoring and reviewing, as applicable, CN's orientation and continuing education programs for directors;

•	reviewing, monitoring and overseeing the disclosure of CN's Code of Business Conduct, including a code of ethics applicable to CN's directors, its President and CEO and senior financial officers, other officers and employees, and such other policies as may be approved by the Board from time to time;

•	reviewing CN's policy prohibiting its directors and officers to directly or indirectly purchase, sell or otherwise acquire or transfer securities of CN during pension fund blackout periods, taking all reasonable measures to ensure that such policy as well as the list of pension fund blackout periods are provided to every director and officer of CN and overseeing the appropriate disclosure of same;

•	monitoring CN's Corporate Disclosure Policy and the Investor Relations and Public Affairs Program;

•	reviewing annually CN's Corporate Governance Manual;

•	reviewing CN's community investment program.

C. Evaluating the performance of the Governance Committee

•	ensuring that processes are in place to annually evaluate the performance of the Governance Committee.

     The Governance Committee shall report to the Board regularly on its deliberations and annually on the adequacy of its mandate.

     The Board Chair shall supervise the Governance Committee annual performance assessment.

     Nothing contained in the above mandate is intended to transfer to the Governance Committee the Board responsibility to ensure CN's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Governance Committee.

SCHEDULE F

CHARTER OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

1. Membership

•	a minimum of five directors;

•	only Unrelated, Independent directors shall be appointed;

•	quorum of a majority of members.

2. Frequency and Timing of Meetings

•	normally one day prior to CN Board meetings;

•	at least four times a year and as necessary;

•	committee members meet before or after every meeting without the presence of management.

3. Mandate

The responsibilities of the Human Resources and Compensation Committee (the "HR and Compensation Committee") include the following:

 A. Monitoring executive management's performance assessment, succession planning and compensation

•	ensuring that appropriate mechanisms are in place regarding succession planning for the position of President and CEO;

•	ensuring that the President and CEO has put into place, and monitoring, succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding personnel;

•	recommending appointment of executive management, and approving the terms and conditions of their appointment and termination or retirement;

•	reviewing corporate goals and objectives relevant to the President and CEO, evaluating the President and CEO's performance in light of those goals and objectives and such other factors as the committee deems appropriate and in the best interest of CN, and recommending the President and CEO's compensation based on this evaluation, for approval by Independent Board members;

•	reviewing the evaluation of executive management's performance and recommending to the Board executive management's compensation;

•	retaining and replacing any independent firm to advise on management recommendations concerning executive compensation, including fixing such firm's fees and other retention terms, and so advising the Board Chair;

•	examining each element of executive remuneration and reporting annually on compensation practices;

•	producing for review and approval by the Board a report on executive compensation for inclusion in CN's management proxy circular.

B. Reviewing Human Resources practices

•	ensuring that appropriate human resources systems, such as hiring policies, training and development policies and compensation structures are in place so that CN can attract, motivate and retain the quality of personnel required to meet its business objectives;

•	developing a compensation philosophy and policy that rewards the creation of shareholder value and reflects an appropriate balance between the short and longer-term performance of CN;

•	recommending pension plan design to the Board;

•	making recommendations to the Board with respect to the design of incentive-compensation plans and equity-based plans;

•	monitoring pension, strategic labour and social issues, such as bilingualism, employment opportunity and employment assistance programs.

C. Evaluating the performance of the HR and Compensation Committee

•	ensuring that processes are in place to annually evaluate the performance of the HR and Compensation Committee.

The HR and Compensation Committee chair or another member of the HR and Compensation Committee will attend annual shareholder meetings and may be asked to respond directly to any questions shareholders may have on executive compensation.

The HR and Compensation Committee shall report to the Board regularly on its deliberations and annually on the adequacy of its mandate.

Nothing contained in the above mandate is intended to transfer to the HR and Compensation Committee the Board responsibility to ensure CN's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the HR and Compensation Committee.

SCHEDULE G

CHARTER OF THE ENVIRONMENT, SAFETY AND SECURITY COMMITTEE

1. Membership and Quorum

•	a minimum of five directors;

•	only non-management directors may be appointed, a majority of whom are Unrelated, Independent directors;

•	quorum of majority of members.

2. Frequency and Timing of Meetings

•	normally the week prior to CN Board meetings;

•	at least four times a year and as necessary;

•	committee members meet before or after every meeting without the presence of management;

•	special meeting may be held following an accident resulting in employee fatality or a major derailment giving rise to an evacuation, except where a regular meeting is scheduled in the immediate future.

3. Mandate

     The responsibilities of the Environment, Safety and Security Committee include the following:

•	overseeing the development and implementation of environmental, safety and security policies, procedures and guidelines;

•	assessing corporate environmental, safety and security practices, monitoring systems with regard to statutory and regulatory requirements, and, where applicable, ensuring any remedial plans and programs are carried out and adequate reserves are in place;

•	reviewing environmental, health and safety audits and assessments of compliance to ensure that CN is exercising due diligence;

•	reviewing CN's business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration;

•	obtaining reports on a timely basis in respect of all notices, complaints, investigations and proceedings by governmental authorities or others, and all judgments and orders in respect of environmental, safety and security matters;

•	ensuring appropriate employee training standards and communications are developed and implemented;

•	monitoring accounting accrual for environmental costs in conjunction with the Audit Committee;

•	performing such other functions as are assigned to it by the Board;

•	ensuring that processes are in place to annually evaluate the performance of the Environment, Safety and Security Committee.

 The Environment, Safety and Security Committee shall report to the Board regularly on its deliberations and annually on the adequacy of its mandate.

Nothing contained in the above mandate is intended to transfer to the Environment, Safety and Security Committee the Board responsibility to ensure CN's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Environment, Safety and Security Committee.

SCHEDULE H

CHARTER OF THE STRATEGIC PLANNING COMMITTEE

1. Membership and Quoru

•	all members of the Board;

•	quorum of a majority of the members.

2. Frequency and Timing of Meetings

•	a special strategic planning session takes place annually to review and discuss CN’s business plan and capital budget;

•	other meetings as necessary;

•	committee members meet before or after every meeting without the presence of management.

3. Mandate

The responsibilities of the Strategic Planning Committee include the following

•	focusing on financial and strategic issues, including the review of the key assumptions underlying the business plan;

•	obtaining regular briefings on strategic and financial issues;

•	reviewing, with the President and CEO and other appropriate executive officers, CN’s business plan and capital budget prior to their formal approval by the Board;

•	reviewing CN’s strategic direction periodically;

•	ensuring that processes are in place to annually evaluate the performance of the Strategic Planning Committee.

     The Strategic Planning Committee shall report annually to the Board on the adequacy of its mandate.

     Nothing contained in the above mandate is intended to transfer to the Strategic Planning Committee the Board responsibility to ensure CN's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Strategic Planning Committee.

Item 3

Security Class

Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey are as as shown in this example.

Form of Proxy – Annual Meeting to be held on Thursday, April 22, 2004

Notes to Proxy

1.	Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Proxy Circular.

5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.	The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1 and 2.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Instead of mailing this proxy, you may choose to vote using the Internet to vote this proxy.
Receive Documents Electronically – You can enrol to receive future securityholder communication electronically, after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

•	Go to the following web site: www.computershare.com/ca/proxy	•	You can enrol to receive future securityholder
communications electronically, after you vote
using the Internet. If you don't vote on-line,
you can still enrol by visiting
www.computershare.com - click "Investors" and
then "Electronic Shareholder Communications".

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

If you vote by the Internet, DO NOT mail back this proxy. Proxies submitted must be received by 5:00 p.m. (Montréal Time), on April 20, 2004.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, E. Hunter Harrison	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held in the Ballroom at The Westin Edmonton, 10135 - 100th Street, Edmonton, Alberta, on April 22, 2004, at 1:00 p.m., Mountain Time, and at any adjournment thereof.

1. Election of Directors
		For Withhold			For Withhold			For Withhold
01.	Michael R. Armellino		06.	Ambassador Gordon D. Giffin		11.	Gilbert H. Lamphere
02.	A. Charles Baillie, LL.D.		07.	James K. Gray, O.C., A.O.E., LL.D.		12.	Denis Losier
03.	Hugh J. Bolton F.C.A.		08.	E. Hunter Harrison		13.	The Hon. Edward C. Lumley, P.C., LL.D.
04.	Purdy Crawford, O.C., Q.C., LL.D.		09.	Edith E. Holiday		14.	David G.A. McLean, O.B.C., LL.D
05.	J.V. Raymond Cyr, O.C., LL.D.		10.	V. Maureen Kempston Darkes, O.C., D. Comm. LL.D		15.	Robert Pace

2. Appointment of Auditors
For Withhold
Appointment of KPMG LLP as Auditors

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management (i.e. FOR the election of management’s nominees as directors and FOR the appointment of KPMG LLP as Auditors).

Interim Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	Mark this box if you would like to receive Quarterly Financial Statements.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

Item 4

CN

2003 Annual Report

I am **a railroader.**

CN 2003 Annual Report

	Contents

5	Introduction	24	A message from the Chairman	Except where otherwise
6	A message from E. Hunter Harrison	25	Doing the right thing: A socially	indicated, all financial infor-
8	Financial summary		responsible CN	mation reflected in this docu-
10	Network expansion: Taking the	28	Glossary of terms	ment is expressed in Canadian
	service plan farther	29	Financial Section (U.S. GAAP)	dollars and determined
12	Grain: A comeback in the making	73	Financial Section (Canadian GAAP)	on the basis of United States
14	IMX: Breakthrough potential for intermodal	118	The CN Pension Plan and the	generally accepted accounting
16	Merchandise: Gaining share,		CN 1935 Pension Plan	principles (U.S. GAAP).
	one carload at a time	127	President’s Awards for Excellence
18	eBusiness: Making it easier with Velocity	128	Board of Directors
20	People and efficiency: Innovative	130	Chairman of the Board and
	agreements with labor		Executive Officers of the Company
22	CN at a glance	131	Shareholder and investor information

I am a railroader.

Canadian National Railway Company 1

I am **a railroader.**

2 *Canadian National Railway Company*

I am **a railroader.**

Canadian National Railway Company 3

We’re railroaders, plain and simple.

Every one of us at CN, from the yard to the office, is a railroader because each of us has the power to help CN improve as a railroad. It’s that simple.

But railroading isn’t simple. It’s an extraordinarily complex activity, filled with a great number of variables. Our proven scheduled railroad business model is designed to manage those variables with a high degree of precision, accountability and execution.

We work hard. We’re good at what we do. And we continue to improve our skills, always looking for new ways to leverage the model. Becoming better railroaders, plain and simple, every day. That’s the key to delivering value, to CN customers and investors alike.

Canadian National Railway Company	5

CN has maintained the industry’s best service record, best profit margin, strongest balance sheet and best free cash flow performance in 2003. Proud? Definitely. Complacent? Never.

Canadian National Railway Company	6

A message from E. Hunter Harrison

Dear shareholders: I am a railroader. You all know that. It’s what I’ve done my whole working life. It’s a passion for me. That’s why I am so proud of our people. Because when I walk the halls and yards of this organization, I see people working extremely hard to become better railroaders. In fact, I believe no one in this entire industry works harder than CN people. It’s their dedication, belief in the service plan and commitment to executing it that have gotten us to where we are today.

     We faced some major obstacles during the year, including some of the worst winter weather in recent memory in Canada and the lingering effects of the 2002 drought on the Canadian prairies. A huge power outage struck the eastern half of the continent in August. The U.S./Canadian currency exchange rate had a negative impact on reported revenues. Major forest fires devastated parts of British Columbia. Meanwhile, a less-than-robust economy continued through most of the year, particularly in Canada.

     In the face of these challenges, CN volumes, measured in revenue ton miles, were up 2 per cent for the year. Overall, revenues were $5,884 million, down year over year by 4 per cent, reflecting the impact of a strong Canadian dollar on the translation of our U.S. dollar revenues. Excluding the conversion impact of the stronger Canadian dollar – approximately $380 million – revenues would have been up 3 per cent, in spite of a 13 per cent decline in coal revenues. We were able to minimize the effect of lower revenues on our profit margin by tightly managing costs, achieving an operating ratio of 69.8 per cent. And we again generated record free cash flow in 2003: $578 million, compared with $513 million in 2002.*

     We delivered solid value to our shareholders during the year. In 2003, CN stock appreciated considerably – in fact, CN was the best-performing rail stock and outperformed all the major North American indices. In addition, in January 2004, CN announced its eighth consecutive dividend increase since it became a publicly traded company.

Comments on the year We got a lot done in 2003. We worked hard to continue to refine and leverage the scheduled railroad model – striving to align every aspect of our business with the discipline and precision of the service plan. We improved our grain operations to accommodate the expected return of a near-normal Canadian crop in 2003-2004. We transformed our intermodal business, applying the principles of scheduled railroading to our most complex traffic segment. We continued to gain share from trucks in merchandise. We took action to expand our network with proposed acquisition transactions – Great Lakes Transportation (GLT) in the United States and BC Rail in Canada – that will strengthen our business and extend our reach. We made it easier for customers to take full advantage of the benefits of scheduled service with Velocity, CN’s eBusiness offering. And we continued to work closely with our train and engine employees’ unions to improve our ability to serve customers.

     We invested during the year to increase network capacity – refurbishing and replacing cars, adding new locomotives and improving our track, highlighted by extended sidings on our western lines – while maintaining our intense focus on continuously improving asset utilization. We also continued to work with other railroads to improve the performance of the overall North American rail network. It’s in all our interests to deliver better rail service, and in 2003 we made real progress. Among other initiatives, CN developed and implemented a new routing protocol with CSX Transportation that moves traffic through predetermined gateways to ensure the most efficient route for the customer.

     Execution is what it’s all about. I know what it takes to run a scheduled railroad. I can develop a good plan. But to make it work, everybody has to understand it. Everybody has to believe in it. And everybody has to be totally committed to it.

     The people of CN are highly focused on the fundamentals of railroading, the five core elements I always talk about: providing good service, managing costs, maintaining a strong emphasis on asset utilization,

*See page 39 of this report for a reconciliation of this non-GAAP measure.

Canadian National Railway Company	7

Financial summary

$ in millions, except per share data, or unless otherwise indicated	2003	(1)	2002	(1)	2001	(1)

Financial results

Revenues	$5,884		$6,110		$5,652

Operating income	1,777		1,469		1,682

Net income	1,014		800		1,040

Diluted earnings per share	5.23		3.97		5.23

Dividend per share	1.00		0.86		0.78

Net capital expenditures	1,043		938		941

Financial position

Total assets	20,337		21,738		21,223

Long-term debt, including current portion and convertible preferred securities	4,658		5,577		6,293

Shareholders’ equity	8,432		8,369		7,488

Financial ratios (%)

Operating ratio	69.8		76.0		70.2

Debt to total capitalization	35.6		40.0		45.7

(1)	2001 includes Wisconsin Central Transportation Corporation from October 9, 2001. In addition, the Company’s financial results for 2003, 2002 and 2001 include items impacting their comparability as discussed in the Company’s Management’s Discussion and Analysis on pages 31 and 36.

Employees (average for the year)

2001 (1)	22,668

2002	23,190

2003	22,012

Adjusted diluted earnings per share (dollars) (2)

2001 (1)	4.92

2002	5.22

2003	5.40

Adjusted operating ratio (percentage) (2)

2001 (1)	68.5

2002	69.4

2003	69.8

(1)	The 2001 figures include Wisconsin Central Transportation Corporation from October 9, 2001.
(2)	See discussion and reconciliation of these non-GAAP adjusted performance measures in the Company’s Management’s Discussion and Analysis on pages 31, 32 and 36.

Canadian National Railway Company	8

accomplishing the first three without getting anyone hurt and developing people – because without quality people, you can’t accomplish the first four.

     The need for flawless execution extends to every task we perform, even the smallest ones. I expect you’ve all heard about the “War on Bureaucracy” at CN. Many think it’s some program to reduce costs, but that’s not the point. It’s about the culture change needed to optimize scheduled railroading. It’s about developing a mindset where we all constantly challenge conventional wisdom and the way things have always been done.

     I want our people to realize that everything is important. To ask themselves: Why do we do it that way? Does it add value? Am I adding value? People ask me all the time, Hunter, why sweat the small stuff? Why should we care about a single package being overnight expressed when it could be mailed, for instance? I’ll tell you why: When people start caring about things at that level of detail, before you know it, you’ve saved $3 million worth of $25 transactions that weren’t necessary. But it’s the mindset, not just the money. My point is simply that, at every level of the company, in every type of activity, if it’s worth doing, it’s worth doing efficiently.

     On the labor front, I’m extremely pleased with the innovative agreements we’ve been able to achieve with many of our unions, including the United Transportation Union (UTU) on the former Illinois Central, Wisconsin Central and Duluth, Winnipeg & Pacific, as well as the Brotherhood of Locomotive Engineers (BLE) on the former Grand Trunk Western and in CN’s Northern Quebec territory.

     These groups agreed to abandon antiquated work rules in return for better money, improved job security and more predictable hours. Make no mistake – they work hard. But those who voted for change felt the rewards would be worth it. I am truly grateful for their willingness to look to the future. Everybody – our employees, our customers, our shareholders – will benefit from this groundbreaking step. We are currently discussing the concept with representatives of unions on other parts of our operations.

What’s ahead This story hasn’t changed. And it’s not going to. We’re going to keep doing what we’ve been doing for the past five or six years –working at getting better and better at precision railroading and converting that to growth. Upon approval of the GLT and BC Rail transactions by regulatory authorities, we’ll follow the same careful, step-by-step approach that, as we have proven in past acquisitions, results in flawless integration. And we will continue to work in partnership with government to operate effectively in the new higher-security environment, which is critical given the importance of smooth cross-border freight movements to CN’s business.

     At CN, we see the dividends of change across the entire business. And we’ll continue to make change happen. Our latest effort is in inter-modal, with an initiative called Intermodal Excellence (IMX), which applies successful scheduled railroading practices to the transport of containers and truck trailers by rail. We’re doing what no one has ever done before in intermodal transportation, and it’s starting to work. As part of IMX, we’re concentrating on building our service capability. We’re putting together a dedicated service force for IMX that will apply our focus on execution and excellence to the customer service function – it’s potentially another rail industry game-changer that has tremendous implications for our entire organization.

     We’re railroaders, and everyone at CN has the power to make this railroad better. With CN people working from Prince Rupert to New Orleans, from Vancouver to Duluth, from Quebec City to Memphis, from Chicago to Halifax, it’s important to remember this: Customer needs have no borders. Customers don’t need the best Canadians handling their shipment; they don’t need the best Americans. They need the best railroaders. That’s my focus. At CN, that’s everybody’s focus.

      It’s been a great ride so far, and you watch. It’s going to get better.

Yours sincerely,

(signed)
E. Hunter Harrison
President and Chief Executive Officer

Canadian National Railway Company	9

Network
expansion:

Taking the service
plan farther

As we refine and leverage the CN service plan throughout our business, we’re always alert to opportunities to expand our network and apply the benefits of scheduled railroading for customers across a broader footprint. CN capitalized on two such opportunities in 2003: Great Lakes Transportation (GLT) in the United States, and BC Rail in western Canada. If approved by the U.S. regulatory authorities, the acquisition of GLT’s railroads and related holdings will strengthen our position in the steel industry, in addition to driving new efficiencies in our network by giving us ownership of an essential link in our important Chicago-western Canada corridor. In the other proposed transaction, CN entered into an agreement to acquire BC Rail’s shares and the right to operate over its roadbed through a long-term lease. If Canadian regulators approve it, the BC Rail partnership will extend CN’s business reach and open up significant growth opportunities in our forest products business.

10	Canadian National Railway Company	Canadian National Railway Company	11

Grain:

A comeback in the making

In 2003, western Canada’s grain farmers harvested a near-normal-sized crop of approximately 44 million tonnes for the six major Canadian grains. This was a welcome development following the two previous years of drought-reduced grain harvests that culminated in a 2002 western Canadian grain crop of only 27 million tonnes – the smallest harvest there in decades.

     CN worked with customers in preparing to handle the larger volumes that began moving in the fall of 2003. Based on the larger crop and on customers’ sales estimates, we assembled the resources necessary to move the predicted volumes. CN’s industry-leading pipeline management enabled us to serve our grain customers more efficiently by, among other things, using our merchandise trains to move their products. We continue to stay in constant touch with our customers, making sure our product offering is aligned with their changing needs in this competitive, dynamic marketplace.

12	Canadian National Railway Company	Canadian National Railway Company	13

IMX:

Breakthrough potential for intermodal

Intermodal is by far CN’s most complex business, with a high degree of randomness, uneven flow of traffic and numerous points in the chain for delays to occur. CN launched Intermodal Excellence, called IMX, in 2003 to smooth traffic flows, increase speed and reliability, and improve asset utilization and margins. At the heart of IMX is the application of scheduled railroading’s discipline and precision to intermodal transportation. IMX requires shippers to make reservations to get on trains, while pricing encourages the shift of traffic to off-peak days. This, along with required gate reservations at CN’s largest terminals, enables us to align traffic with equipment and gate capacity and improve speed and asset utilization. Even though implementation throughout the entire CN system wasn’t completed until year-end, we’re already seeing improvements in profit margins. Customers also are beginning to see the benefits: better speed and reliability of service.

14	Canadian National Railway Company	Canadian National Railway Company	15

Merchandise:

Gaining share,
one carload at a time

Merchandise traffic – forest products, petroleum and chemicals, metals and minerals, and automotive – is the heart of our franchise. The strength of CN’s merchandise business distinguishes us from other Class I railroads. No other major rail carrier has as high a percentage of its business in merchandise, and with our scheduled railroad concept, no one does it better than CN. Our greatest potential for profitable growth lies in our merchandise business; the key to realizing that potential is taking share from trucks. Improvements in our speed and reliability over the past several years removed the first barrier to market share gain. Investment in new, high-quality equipment and our improved eBusiness capability, Velocity, is removing still others. CN’s well-trained and highly focused sales force is converting these improvements into growth and market share gains, one carload at a time.

16	Canadian National Railway Company	Canadian National Railway Company	17

eBusiness:

Making it easier with Velocity

Velocity, powered by CN. That’s the name of our industry-leading eBusiness service offering. Velocity instantly delivers critical business information to help customers make faster and better decisions across the entire order cycle.

     CN’s full suite of eBusiness tools delivers major benefits. Car Order enables customers to optimize car supply, and Shipping Instructions allows them to send their bills of lading and release their railcars in one easy step. My Shipments provides access to diagnostic tools for tracking the progress of shipments on CN and connecting railroads, and eBill provides our customers with secure online access to their complete CN account. CN also offers industry-specific solutions such as Intermodal Direct, developed and enhanced based on our in-depth knowledge of our customers’ processes.

     These advanced tools – combined with CN’s expertise in transportation and customs requirements, and our more than 20 years of experience working electronically with our customers – make it easy to see why customers increasingly trust Velocity.

People
and efficiency:

Innovative agreements
with labor

Since 2003, several CN labor unions representing running trades employees – locomotive engineers, conductors and brakemen – entered into hourly rated agreements that improve the quality of life for employees while helping CN continue to improve upon its performance as an efficient, productive and customer-focused railroad. Members of the United Transportation Union (UTU) on the former Illinois Central, Wisconsin Central and Duluth, Winnipeg & Pacific and the Brotherhood of Locomotive Engineers (BLE) on the former Grand Trunk Western and in CN’s Northern Quebec territory are now covered by such hourly wage agreements. Although details of each agreement vary, all voted to move to an hourly wage, giving CN the flexibility to run trains based on the needs of the customer in return for a predictable work schedule designed to provide enhanced job security and higher pay. With these new agreements, we have an unprecedented opportunity to align the way our train operators work with the principles of the service plan and the interests of our customers.

20	Canadian National Railway Company	Canadian National Railway Company	21

CN at a glance

CN derives revenue from seven business units – a balanced mix of goods moving over a network of approximately 17,500 route miles of track spanning North America. CN is the only rail network on the continent to connect three coasts – the Pacific, the Atlantic and the Gulf of Mexico.

Statistical summary

	2003	2002	2001	(1)

Route miles (includes Canada and the U.S.)	17,544	17,821	17,986

Carloads (thousands)	4,192	4,164	3,821

Gross ton miles (millions) (2)	313,593	309,102	293,857

Revenue ton miles (millions)	163,717	159,876	153,095

Rail employees (average for the year)	22,012	23,190	22,668

Diesel fuel consumed (U.S. gallons in millions) (2)	374	369	351

Average fuel price per U.S. gallon (dollars)	1.21	1.20	1.35

(1)	Includes Wisconsin Central Transportation Corporation from October 9, 2001.
(2)	2002 restated to reflect changes to estimated statistical data previously reported.

2003 data

	Freight revenues	Revenue ton miles (RTM)	Freight revenue per RTM
	(millions)	(millions)	(cents)

Petroleum and chemicals	$1,058	30,901	3.42

Metals and minerals	527	13,876	3.80

Forest products	1,284	34,516	3.72

Coal	261	14,475	1.80

Grain and fertilizers	938	35,556	2.64

Intermodal	1,101	31,168	3.53

Automotive	525	3,225	16.28

	Petroleum and chemicals	Metals and minerals	Forest products
We believe the balance of our business mix positions us well to face economic fluctuations and enhances our potential to grow revenue.
	Petroleum and chemicals comprise a wide range of commodities including petroleum, liquefied petroleum gas, plastics and olefins, sulfur and chemical products. Most of CN’s petroleum and chemicals shipments originate in Alberta, eastern Canada and the Gulf of Mexico, and are destined for customers in Canada, the United States and overseas.	CN’s metals and minerals business consists primarily of nonferrous base metals, steel, construction materials and machinery. Exclusive access to major mines and smelters throughout North America makes CN a leader in the transportation of copper, lead, zinc concentrates, refined metals and aluminum.	CN is the largest carrier of forest products in North America. This business unit includes various types of lumber, panels, wood chips, wood-pulp, printing paper, linerboard and newsprint. In Canada, CN enjoys superior access to the major fiber-producing regions. In the United States, CN is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads.

Canadian National Railway Company	22

CN – North America's Railroad

Coal	Grain and fertilizers	Intermodal	Automotive

CN moves both Canadian and U.S. thermal coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada. U.S. thermal coal is transported from mines in southern Illinois or from western U.S. mines via interchange with other railroads to utilities in the Midwest and southeastern United States.	CN’s grain and fertilizer business transports commodities grown in western Canada and the U.S. Midwest. The majority of grain and grain products carried by CN is for export. In the United States, CN handles grain grown in Illinois and Iowa for export, as well as for domestic processing facilities and feed markets. CN also serves producers of potash, urea and other fertilizers.	CN leads the industry with its innovative IMX intermodal service offering. At CN, intermodal business consists of two segments. The first segment, domestic, is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels. The second, the international segment, handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans.	CN is a leading carrier of automotive products originating in southwestern Ontario, Michigan and Mississippi. This business unit moves both finished vehicles and parts within the United States, Canada and Mexico. CN also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.

Canadian National Railway Company	23

A message from the Chairman

Dear fellow shareholders: Despite significant challenges, 2003 was in many ways a gratifying year for CN and its shareholders. Against a backdrop of harsh winter weather, forest fires, the lingering effects of drought, power blackouts, high fuel costs, economic weakness – particularly in Canada – and a strong Canadian currency, the company maintained and built upon its leadership position in the railroad industry.

     The Board was encouraged to see what the company accomplished in 2003 in the face of such a challenging environment. Hunter Harrison and his team have done a first-class job during Hunter’s first year as President and Chief Executive Officer of CN. We also were pleased that his transition at the beginning of the year to the new position was flawless, certainly a testimony to the strength of our company and the soundness of our succession plan.

     It was a good year for CN governance as well. Last year I mentioned a number of awards our company received in recognition of excellence in corporate governance. I said that we would always strive to uphold the high standards represented by these awards. Then, in 2003, we were further gratified to see CN’s ranking in the Globe and Mail Report on Business Annual Review of Corporate Governance in Canada rise to 21st out of 207 public companies in four categories: board composition, shareholding and compensation, shareholder rights and disclosure.

     We have always taken pride in being a leader in good governance. True to the CN spirit of continuous improvement, we sought throughout 2003 to make CN’s board-level decision-making transparent and accessible to all shareholders and other interested parties. In 2004, we continue to build on such principles by making available our corporate governance manual and the charters of our Board and the most important Board committees, as well as other information, in a new governance section on the CN Web site (www.cn.ca/cngovernance).

      The proposed acquisitions of Great Lakes Transportation’s railroads and related holdings and of BC Rail that we announced in 2003 will, if approved by regulatory authorities, strengthen CN’s franchise across North America. The financial management of the company, led by Claude Mongeau, has proven again its ability to target and negotiate strategically beneficial acquisitions. Our market has grown this year under the leadership of Jim Foote and his team, who have shown strong leadership in maintaining revenues in a tough economic environment.

     Our two executive vice-presidents, Claude Mongeau and Jim Foote, are illustrations of the outstanding leadership at CN. We are proud of them –they are the best in the business – and we will never take that for granted.

     Our Board was sad to lose one of our longest-serving directors, Cedric Ritchie, who retired at our annual meeting. His contribution to the company is legendary. In 2003, we welcomed two new Board members, Charles Baillie from Toronto and Hugh Bolton from Edmonton. Their considerable talent and experience will further strengthen our Board.

     The strength of CN’s balance sheet, the soundness of our strategic direction and our operating model reinforce our conviction that the future is bright for our company and our investors. We have full confidence in the CN management team and look forward to continued new achievements under the leadership of one of the best railroaders in the world, Hunter Harrison.

     As always, we are grateful to our shareholders for their continued support, and to our employees for their dedication and skills, without which this journey would not be possible. To my colleagues on the CN Board, I am grateful for your leadership, commitment and dedication to making CN a world-class public corporation.

Sincerely,

(signed)
David McLean, O.B.C., LL.D.
Chairman of the Board

Canadian National Railway Company	24

Doing the right thing: A socially responsible CN

In the daily pursuit of excellence in operational and business performance, we believe it is also important to contribute to the betterment of the communities where we operate.

CN employee volunteers in Memphis, Tennessee, and Jackson, Mississippi, helped build a new home in their communities for Habitat for Humanity® International.

An ethical, socially conscientious business is a strong business As a major operator of one of North America’s critical transportation networks, CN is committed to being a good corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety practices to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

An ongoing commitment to good governance practices CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and investors – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

     Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, we have now launched a governance section on the CN Web site. Located at www.cn.ca/cngovernance, the section contains CN’s corporate governance manual, the charters of our Board and of our most important Board committees, CN’s Code of Business Conduct, accounting and auditing complaints procedures and other important information. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

A Code of Business Conduct to set clear and consistent standards CN adopted a formal Code of Business Conduct for employees in 2003, establishing a set of clear objectives that include helping CN people promote best practices; maintaining trust and honesty in our work environment; preserving our corporate integrity; and running our railroad and all aspects of our business in a safe and efficient way.

     The Code spells out general business tenets: respecting the law, rules and regulations, as well as commonly accepted standards of business conduct; business integrity and fair dealing in an open market; and open, straightforward and truthful communication. The document also makes clear the duty of all employees to report all Code violations and establishes procedures to do so.

Safety: Central to doing the right thing Safety is more than just a goal at CN. It’s a core cultural value, supported by our Integrated Safety Plan, a proactive, comprehensive program designed to minimize risks, keep all employees safe and ensure the secure delivery of our customers’ products without injury or accident. To incorporate safety into all daily operations, the plan puts into action coordinated initiatives focused on three key areas: people, processes and equipment/technology.

     The people component represents a commitment to training, involvement, communications and coaching to impart safety knowledge and reinforce a culture of safety. CN invests more than $10 million annually in safety training for all employee groups.

     The process component encompasses best safety practices, trend analyses, safe work procedures and contractor processes with the goal of systematizing safety into railroad activities. CN identifies the top causes of accidents and injuries on a system, regional and zone level, then implements targeted initiatives to address systemic and local issues.

     Equipment and technology initiatives focus on strategic investments in inspection and monitoring systems to proactively identify potential hazards in infrastructure and equipment. We are committed to being a leader in this important area – CN has the most advanced wayside inspection system in North America, and we are the only railroad with operational wheel specification detectors, technology that enables early detection of wheels that are out of gauge.

     One of the main drivers of safety improvements at CN is our Best Safety Practices initiative. A key part of the Integrated Safety Plan, this initiative identifies the most effective safety practices developed in our three regions and implements them systemwide.

     Customers have a part to play in a safe railroad as well. To encourage and recognize safe practices among shippers, each year CN presents Safe Handling Awards to customers who demonstrate an excellent record in loading and shipping dangerous goods.

Doing our part for a clean environment Environmental protection has long been an integral part of CN’s operations. Thanks largely to newer, more fuel-efficient equipment and the improved productivity of the service plan, CN has reduced its locomotive emissions significantly over the past decade. Along with other railroads, CN submits an annual report on

Canadian National Railway Company	26

locomotive emissions to Environment Canada. In 2003, we reported that our greenhouse gas emissions in Canada have decreased approximately 3 per cent since 1990, despite moving 27 per cent more freight. CN initiatives range from implementing devices that automatically shut down locomotives when not in use, to building corridors above and below rail lines to protect migrating wildlife. We also work to minimize freight spills, including materials like grain that draw birds and animals into the paths of trains, and dispose of chemically treated railway ties in a way that minimizes environmental impact. The people component is important as well – employee communications and training play a major role in reinforcing a culture of environmental responsibility at CN.

     As a carrier of dangerous goods and hazardous materials, CN is a partner in Responsible Care®, a comprehensive management initiative that promotes continuous improvement in the areas of health, safety and the environment. Endorsed by CN’s chemicals industry customers and other transportation companies, Responsible Care® includes guiding principles tailored to the railroad industry.

A comprehensive approach to community investment CN is committed to helping make its communities safer and stronger. Pulling Together, CN’s community investment program, is grounded in four values: safety, lifelong learning, community support and commitment to action. Our four areas of focus align with these values.

     Community safety Because it is so vital to CN, safety is the cornerstone of our community investment program. Our safety train, Little Obie, a strikingly accurate scale model of a CN locomotive, tours North America to promote the rail safety message to children in a fun, memorable way. In 2003, an alliance between CN and the Safe Communities Foundation of Canada was one of five winners of the Imagine “New Spirit of Community” Partnership Award, recognizing our joint efforts to improve safety in a number of communities.

     Transportation education Because North America’s economic competitiveness and prosperity are closely linked to the effectiveness of its transportation infrastructure, post-secondary education in the field of transportation is an important focus for CN’s community investment. In 2003, for example, we made an endowment of $400,000 to establish the CN Fellowships in Railroad Engineering at the University of Illinois at Urbana-Champaign.

     Community response CN has a long tradition of contributing to the social and economic well-being of towns and cities where we operate. During 2003’s devastating forest fires in British Columbia, we donated funds, equipment and emergency training to a number of community fire departments after initiating meetings with them to determine areas of greatest need. We also donated $30,000 to the Canadian Red Cross/BC Forest Fires Response Fund to help provide immediate aid to communities affected by the forest fires.

     United Way Because the work of United Way so closely aligns with CN’s community investment goals, we are strong supporters of United Way organizations in communities where we have facilities and employees. In 2003, CN and its employees and retirees contributed more than $1 million to United Way organizations in Canada and the United States.

CN Police officers and Risk Management employees promote rail safety at many community events each year.

Canadian National Railway Company	27

Glossary of terms

Average length of haul – The average distance in miles one ton is carried. Computed by dividing total ton miles by tons of freight.

Carload – A one-car shipment of freight from one consignor to one consignee.

Car velocity – Car velocity is an average speed calculation, expressed in miles per day, of the car movements from time of release at one location to arrival at the destination.

Class 1 railroad – As determined by the Association of American Railroads, a freight railroad with annual operating revenues that exceed a threshold indexed to a base of $250 million in 1991 U.S. dollars. The threshold in 2002 was $272 million.

Gross ton miles – The number of tons behind the locomotives (cars and contents) including company service equipment multiplied by the miles of road moved from originating to destination stations on a designated railroad.

Intermodal service – In railroad transportation, the movement of trailers or containers on railroad freight cars.

Linehaul – The movement of trains between terminals and stations on the main or branch lines of the road, exclusive of switching movements.

Main track – A track extending through and between stations upon which trains are operated.

Operating ratio – The ratio of operating expenses to operating revenues.

Regional railroad – As defined by the Association of American Railroads, a regional railroad is one that operates at least 350 miles of track and/or has annual revenues of at least U.S.$40 million but less than the Class 1 threshold indexed to a base of U.S.$250 million in 1991 dollars.

Revenue ton mile – The movement of a ton of freight over one mile for revenue.

Right-of-way – A strip of land of various widths upon which a rail track is built.

Rolling stock – Transportation equipment on wheels, especially locomotives and freight cars.

Route miles – The miles of right-of-way owned or leased and operated by the designated railroad. Route miles exclude mainline trackage operated under trackage rights. In multiple track territories only one mainline track counts as route miles.

Scheduled railroad – Running a scheduled railroad is a disciplined process that handles individual car movements according to a specific plan where possible and that manages expectations to meet agreed-upon customer commitments.

Siding – A track auxiliary to the main track for meeting or passing trains, or in the case of industrial siding, a track serving various industrial customers.

Trip plan – A trip plan is a detailed chain of train handling events describing how a car(s) can be handled from the shipper’s door to the consignee’s door. Trip plans are expressed in hours and are tailored to a specific customer location, day of week and time of release.

Unit train – A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

Waybill – The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and the waybill reference for previous services, and the amount prepaid.

Yard – A system of tracks within defined limits, designed for switching services.

Yard dwell – Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.

Canadian National Railway Company	28

Financial Section (U.S. GAAP)

Contents

Canadian National Railway Company

30	Selected Railroad Statistics
31	Management’s Discussion and Analysis
49	Management Report
49	Auditors’ Report
50	Consolidated Statement of Income
51	Consolidated Statement of Comprehensive Income
52	Consolidated Balance Sheet
53	Consolidated Statement of Changes in Shareholders’ Equity
54	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

55	1	Summary of significant accounting policies
57	2	Accounting changes
58	3	Acquisitions
59	4	Accounts receivable
59	5	Properties
59	6	Other assets and deferred charges
59	7	Credit facility
60	8	Accounts payable and accrued charges
60	9	Other liabilities and deferred credits
61	10	Long-term debt
62	11	Capital stock and convertible preferred securities
62	12	Stock plans
64	13	Pensions
65	14	Workforce reduction charges
66	15	Interest expense
66	16	Other income
66	17	Income taxes
67	18	Segmented information
67	19	Earnings per share
67	20	Major commitments and contingencies
69	21	Financial instruments
71	22	Other comprehensive income (loss)
72	23	Selected quarterly and annual financial data
72	24	Subsequent events
72	25	Comparative figures

U.S. GAAP	Canadian National Railway Company	29

Selected Railroad Statistics

Year ended December 31,	2003	2002	2001	(1)

Statistical operating data
Freight revenues ($ millions)	5,694	5,901	5,457
Gross ton miles (GTM) (millions)	313,593	309,102	293,857
Revenue ton miles (RTM) (millions)	163,717	159,876	153,095
Carloads (thousands)	4,192	4,164	3,821
Route miles (includes Canada and the U.S.)	17,544	17,821	17,986
Employees (end of period)	21,489	22,114	22,868
Employees (average during period)	22,012	23,190	22,668

Productivity
Operating ratio (%)	69.8	76.0	70.2
Adjusted operating ratio (%) (2)	69.8	69.4	68.5
Freight revenue per RTM (cents)	3.48	3.69	3.56
Freight revenue per carload ($)	1,358	1,417	1,428
Operating expenses per GTM(cents)	1.31	1.50	1.35
Adjusted operating expenses per GTM (cents) (2)	1.31	1.37	1.32
Labor and fringe benefits expense per GTM (cents)	0.54	0.59	0.55
Adjusted labor and fringe benefits expense per GTM (cents) (2)	0.54	0.56	0.52
GTMs per average number of employees (thousands)	14,246	13,329	12,964
Diesel fuel consumed (U.S. gallons in millions)	374	369	351
Average fuel price ($/U.S. gallon)	1.21	1.20	1.35
GTMs per U.S.gallon of fuel consumed	838	838	837

Safety indicators
Injury frequency rate per 200,000 person hours	2.9	3.0	4.4
Accident rate per million train miles	2.0	2.0	2.0

(1)	Includes Wisconsin Central Transportation Corporation from October 9, 2001.
(2)	See discussion and reconciliation of these non-GAAP adjusted performance measures in the Company’s Management’s Discussion and Analysis on pages 31, 32 and 36.

Certain of the 2002 comparative statistical data and related productivity measures have been restated to reflect changes to estimated data previously reported.

U.S. GAAP	Canadian National Railway Company	30

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company also prepares consolidated financial statements in accordance with Canadian GAAP, which are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities. A reconciliation of the U.S. to Canadian GAAP financial statements is provided in Note 22 to the Company’s Canadian GAAP Consolidated Financial Statements. The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In such instances, the reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2003 Annual Consolidated Financial Statements and notes thereto.

Business Profile

CN, directly and through its subsidiaries, is engaged in the rail transportation business. CN’s network of approximately 17,500 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2003, no individual business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2003, 22% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 25% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 80% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s business strategy is, and will continue to be, guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety and developing and recognizing employees.

Financial Results

2003 compared to 2002

For the year ended December 31, 2003, the Company recorded consolidated net income of $1,014 million ($5.30 per basic share) compared to $800 million ($4.07 per basic share) for the year ended December 31, 2002. Diluted earnings per share were $5.23 for the current year compared to $3.97 in 2002. The Company’s operating income for 2003 was $1,777 million compared to $1,469 million in 2002, and its operating ratio, defined as operating expenses as a percentage of revenues, was 69.8% in 2003 compared to 76.0% in 2002 (see discussion on adjusted performance measures below).

     The Company’s results of operations for the year ended December 31, 2003 included a cumulative benefit of $75 million, or $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” as explained in Note 2 to the attached Annual Consolidated Financial Statements. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

2003 compared to 2002 – Adjusted performance measures

The years ended December 31, 2003 and 2002 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented below).

     In 2003, the Company recorded a fourth quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. The year ended December 31, 2002 included fourth quarter charges of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and $120 million, or $79 million after tax, for workforce reductions.

     Excluding these items, adjusted net income was $1,045 million ($5.47 per basic share or $5.40 per diluted share) in 2003 compared to adjusted net income of $1,052 million ($5.35 per basic share or $5.22 per diluted share) for 2002, a decrease of $7 million, or 1%. Operating income for 2003 decreased by $93 million, or 5%, compared to adjusted operating income of $1,870 million for 2002. The operating ratio for 2003 was 69.8% compared to the adjusted operating ratio of 69.4% in 2002, a 0.4-point increase.

     The decrease in adjusted net income and adjusted operating income, in 2003, was due to the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. This significant appreciation in the Canadian dollar impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses and accordingly, reduced revenues, operating income and net income by approximately $380 million, $120 million and $62 million, respectively. This decrease in adjusted net income was partly offset by net deferred income tax recoveries of $44 million, in 2003, relating mainly to the resolution of matters pertaining to prior years’ income taxes.

U.S. GAAP	Canadian National Railway Company	31

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

$ in Millions, except per share data, or unless otherwise indicated

Year ended December 31,	2003				2002

	Reported	Change in policy	Rate enactment	Adjusted	Reported	Personal injury charge	Workforce reductions	Adjusted

Revenues	$5,884	$–	$–	$5,884	$6,110	$–	$–	$6,110
Operating expenses	4,107	–	–	4,107	4,641	(281)	(120)	4,240

Operating income	1,777	–	–	1,777	1,469	281	120	1,870

Interest expense	(315)	–	–	(315)	(361)	–	–	(361)
Other income	21	–	–	21	76	–	–	76

Income before income taxes and cumulative effect of change in accounting policy	1,483	–	–	1,483	1,184	281	120	1,585
Income tax expense	(517)	–	79	(438)	(384)	(108)	(41)	(533)

Income before cumulative effect of change in accounting policy	966	–	79	1,045	800	173	79	1,052
Cumulative effect of change in accounting policy, net of applicable taxes	48	(48)	–	–	–	–	–	–

Net income	$1,014	$(48)	$79	$1,045	$800	$173	$79	$1,052

Operating ratio	69.8%			69.8%	76.0%			69.4%

Basic earnings per share	$5.30			$5.47	$4.07			$5.35
Diluted earnings per share	$5.23			$5.40	$3.97			$5.22

Revenues

Revenues for the year ended December 31, 2003 totaled $5,884 million compared to $6,110 million in 2002. The decrease of $226 million, or 4%, was mainly due to the higher Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue, continued weakness in coal shipments and a slowdown in the automotive sector. Partially offsetting these losses were increased intermodal, metals and minerals and petroleum and chemicals volumes. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 2% relative to 2002. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 6% when compared to 2002, reflecting the higher Canadian dollar.

Year ended December 31,	2003	2002	2003	2002	2003	2002
	Revenues		Revenue ton miles		Freight revenue per revenue ton mile

	In millions				In cents

Petroleum and chemicals	1,058	1,102	30,901	30,006	3.42	3.67
Metals and minerals	527	521	13,876	13,505	3.80	3.86
Forest products	1,284	1,323	34,516	33,551	3.72	3.94
Coal	261	326	14,475	14,503	1.80	2.25
Grain and fertilizers	938	986	35,556	35,773	2.64	2.76
Intermodal	1,101	1,052	31,168	29,257	3.53	3.60
Automotive	525	591	3,225	3,281	16.28	18.01
Other items*	190	209	–	–	–	–

Total	$5,884	$6,110	163,717	159,876	3.48	3.69

* Principally non-freight revenues derived from third parties.

U.S. GAAP	Canadian National Railway Company	32

Petroleum and chemicals

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, in Alberta and in eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this business unit is closely correlated with the North American economy. For the year ended December 31, 2003, revenues for this business unit decreased by $44 million, or 4%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar, partially offset by higher U.S. and offshore demand for Canadian sulfur and strong demand for liquefied petroleum gas due to cold weather conditions at the beginning of the year. Revenue per revenue ton mile decreased by 7% from 2002 due to the translation impact of the stronger Canadian dollar.

Metals and minerals

The metals and minerals business consists primarily of nonferrous base metals, steel, equipment and parts. The Company’s superior rail access to major mines and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, refined metals and aluminum. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2003, revenues for this business unit increased by $6 million, or 1%, from 2002. The increase was due to improved market conditions and increased market share for steel in 2003 and new ore traffic which began in the second quarter of 2002 and the last quarter of 2003. These gains were largely offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar which was partially offset by a positive change in traffic mix.

Forest products

The forest products business unit includes various types of lumber, panels, wood chips, woodpulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2003, revenues for this business unit decreased by $39 million, or 3%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by solid demand for lumber and pulp and paper. Revenue per revenue ton mile decreased by 6% from 2002 due to the translation impact of the stronger Canadian dollar which more than offset the continued improvement in pricing and a positive change in traffic mix.

Coal

The coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois or from western U.S. mines via interchange with other railroads to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. In 2003, CN metallurgical coal volumes continued to decline as a result of mine closures and this trend is expected to continue. For the year ended December 31, 2003, revenues for this business unit decreased by $65 million, or 20%, from 2002. The decrease was

U.S. GAAP	Canadian National Railway Company	33

due to reduced coal production in western Canada, the translation impact of the stronger Canadian dollar and a metallurgical mine closure. Revenue per revenue ton mile decreased by 20% from 2002 mainly due to a change in traffic mix, an increase in the average length of haul, and the translation impact of the stronger Canadian dollar.

Grain and fertilizers

The grain and fertilizer business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Canadian grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. For the year ended December 31, 2003, revenues for this business unit decreased by $48 million, or 5%, from 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and a decrease in Canadian export wheat shipments due to the smaller 2002/2003 Canadian crop. Partially offsetting these decreases were increased Canadian canola shipments and strong U.S. corn shipments to North American markets. Revenue per revenue ton mile decreased by 4% from 2002 as the translation impact of the stronger Canadian dollar was partially offset by a decrease in the average length of haul.

Intermodal

The intermodal business unit is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic conditions. For the year ended December 31, 2003, revenues for this business unit increased by $49 million, or 5%, from 2002. The increase was mainly due to increased import volumes, the higher fuel surcharge in 2003 to offset the significant increase in fuel costs and new traffic through the Port of Vancouver. Partially offsetting these gains was reduced traffic in the domestic segment due to the closure of smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, partially offset by the higher fuel surcharge.

Automotive

The automotive business unit moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2003, revenues for this business unit decreased by $66 million, or 11%, from 2002. The decrease was primarily due to the translation impact of the stronger Canadian dollar, weaker North American vehicle sales and production, and a change in shipping patterns for a significant customer. Revenue per revenue ton mile decreased by 10% from 2002 mainly due to the translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

U.S. GAAP	Canadian National Railway Company	34

Operating expenses

Operating expenses amounted to $4,107 million in 2003 compared to $4,641 million in 2002. The decrease was mainly due to the charges recorded in the fourth quarter of 2002 for personal injury and other claims and workforce reductions, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. Partly offsetting these decreases were higher casualty and other expenses and higher fuel costs.

In millions Year ended December 31,	2003		2002

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$1,698	28.9%	$1,837	30.1%
Purchased services and material	703	11.9%	778	12.7%
Depreciation and amortization	554	9.4%	584	9.6%
Fuel	469	8.0%	459	7.5%
Equipment rents	293	5.0%	346	5.7%
Casualty and other	390	6.6%	637	10.4%

Total	$4,107		$4,641

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses decreased by $139 million, or 8%, in 2003 as compared to 2002. The decrease was mainly due to the work-force reduction charge of $120 million recorded in the fourth quarter of 2002, the effects of a reduced workforce and the translation impact of the stronger Canadian dollar. Higher wages and employee benefits, including increased costs for pensions resulting from a change in management’s assumption for the expected long-term rate of return on pension plan assets from 9% to 8%, partly offset the decrease.

     In 2002, the Company had recorded a workforce reduction charge of $120 million in a renewed drive to improve productivity across all its corporate and operating functions. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement to be made to affected employees.

Purchased services and material: Purchased services and material primarily includes the net costs of operating facilities jointly used by the Company and other railroads, costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees and utility costs. These expenses decreased by $75 million, or 10%, in 2003 as compared to 2002. The decrease was mainly due to lower expenses for consulting and professional services, lower discretionary spending (courier, communication charges, occupancy costs, etc.), reflecting the Company’s continued focus on cost containment, and the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. These expenses decreased by $30 million, or 5%, in 2003 as compared to 2002. Reduced depreciation for certain asset classes pursuant to the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations,” and the translation impact of the stronger Canadian dollar were partly offset by increases related to net capital additions. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. For the year ended December 31, 2003, this change in policy had the effect of reducing depreciation expense by $18 million.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $10 million, or 2%, in 2003 as compared to 2002. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, and higher volumes. These increases were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $53 million, or 15%, in 2003 as compared to 2002. The decrease was due to the Company’s continued focus on asset utilization, which resulted in lower lease expense for freight cars and locomotives and a reduction in net car hire expense. Also contributing to the decrease was the translation impact of the stronger Canadian dollar and a reduction in intermodal car hire rates.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. These expenses decreased by $247 million, or 39%, in 2003 as compared to 2002, which included a fourth quarter charge of $281 million to increase the provision for U.S. personal injury and other claims. Excluding this charge, the increase was mainly due to higher expenses for personal injury claims and increased insurance premiums. Partly offsetting the increase were lower travel-related expenses and lower provincial capital taxes.

Other

Interest expense: Interest expense decreased by $46 million to $315 million for the year ended December 31, 2003 as compared to 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar, the conversion of the convertible preferred securities in July 2002, and lower interest rates on new debt to replace matured debt.

Other income: In 2003, the Company recorded other income of $21 million compared to $76 million in 2002. The decrease was mainly due to lower right of way fees due to the termination of a contract in late 2002, lower income from the Company’s equity investments, and realized foreign exchange losses in 2003.

U.S. GAAP	Canadian National Railway Company	35

Income tax expense: The Company recorded income tax expense of $517 million for the year ended December 31, 2003 compared to $384 million in 2002. The effective tax rate for the year ended December 31, 2003 was 34.9% compared to 32.4% in 2002. The increase was mainly due to a $79 million deferred income tax expense recorded in the fourth quarter of 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario, which was partly offset by net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes of $44 million and lower corporate income tax rates in Canada.

2002 compared to 2001

On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies’ operations. Accordingly, in the following discussion, the Company’s results include the results of operations of WC, which were fully integrated into those of the Company in 2002.

     The Company recorded consolidated net income of $800 million ($4.07 per basic share) for the year ended December 31, 2002 compared to $1,040 million ($5.41 per basic share) for the year ended December 31, 2001. Diluted earnings per share were $3.97 for the year ended December 31, 2002 compared to $5.23 in 2001. Operating income was $1,469 million for 2002 compared to $1,682 million in 2001.

2002 compared to 2001 – Adjusted performance measures

The years ended December 31, 2002 and 2001 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures below).

     Included in 2002 was a fourth quarter charge of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and a charge for workforce reductions of $120 million, or $79 million after tax. In 2001, the Company recorded a deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada, a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company’s net investment in 360networks Inc. of $99 million, or $71 million after tax and a gain of $101 million, or $73 million after tax related to the sale of the Company’s 50 percent interest in the Detroit River Tunnel Company (DRT).

     Excluding these items, adjusted net income was $1,052 million ($5.35 per basic share or $5.22 per diluted share) in 2002 compared to $978 million ($5.09 per basic share or $4.92 per diluted share) in 2001, an increase of $74 million, or 8%. Adjusted operating income increased by $90 million, or 5%, to $1,870 million. The adjusted operating ratio was 69.4% in 2002 compared to 68.5% in 2001, a 0.9-point increase.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

$ in millions, except per share data, or unless otherwise indicated

Year ended December 31,	2002				2001

	Reported	Personal injury charge	Workforce reductions	Adjusted	Reported	Workforce reductions	Rate enactment	360- networks	DRT	Adjusted

Revenues	$6,110	$–	$–	$6,110	$5,652	$–	$–	$–	$–	$5,652
Operating expenses	4,641	(281)	(120)	4,240	3,970	(98)	–	–	–	3,872

Operating income	1,469	281	120	1,870	1,682	98	–	–	–	1,780

Interest expense	(361)	–	–	(361)	(327)	–	–	–	–	(327)
Other income	76	–	–	76	65	–	–	99	(101)	63

Income before income taxes	1,184	281	120	1,585	1,420	98	–	99	(101)	1,516
Income tax expense	(384)	(108)	(41)	(533)	(380)	(36)	(122)	(28)	28	(538)

Net income	$800	$173	$79	$1,052	$1,040	$62	$(122)	$71	$(73)	$978

Operating ratio	76.0%			69.4%	70.2%					68.5%

Basic earnings per share	$4.07			$5.35	$5.41					$5.09
Diluted earnings per share	$3.97			$5.22	$5.23					$4.92

U.S. GAAP	Canadian National Railway Company	36

Revenues

Revenues for the year ended December 31, 2002 totaled $6,110 million compared to $5,652 million in 2001. The increase of $458 million, or 8%, was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002. In addition, revenue gains were made in petroleum and chemicals, automotive, intermodal and forest products. These overall increases in revenues were partly offset by continued weakness in Canadian grain, coal, and metals and minerals. Revenue ton miles increased by 4% relative to 2001 and freight revenue per revenue ton mile increased by 4%.

Year ended December 31,	2002	2001	2002	2001	2002	2001

	Revenues		Revenue ton miles		Freight revenue per revenue ton mile

	In millions				In cents

Petroleum and chemicals	$1,102	$923	30,006	25,243	3.67	3.66
Metals and minerals	521	458	13,505	10,777	3.86	4.25
Forest products	1,323	1,088	33,551	29,639	3.94	3.67
Coal	326	338	14,503	15,566	2.25	2.17
Grain and fertilizers	986	1,161	35,773	42,728	2.76	2.72
Intermodal	1,052	969	29,257	26,257	3.60	3.69
Automotive	591	520	3,281	2,885	18.01	18.02
Other items*	209	195	–	–	–	–

Total	$6,110	$5,652	159,876	153,095	3.69	3.56

* Principally non-freight revenues derived from third parties.

Petroleum and chemicals

Revenues for the year ended December 31, 2002 increased by $179 million, or 19%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, strong sulfur traffic to the United States and offshore markets and market share gains in various sectors. The revenue per revenue ton mile remained relatively unchanged for 2002 as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul for non-WC traffic.

Metals and minerals

Revenues for the year ended December 31, 2002 increased by $63 million, or 14%, over 2001. The increase was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, market share gains in the nonferrous segment, particularly aluminum, and strong construction materials traffic. Partly offsetting these gains were the effects of weak steel markets in the first half of the year, one-time gains in 2001 and reduced traffic in specific segments due to ongoing customer strikes. Revenue per revenue ton mile decreased by 9% over 2001 mainly due to an increase in longer haul traffic and the inclusion of certain lower rated WC traffic.

Forest products

Revenues for the year ended December 31, 2002 increased by $235 million, or 22%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, a strong North American housing market and improving pulp and paper markets. Also contributing to growth in the second half of the year were strong lumber shipments from CN’s western lumber producers. The increase in revenue per revenue ton mile of 7% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

Coal

Revenues for the year ended December 31, 2002 decreased by $12 million, or 4%, from 2001. The decrease was mainly attributable to weak Canadian coal exports to offshore markets and reduced demand from power utilities in the first half of the year. The revenue per revenue ton mile increase of 4% was mainly due to a decrease in longer haul traffic.

Grain and fertilizers

Revenues for the year ended December 31, 2002 decreased by $175 million, or 15%, from 2001. The decrease reflects a significant deterioration in the Canadian grain crop, a decline in U.S. originated traffic and the loss of a potash move. Revenue per revenue ton mile increased by 1% mainly as a result of an increase in regulated grain rates.

Intermodal

Revenues for the year ended December 31, 2002 increased by $83 million, or 9%, over 2001. Growth in the international segment was driven by market share gains by steamship lines served by CN. The domestic segment benefited from growing North American markets, particularly in Canada. Revenue per revenue ton mile decreased by 2%, mainly due to a higher average fuel surcharge in 2001 and an increase in the average length of haul.

Automotive

Revenues for the year ended December 31, 2002 increased by $71 million, or 14%, over 2001. The increase reflects strong motor vehicle production in both Canada and the United States. Revenue per revenue ton mile remained relatively unchanged for 2002 as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul.

U.S. GAAP	Canadian National Railway Company	37

Operating expenses

Operating expenses amounted to $4,641 million in 2002 compared to $3,970 million in 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, higher Casualty and other expenses resulting primarily from the 2002 charge to increase the Company’s provision for U.S. personal injury and other claims, and increased expenses for labor and fringe benefits that included a higher workforce reduction charge in 2002 compared to 2001. These increases were partly offset by lower fuel costs.

In millions Year ended December 31,	2002		2001

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$1,837	30.1%	$1,624	28.7%
Purchased services and material	778	12.7%	692	12.2%
Depreciation and amortization	584	9.6%	532	9.4%
Fuel	459	7.5%	484	8.6%
Equipment rents	346	5.7%	309	5.5%
Casualty and other	637	10.4%	329	5.8%

Total	$4,641		$3,970

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $213 million, or 13%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, a higher workforce reduction charge in 2002, wage increases, and higher benefit expenses, including health and welfare, particularly in the U.S. These increases were partly offset by the effects of a reduced workforce in 2002.

     In 2002, the Company announced 1,146 job reductions across all corporate and operating functions in a renewed drive to improve productivity and recorded a workforce reduction charge of $120 million. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were 388 in 2001, 433 in 2002, with the remainder completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These costs increased by $86 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and higher expenses for professional services and joint facilities. These increases were partly offset by reduced expenses for crew transportation and lodging in 2002.

Depreciation and amortization: Depreciation and amortization expense in 2002 increased by $52 million, or 10%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and the impact of 2002 net capital additions.

Fuel: Fuel expense in 2002 decreased by $25 million, or 5%, as compared to 2001. The decrease was primarily due to a lower average price of fuel, partially offset by the inclusion of a full year of expenses attributable to the operations of WC in 2002.

Equipment rents: These expenses increased by $37 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and lower car hire income, partly offset by reduced expenses for long-term operating leases.

Casualty and other: These expenses increased by $308 million, or 94%, in 2002 as compared to 2001. The increase was mainly due to higher expenses for personal injury and other claims which included a fourth quarter 2002 charge of $281 million to increase the provision for U.S. personal injury and other claims, and higher derailment related expenses. Partly offsetting these increases were lower expenses related to environmental matters and bad debts.

Other

Interest expense: Interest expense increased by $34 million to $361 million for the year ended December 31, 2002 as compared to 2001. The increase was mainly due to the financing related to the acquisition of WC and the inclusion of a full year of WC expenses in 2002. Partly offsetting these increases was lower interest expense as a result of the conversion of the convertible preferred securities in July 2002 and the maturity of certain notes in 2001.

Other income: In 2002, the Company recorded other income of $76 million compared to $65 million in 2001. The increase was mainly due to the inclusion of a full year of equity in earnings of English Welsh and Scottish Railway (EWS) in 2002 partly offset by lower gains on disposal of properties. Included in 2001 was a charge of $99 million to write down the Company’s net investment in 360networks Inc. and a gain of $101 million related to the sale of the Company’s 50 percent interest in DRT.

Income tax expense: The Company recorded income tax expense of $384 million for the year ended December 31, 2002 compared to $380 million in 2001. The effective tax rate for the year ended December 31, 2002 was 32.4% compared to 35.4% in 2001, excluding the 2001 deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada. The decrease in 2002 was primarily due to lower income tax rates in Canada.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitiza-tion program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $1,976 million for the year ended December 31, 2003 compared to $1,612 million for 2002. Cash generated in 2003 was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $325 million, $155 million and $126 million, respectively, compared to $398 million, $177 million and $156 million, respectively, in 2002. In 2003, pension contributions and payments for income taxes

U.S. GAAP	Canadian National Railway Company	38

were $88 million and $86 million, respectively, compared to $92 million and $65 million, respectively, in 2002. The Company increased the level of accounts receivable sold under its Accounts receivable securitization program by $132 million in 2003 and $5 million in 2002. Payments in 2004 for workforce reductions are expected to be $89 million while pension contributions are expected to be approximately $93 million.

     As at December 31, 2003, the Company had outstanding information technology service contracts of $21 million.

Investing activities: Cash used by investing activities in 2003 amounted to $1,075 million compared to $924 million in 2002. The Company’s investing activities in 2002 included aggregate net proceeds of $69 million from the sale of its investments in Tranz Rail Holdings Limited and Australian Transport Network Limited, and $28 million from the sale of IC Terminal Holdings Company. Net capital expenditures for the year ended December 31, 2003 amounted to $1,043 million, an increase of $105 million over 2002. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

     The Company expects that its capital expenditures will increase slightly in 2004 due to the acquisition of additional locomotives, and will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at December 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $211 million ($183 million at December 31, 2002).

Dividends: During 2003, the Company paid dividends totaling $191 million to its shareholders at the quarterly rate of $0.25 per share compared to $170 million at the rate of $0.215 per share, in 2002.

Free cash flow

The Company generated $578 million of free cash flow for the year ended December 31, 2003, compared to $513 million for the same 2002 period. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore not necessarily comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

In millions	Year ended December 31,	2003	2002

Cash provided from operating activities		$1,976	$1,612
Less:
Net capital expenditures		(1,043)	(938)
Other investing activities		(32)	14
Dividends paid		(191)	(170)

Cash provided before financing activities		710	518

Adjustments:
Increase in accounts receivable sold		(132)	(5)

Free cash flow		$578	$513

Financing activities: Cash used by financing activities totaled $605 million for the year ended December 31, 2003 compared to $546 million in 2002. In May 2003, the Company repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In 2003 and 2002, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facilities.

     The Company used $656 million in 2003 and $203 million in 2002 to repurchase 10.0 million common shares and 3.0 million common shares, respectively, under the share repurchase program.

     During 2003, the Company recorded $47 million in capital lease obligations ($114 million in 2002) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. The Company’s borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003. At December 31, 2003, the Company had borrowings under its revolving credit facility of U.S.$180 million (Cdn$233 million) at an average interest rate of 1.49%. As at December 31, 2003, letters of credit under the revolving credit facility amounted to $319 million.

Commercial paper

In June 2003, the Company’s Board of Directors approved an increase in the maximum amount that may be issued under the commercial paper program, which is backed by the Company’s revolving credit facility, from $600 million to $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2003, the Company did not have any outstanding commercial paper compared to U.S.$136 million (Cdn$214 million) as at December 31, 2002.

Shelf registration statement

On October 29, 2003, the Company filed a shelf registration statement providing for the issuance, from time to time, of up to U.S.$1,000 million of debt securities in one or more offerings.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

U.S. GAAP	Canadian National Railway Company	39

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2003:

In millions	Total	2004	2005	2006	2007	2008	2009 and thereafter

Long-term debt obligations (a)	$3,912	$371	$380	$332	$66	$226	$2,537
Capital lease obligations (b)	1,141	155	107	75	117	41	646
Operating lease obligations	874	181	147	127	111	79	229
Purchase obligations (c)	232	224	5	2	1	–	–

Total obligations	$6,159	$931	$639	$536	$295	$346	$3,412

(a)	Excludes capital lease obligations of $746 million.

(b)	Includes $395 million of imputed interest on capital leases at rates ranging from approximately 1.9% to 11.9%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2004 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. The Company intends to finance the acquisitions announced in the fourth quarter of 2003 through a combination of cash flow from operations and the issuance of additional debt.

Off-balance sheet arrangements

Accounts receivable securitization program

In June 2003, the Company renewed its accounts receivable securitiza-tion program for a term of three years, to June 2006. Under the terms of the renewal the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company is not currently aware of any trend, event or condition that would cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At December 31, 2003, pursuant to the agreement, $448 million had been sold compared to $350 million at December 31, 2002.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     Effective January 1, 2003, pursuant to FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 20 – Major commitments and contingencies of the Company’s Annual Consolidated Financial Statements.

Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire the industrial freight railway business and operations, including equipment, contracts, and available tax attributes relating to the business, but excluding the roadbed itself, which is to be retained by the Province and leased back to BC Rail for an original term of 60 years with an option to renew for an additional 30 years. The transaction is intended to enhance the Company’s network in western Canada.

U.S. GAAP	Canadian National Railway Company	40

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). On December 2, 2003, the Legislature of British Columbia passed legislation to amend the British Columbia Railway Act and other applicable laws as was required to authorize and permit the consummation of the transaction.

     The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire two Class II railroads, a Class III switching railroad, and a non-railroad company owning a fleet of eight vessels.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

     On December 1, 2003, the STB ruled that the proposed GLT transaction would be considered as a minor transaction for regulatory review purposes. The Company anticipates all regulatory rulings, including a final STB ruling on the proposed transaction, in the second quarter of 2004.

If the proposed BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the date of acquisition.

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either BC Rail or GLT without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Wisconsin Central Transportation Corporation

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and accounted for the merger using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The acquisition was financed by debt and cash on hand.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which is to be effected in the form of a stock dividend of one-half additional common share of CN payable for each share outstanding on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS) – Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders. Under the plan, EWS is offering shareholders the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders will receive cash and 8% notes, due in 2009. Although the notes are due in five years, EWS has the right to redeem all or any part of the outstanding notes at their principal amount together with accrued but unpaid interest up to the date of repayment. The payout of cash and issuance of notes by EWS under the plan is expected in the first quarter of 2004.

     At December 31, 2003, CN owned 43.7 million shares, or approximately 40% (approximately 37% on a fully diluted basis), of EWS. CN has elected to have the maximum allowable number of shares cancelled under the plan. As a result of the share cancellation plan, CN will receive £81.6 million (or approximately Cdn$188 million) from EWS, of which £23.9 million (or approximately Cdn$55 million) will be in the form of EWS notes. After the EWS share cancellation is complete, CN’s ownership of EWS will be approximately 31% on a fully diluted basis.

Share repurchase program

In October 2002, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

U.S. GAAP	Canadian National Railway Company	41

Termination of conversion rights of 5.25% convertible preferred securities (“Securities”)

On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

     Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures herein.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has changed certain of these assumptions, which have not had a material effect on its results of operations. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company’s personal injury expense in recent years. In view of the Company’s growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2 to the Consolidated Financial Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $26 million and the annual expense by approximately $5 million.

     In 2003, the Company’s expenses for personal injury and other claims, net of recoveries, were $127 million ($393 million in 2002 and $78 million in 2001) and payments for such items were $126 million ($156 million in 2002 and $149 million in 2001). As at December 31, 2003, the Company had aggregate reserves for personal injury and other claims of $590 million ($664 million at December 31, 2002).

Environmental matters

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement

U.S. GAAP	Canadian National Railway Company	42

to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

     At December 31, 2003, most of the Company’s properties not acquired through recent acquisitions are approaching a final assessment and therefore costs related to such sites may change based on information as it becomes available. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the year they become known.

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2003, the Company’s expenses relating to environmental matters, net of recoveries, were $6 million ($6 million in 2002 and $7 million in 2001) and payments for such items were $12 million ($16 million in 2002 and $14 million in 2001). As at December 31, 2003, the Company had aggregate accruals for environmental costs of $83 million ($106 million at December 31, 2002). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

     Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

     A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $12 million.

     Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2001, the

U.S. GAAP	Canadian National Railway Company	43

Company conducted a comprehensive study for its Canadian properties, which revealed that estimated depreciable lives for certain asset types had increased, and therefore those asset lives were extended prospectively. As a result, depreciation expense was reduced by $44 million for the year ended December 31, 2001. In 2004, the Company will conduct a depreciation study for its Canadian properties and U.S. rolling stock and equipment.

     In 2003, the Company recorded total depreciation and amortization expense of $560 million ($591 million in 2002 and $538 million in 2001). At December 31, 2003, the Company had Properties of $18,305 million, net of accumulated depreciation of $9,038 million ($19,681 million in 2002, net of accumulated depreciation of $9,159 million).

Pensions and other post-retirement benefits

The Company accounts for pension and other post-retirement benefits as required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions,” respectively. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The following description pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan. The Company’s other pension plans are not significant.

     For pensions, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions, which uses management assumptions for the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increase. The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30. For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability. Changes in these assumptions result in actuarial gains or losses which in accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company’s results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

     The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 11 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 6%, based on bond yields prevailing at December 31, 2003, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point decrease in the discount rate would cause net periodic benefit cost to increase by $50 million whereas a one-percentage-point increase would not have a material change in net periodic benefit cost as the Company only amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets.

     To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries. During the last ten years ended December 31, 2003, the CN Pension Plan earned an annual average rate of return of 8.4%. The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return	2003	2002	2001	2000	1999

Actual	9.6%	(0.3)%	(1.4)%	10.5%	15.0%
Market-related value	7.0%	7.4%	10.2%	13.7%	13.8%

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. In 2003, the Company reduced the expected long-term rate of return on plan assets from 9% to 8% to reflect management’s current view of long-term investment returns. The effect of this change in management’s assumption was to increase net periodic benefit cost in 2003 by approximately $50 million.

     Based on the fair value of the assets held as at December 31, 2003, the plan assets are comprised of 56% in Canadian and foreign equities, 38% in debt securities, 3% in real estate assets and 3% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

U.S. GAAP	Canadian National Railway Company	44

     The rate of compensation increase, 3.75% to determine benefit obligation and 4% to determine net periodic benefit cost, is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 17% in the current year, and it is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other post-retirement benefits.

     The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2002 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $93 million in each of 2004, 2005, and 2006 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans.

     For pensions, the Company recorded consolidated net periodic benefit cost of $28 million in 2003 and net periodic benefit income of $20 million and $13 million in 2002 and 2001, respectively. Consolidated net periodic benefit cost for other post-retirement benefits was $54 million, $45 million, and $35 million in 2003, 2002, and 2001, respectively. At December 31, 2003, the Company’s accrued benefit cost for post-retirement benefits other than pensions was $290 million ($284 million at December 31, 2002). In addition, at December 31, 2003, the Company’s consolidated pension benefit obligation and accumulated post-retirement benefit obligation were $11,875 million and $454 million, respectively ($11,243 million and $444 million at December 31, 2002).

     In December 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”) was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The 2003 post-retirement benefit obligation and net periodic benefit cost disclosed above do not reflect the effects of the Act. The Company is currently evaluating the impact of the Act on its health care benefit plans and its financial statements. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require a change in previously reported information.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections a valuation allowance is recorded. As at December 31, 2003, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

     The Company’s deferred income tax asset is mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liability is mainly composed of temporary differences related to properties, including purchase accounting adjustments. Estimating the ultimate settlement period, given that depreciation rates in effect are based on information as it develops, requires judgment and management’s best estimates. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $15 million in 2003. In the fourth quarter of 2003, the Company recorded an increase of $81 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, for the year ended December 31, 2003, a deferred income tax expense of $79 million and $2 million was recorded in the Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income, respectively. In 2001, the Company recorded a reduction of $90 million to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada and accordingly, recorded a deferred income tax recovery of $122 million in the Consolidated Statement of Income and a deferred income tax expense of $32 million in the Consolidated Statement of Comprehensive Income.

     For the year ended December 31, 2003, the Company recorded total income tax expense of $517 million ($384 million in 2002 and $380 million in 2001) of which $411 million was for deferred income taxes ($272 million in 2002 and $295 million in 2001). The Company’s net deferred income tax liability at December 31, 2003 was $4,425 million ($4,704 million at December 31, 2002).

U.S. GAAP	Canadian National Railway Company	45

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

     To a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

     The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of January 2004, the Company has successfully negotiated three tentative

U.S. GAAP	Canadian National Railway Company	46

collective agreements with the Canadian Auto Workers (CAW) union covering the Company’s shopcraft forces, clerical workers and intermodal yard employees. The agreements are retroactive to January 1, 2004 and are subject to ratification by approximately 5,000 CAW members. The Company is currently undergoing discussions with all its remaining trade unions whose agreements also expired on December 31, 2003. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before a union obtains a majority by secret ballot and proper notification of at least seventy-two hours notice is given to the other party.

     The Company is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of January 2004, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 60% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2004.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the consultation document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

     The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA), requiring advance notice of manifest information of U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

     In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service’s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security regarding goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a new CCRA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

U.S. GAAP	Canadian National Railway Company	47

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

     To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At December 31, 2003, the Company had hedged approximately 52% of the estimated 2004 fuel consumption, representing approximately 196 million U.S. gallons at an average price of U.S.$0.63 per U.S. gallon, and 25% of the estimated 2005 fuel consumption, representing approximately 95 million U.S. gallons at an average price of U.S.$0.66 per U.S. gallon.

     Realized gains and losses from the Company’s fuel hedging activities were a $49 million gain, a $3 million gain and a $6 million loss for the years ended December 31, 2003, 2002 and 2001, respectively.

     At December 31, 2003, Accumulated other comprehensive income included an unrealized gain of $38 million, $26 million after tax ($30 million unrealized gain, $20 million after tax at December 31, 2002), of which $33 million relates to derivative instruments that will mature within the next year.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are impacted more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

     In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Selected quarterly and annual financial data

Selected quarterly financial data for the eight most recently completed quarters and selected annual financial data for each of the three years ending December 31, 2003 is disclosed in Note 23 to the Company’s 2003 Consolidated Financial Statements.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the fourth quarter ending December 31, 2003, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
January 27, 2004

U.S. GAAP	Canadian National Railway Company	48

Management Report

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with these financial statements.

     Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk Committee, consisting solely of outside directors. The Audit, Finance and Risk Committee reviews the Company’s consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit, Finance and Risk Committee meets regularly with the Chief, Internal Audit, and with the shareholders’ auditors.

     These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

(signed)
Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 27, 2004

(signed)
Serge Pharand
Vice-President and Corporate Comptroller

January 27, 2004

Auditors’ Report

To the Board of Directors of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2003 and 2002 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with generally accepted accounting principles in the United States.

     On January 27, 2004, we reported separately to the shareholders of the Company on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

(signed)
KPMG LLP
Chartered Accountants

Montreal, Canada
January 27, 2004

U.S. GAAP	Canadian National Railway Company	49

Consolidated Statement of Income

In millions, except per share data Year ended December 31,	2003	2002	2001

Revenues
Petroleum and chemicals	$1,058	$1,102	$923
Metals and minerals	527	521	458
Forest products	1,284	1,323	1,088
Coal	261	326	338
Grain and fertilizers	938	986	1,161
Intermodal	1,101	1,052	969
Automotive	525	591	520
Other items	190	209	195

Total revenues	5,884	6,110	5,652

Operating expenses
Labor and fringe benefits (Note 14)	1,698	1,837	1,624
Purchased services and material	703	778	692
Depreciation and amortization (Note 2)	554	584	532
Fuel	469	459	484
Equipment rents	293	346	309
Casualty and other (Note 2)	390	637	329

Total operating expenses	4,107	4,641	3,970

Operating income	1,777	1,469	1,682
Interest expense (Note 15)	(315)	(361)	(327)
Other income (Note 16)	21	76	65

Income before income taxes and cumulative effect of change in accounting policy	1,483	1,184	1,420
Income tax expense (Note 17)	(517)	(384)	(380)

Income before cumulative effect of change in accounting policy	966	800	1,040
Cumulative effect of change in accounting policy (net of applicable taxes) (Note 2)	48	–	–

Net income	$1,014	$800	$1,040

Basic earnings per share (Note 19)
Income before cumulative effect of change in accounting policy	$5.05	$4.07	$5.41
Net income	$5.30	$4.07	$5.41
Diluted earnings per share (Note 19)
Income before cumulative effect of change in accounting policy	$4.99	$3.97	$5.23
Net income	$5.23	$3.97	$5.23

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	50

Consolidated Statement of Comprehensive Income

In millions Year ended December 31,	2003	2002	2001

Net income	1,014	800	1,040

Other comprehensive income (loss) (Note 22) :
Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	754	51	(202)
Unrealized foreign exchange gain (loss) on translation of the net investment in foreign operations	(1,101)	(40)	308
Reclassification adjustment for loss realized in income on investment in 360networks Inc.	–	–	(129)
Unrealized holding gain (loss) on fuel derivative instruments (Note 21)	8	68	(38)
Minimum pension liability adjustment (Note 13)	7	(20)	(17)

Other comprehensive income (loss) before income taxes	(332)	59	(78)
Income tax (expense) recovery on other comprehensive income (loss)	106	(20)	(15)

Other comprehensive income (loss)	(226)	39	(93)

Comprehensive income	$788	$839	$947

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	51

Consolidated Balance Sheet

In millions	December 31,	2003	2002

Assets

Current assets:
Cash and cash equivalents	$130	$25
Accounts receivable (Note 4)	529	722
Material and supplies	120	127
Deferred income taxes (Note 17)	125	122
Other	223	196

	1,127	1,192
Properties (Note 5)	18,305	19,681
Other assets and deferred charges (Note 6)	905	865

Total assets	$20,337	$21,738

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges (Note 8)	$1,366	$1,487
Current portion of long-term debt (Note 10)	483	574
Other	73	73

	1,922	2,134
Deferred income taxes (Note 17)	4,550	4,826
Other liabilities and deferred credits (Note 9)	1,258	1,406
Long-term debt (Note 10)	4,175	5,003

Shareholders’ equity:
Common shares (Note 11)	4,664	4,785
Accumulated other comprehensive income (loss) (Note 22)	(129)	97
Retained earnings	3,897	3,487

	8,432	8,369

Total liabilities and shareholders’ equity	$20,337	$21,738

Subsequent events (Note 24)

On behalf of the Board:

David G.A. McLean
Director

E. Hunter Harrison
Director

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	52

Consolidated Statement of Changes in Shareholders’ Equity

In millions	Issued and outstanding common shares	Common shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity

Balances December 31, 2000	190.6	$4,349	$151	$2,098	$6,598
Net income	–	–	–	1,040	1,040
Stock options exercised (Notes 11, 12)	2.1	93	–	–	93
Other comprehensive loss (Note 22)	–	–	(93)	–	(93)
Dividends ($0.78 per share)	–	–	–	(150)	(150)

Balances December 31, 2001	192.7	4,442	58	2,988	7,488
Net income	–	–	–	800	800
Stock options exercised (Notes 11, 12)	1.8	75	–	–	75
Conversion of convertible preferred securities (Note 11)	6.0	340	–	–	340
Share repurchase program (Note 11)	(3.0)	(72)	–	(131)	(203)
Other comprehensive income (Note 22)	–	–	39	–	39
Dividends ($0.86 per share)	–	–	–	(170)	(170)

Balances December 31, 2002	197.5	4,785	97	3,487	8,369
Net income	–	–	–	1,014	1,014
Stock options exercised and other (Notes 11, 12)	1.9	122	–	–	122
Share repurchase program (Note 11)	(10.0)	(243)	–	(413)	(656)
Other comprehensive loss (Note 22)	–	–	(226)	–	(226)
Dividends ($1.00 per share)	–	–	–	(191)	(191)

Balances December 31, 2003	189.4	$4,664	$(129)	$3,897	$8,432

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	53

Consolidated Statement of Cash Flows

In millions Year ended December 31,	2003	2002	2001

Operating activities
Net income	$1,014	$800	$1,040
Adjustments to reconcile net income to net cash provided from operating activities:
Cumulative effect of change in accounting policy (Note 2)	(48)	–	–
Depreciation and amortization	560	591	538
Deferred income taxes (Note 17)	411	272	295
Charge to increase U.S. personal injury and other claims liability (Note 2)	–	281	–
Workforce reduction charges (Note 14)	–	120	98
Equity in earnings of English Welsh and Scottish Railway (Note 16)	(17)	(33)	(8)
Gain on sale of investment (Note 16)	–	–	(101)
Write-down of investment (Note 16)	–	–	99
Other changes in:
Accounts receivable	153	(80)	199
Material and supplies	(3)	–	11
Accounts payable and accrued charges	(96)	(154)	(385)
Other net current assets and liabilities	(29)	(18)	(27)
Other	31	(167)	(138)

Cash provided from operating activities	1,976	1,612	1,621

Investing activities
Net additions to properties	(1,043)	(938)	(941)
Acquisition of Wisconsin Central Transportation Corporation (Note 3)	–	–	(1,278)
Other, net	(32)	14	46

Cash used by investing activities	(1,075)	(924)	(2,173)

Dividends paid	(191)	(170)	(150)

Financing activities
Issuance of long-term debt	4,109	3,146	4,015
Reduction of long-term debt	(4,141)	(3,558)	(3,336)
Issuance of common shares (Note 11)	83	69	61
Repurchase of common shares (Note 11)	(656)	(203)	–

Cash provided from (used by) financing activities	(605)	(546)	740

Net increase (decrease) in cash and cash equivalents	105	(28)	38
Cash and cash equivalents, beginning of year	25	53	15

Cash and cash equivalents, end of year	$130	$25	$53

Supplemental cash flow information
Payments for:
Interest (Note 15)	$325	$398	$322
Workforce reductions (Note 9)	155	177	169
Personal injury and other claims (Note 20)	126	156	149
Pensions (Note 13)	88	92	69
Income taxes (Note 17)	86	65	63

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	54

Notes to Consolidated Financial Statements

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for which the Company acquired control and consolidated effective October 9, 2001. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in other comprehensive income (Note 22).

     The Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in other comprehensive income.

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

     Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from abandonment are recognized in income when the asset ceases to be used. Gains are recognized in income when they are realized.

U.S. GAAP	Canadian National Railway Company	55

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	6%
Other	4%

     The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)	the expected long-term return on pension fund assets, and

(vi)	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

K. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

     In the U.S., the Company accrues the cost for the expected personal injury claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for unasserted occupational disease claims is also accrued to the extent they are probable and can be reasonably estimated.

L. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

M. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

N. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or other comprehensive income depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

O. Stock-based compensation

The Company accounts for stock-based compensation using the fair value based approach. The Company prospectively applied this method of accounting to all stock option awards granted, modified or settled on or after January 1, 2003, as explained in Note 2 – Accounting changes.

     Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based awards and no compensation cost was recognized for the Company’s conventional stock option awards, in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations.

U.S. GAAP	Canadian National Railway Company	56

If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

Year ended December 31,	2003	2002	2001

Net income, as reported (in millions)	$1,014	$800	$1,040
Add (deduct) compensation cost,
net of applicable taxes, determined under:
Fair value method for all awards granted
after Jan. 1, 2003 (SFAS No. 123)	10	–	–
Intrinsic value method for performance-
based awards (APB 25)	13	9	19
Fair value method for all awards (SFAS No. 123)	(53)	(45)	(28)

Pro forma net income (in millions)	$984	$764	$1,031

Basic earnings per share, as reported	$5.30	$4.07	$5.41
Basic earnings per share, pro forma	$5.15	$3.88	$5.37

Diluted earnings per share, as reported	$5.23	$3.97	$5.23
Diluted earnings per share, pro forma	$5.08	$3.80	$5.19

     Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31,	2003	2002	2001

Expected option life (years)	5.0	7.0	7.0
Risk-free interest rate	4.12%	5.79%	5.36%
Expected stock price volatility	30%	30%	30%
Average dividend per share	$1.00	$0.86	$0.78

Year ended December 31,	2003	2002	2001

Weighted average fair value of options granted	$17.82	$30.98	$13.79

2 Accounting changes

2003

Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for its various removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

     Had the Company applied this accounting policy retroactively to all prior periods presented, pro forma net income and earnings per share would have been as follows:

	Year ended December 31,	2002	2001

Net income, as reported (in millions)		$800	$1,040
Effect of SFAS No. 143		6	5

Pro forma net income (in millions)		$806	$1,045

Basic earnings per share, as reported		$4.07	$5.41
Basic earnings per share, pro forma		$4.10	$5.44

Diluted earnings per share, as reported		$3.97	$5.23
Diluted earnings per share, pro forma		$4.00	$5.26

Stock-based compensation

Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company elected to prospectively apply this method of accounting to all stock option awards granted, modified or settled on or after January 1, 2003, as permitted by SFAS No. 148. Prior to 2003, the Company accounted for stock-based compensation in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based awards and no compensation cost was recognized for the Company’s conventional stock option awards.

     In 2003, the Company granted 2.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option-pricing model. For the year ended December 31, 2003, the Company recorded compensation cost of $23 million, of which $10 million ($0.05 per basic and diluted share) was related to the change in policy. For the years ended December 31, 2002 and 2001, the Company recorded compensation cost of $9 million and $19 million, respectively.

2002

U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, for the year ended December 31, 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

U.S. GAAP	Canadian National Railway Company	57

     Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     In 2002, the Company’s U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

2001

Depreciation

In 2001, the Company conducted a comprehensive depreciation study for its Canadian properties to assess the reasonableness of the depreciable lives of properties based on current and historical information. The study revealed that estimated depreciable lives for certain asset types had increased, and therefore, those asset lives were extended prospectively. As a result, depreciation and amortization expense was reduced by $44 million ($28 million after tax) in 2001.

Derivative financial instruments

On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” These statements require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether or not a derivative is designated as part of a hedge transaction and, if so, the type of hedge transaction. The initial adoption of these statements on January 1, 2001 resulted in the recognition of an unrealized loss of $17 million ($11 million after tax) in other comprehensive income. Of that amount, $8 million ($5 million after tax) was recognized in earnings during 2001. The adoption of these statements did not have a material impact on net income for 2001 since prior to its adoption, the Company had already deferred and amortized gains and losses in its results of operations. Income and expense related to the hedged derivative financial instruments were recorded in the same category as that generated by the underlying asset or liability.

3 Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire the industrial freight railway business and operations, including equipment, contracts, and available tax attributes relating to the business, but excluding the roadbed itself, which is to be retained by the Province and leased back to BC Rail for an original term of 60 years with an option to renew for an additional 30 years.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). On December 2, 2003, the Legislature of British Columbia passed legislation to amend the British Columbia Railway Act and other applicable laws as was required to authorize and permit the consummation of the transaction.

     The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire two Class II railroads, a Class III switching railroad, and a non-railroad company owning a fleet of eight vessels.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

     On December 1, 2003, the STB ruled that the proposed GLT transaction would be considered as a minor transaction for regulatory review purposes. The Company anticipates all regulatory rulings, including a final STB ruling on the proposed transaction, in the second quarter of 2004.

If the proposed BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the date of acquisition.

Wisconsin Central Transportation Corporation

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and accounted for the merger using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The acquisition was financed by debt and cash on hand.

U.S. GAAP	Canadian National Railway Company	58

4 Accounts receivable

In millions	December 31,	2003	2002

Freight
Trade		$252	$321
Accrued		55	150
Non-freight		277	310

		584	781
Provision for doubtful accounts		(55)	(59)

		$529	$722

     In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal, the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. Other income included $9 million in both 2003 and 2002, and $10 million in 2001 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     At December 31, 2003, pursuant to the agreement, $448 million had been sold compared to $350 million at December 31, 2002.

5 Properties

In millions	December 31, 2003			December 31, 2002

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Track, roadway and land	$20,613	$6,122	$14,491	$22,048	$6,265	$15,783
Rolling stock	3,942	1,498	2,444	4,057	1,506	2,551
Buildings	1,867	918	949	1,819	880	939
Other	921	500	421	916	508	408

	$27,343	$9,038	$18,305	$28,840	$9,159	$19,681

Capital leases included in properties	$1,383	$274	$1,109	$1,351	$233	$1,118

The Company’s properties under capital lease are primarily for locomotives, freight cars and intermodal equipment.

6 Other assets and deferred charges

In millions	December 31,	2003	2002

Prepaid benefit cost (Note 13)		$411	$353
Investments		367	380
Deferred receivables		69	88
Unamortized debt issue costs		35	41
Other		23	3

		$905	$865

Investments

As at December 31, 2003, the Company had $356 million ($368 million at December 31, 2002) of investments accounted for under the equity method and $11 million ($12 million at December 31, 2002) of investments accounted for under the cost method.

Investment in English Welsh and Scottish Railway (EWS)

As at December 31, 2003, the Company owned approximately 40% of EWS, a company which provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel, and accounted for this investment using the equity method. At December 31, 2003, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment is not significant.

(Note 24 – Subsequent events)

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport Network Limited (ATN)

In 2002, the Company sold its interests in Tranz Rail and ATN for aggregate net proceeds of $69 million, which approximated the carrying value of the investments. Prior to the sale, the Company had accounted for these investments as “available for sale” in accordance with the FASB’s Emerging Issues Task Force (EITF) 87-11, “Allocation of Purchase Price to Assets to be Sold.”

7 Credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in 2005. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels. The Company has been consistently in compliance with these financial covenants. The Company’s borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003. At December 31, 2003, the Company had borrowings under its revolving credit facility of U.S.$180 million (Cdn$233 million) at an average interest rate of 1.49%. As at December 31, 2003, letters of credit under the revolving credit facility amounted to $319 million.

U.S. GAAP	Canadian National Railway Company	59

     The Company’s commercial paper program is backed by its revolving credit facility. As at December 31, 2003, the Company did not have any outstanding commercial paper compared to U.S.$136 million (Cdn$214 million) as at December 31, 2002.

8 Accounts payable and accrued charges

In millions	December 31,	2003	2002

Trade payables		$444	$436
Income and other taxes		270	251
Payroll-related accruals		205	235
Accrued charges		131	113
Accrued interest		94	104
Personal injury and other claims provision		93	136
Workforce reduction provisions		89	168
Accrued operating leases		12	18
Other		28	26

		$1,366	$1,487

9 Other liabilities and deferred credits

In millions	December 31,	2003	2002

Personal injury and other claims provision, net of current portion		$497	$528
Workforce reduction provisions, net of current portion (A)		136	253
Accrual for post-retirement benefits other than pensions (B)		290	284
Environmental reserve, net of current portion		62	81
Deferred credits and other		273	260

		$1,258	$1,406

A. Workforce reduction provisions (Note 14)

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next three years. Payments have reduced the provisions by $155 million for the year ended December 31, 2003 ($177 million for the year ended December 31, 2002). As at December 31, 2003, the aggregate provisions, including the current portion, amounted to $225 million ($421 million as at December 31, 2002).

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions	Year ended December 31,	2003	2002

Benefit obligation at beginning of year		$444	$309
Amendments		8	18
Actuarial loss		33	101
Interest cost		26	23
Service cost		14	13
Foreign currency changes		(49)	(1)
Benefits paid		(22)	(19)

Benefit obligation at end of year		$454	$444

  (ii) Funded status

In millions	December 31,	2003	2002

Unfunded benefit obligation at end of year		$454	$444
Unrecognized net actuarial loss		(130)	(122)
Unrecognized prior service cost		(34)	(38)

Accrued benefit cost for post-retirement benefits
other than pensions		$290	$284

  (iii) Components of net periodic benefit cost

In millions	Year ended December 31,	2003	2002	2001

Interest cost		$26	$23	$19
Service cost		14	13	11
Amortization of prior service cost		6	5	3
Recognized net actuarial loss		8	4	2

Net periodic benefit cost		$54	$45	$35

  (iv) Weighted-average assumptions

	December 31,	2003	2002	2001

To determine benefit obligation
Discount rate		6.00%	6.65%	6.97%
Rate of compensation increase		3.75%	4.00%	4.00%

To determine net periodic benefit cost
Discount rate		6.65%	6.97%	6.95%
Rate of compensation increase		4.00%	4.00%	4.25%

  (v) For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 16% for 2004 and 17% for 2003. It is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter.

U.S. GAAP	Canadian National Railway Company	60

Notes to Consolidated Financial Statements

     A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$3	$(2)
Effect on benefit obligation	30	(25)

In December 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”) was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The 2003 benefit obligation and net periodic benefit cost presented above do not reflect the effects of the Act. The Company is currently evaluating the impact of the Act on its health care benefit plans and its financial statements. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require a change in previously reported information.

(vi) The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2004	$24
2005	25
2006	26
2007	27
2008	28
Years 2009 to 2013	150

10 Long-term debt

In millions	Maturity	Currency in which payable	December 31,
			2003	2002

Debentures and notes: (A)
Canadian National series:
7.00% 10-year notes	Mar. 15, 2004	U.S.$	$344	$419
6.45% Puttable Reset Securities (PURS) (B)	July 15, 2006	U.S.$	324	394
6.38% 10-year notes (C)	Oct. 15, 2011	U.S.$	518	631
4.40% 10-year notes (C)	Mar. 15, 2013	U.S.$	518	–
6.80% 20-year notes (C)	July 15, 2018	U.S.$	259	315
7.63% 30-year debentures	May 15, 2023	U.S.$	194	236
6.90% 30-year notes (C)	July 15, 2028	U.S.$	615	749
7.38% 30-year debentures (C)	Oct. 15, 2031	U.S.$	259	315
6.63% 10-year notes	May 15, 2003	U.S.$	–	236

Illinois Central series:
7.75% 10-year notes	May 1, 2005	U.S.$	129	158
6.98% 12-year notes	July 12, 2007	U.S.$	65	79
6.63% 10-year notes	June 9, 2008	U.S.$	26	32
5.00% 99-year income debentures	Dec. 1, 2056	U.S.$	10	12
7.70% 100-year debentures	Sep. 15, 2096	U.S.$	162	197
6.75% 10-year notes	May 15, 2003	U.S.$	–	158

Wisconsin Central series:
6.63% 10-year notes	April 15, 2008	U.S.$	194	236

Total debentures and notes			3,617	4,167

Other:
Revolving credit facility (A) (Note 7)		U.S.$	233	142
Commercial paper (D) (Note 7)		U.S.$	–	214
Capital lease obligations and other (E)		Various	822	1,068

Total other			1,055	1,424

Subtotal			4,672	5,591

Less:
Current portion of long-term debt			483	574
Net unamortized discount			14	14

			497	588

			$4,175	$5,003

U.S. GAAP	Canadian National Railway Company	61

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility.

E. Interest rates for the capital leases range from approximately 1.9% to 11.9% with maturity dates in the years 2004 through 2025. The imputed interest on these leases amounted to $395 million as at December 31, 2003, and $498 million as at December 31, 2002.

     The capital lease obligations are secured by properties with a net carrying amount of $1,110 million as at December 31, 2003 and $1,136 million as at December 31, 2002.

     During 2003, the Company recorded $47 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($114 million in 2002). An equivalent amount was recorded in debt.

F. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2003 but excluding repayment of the revolving credit facility of $233 million, for the next five years and thereafter, are as follows:

In millions

2004	$483
2005	214
2006	371
2007	147
2008	238
2009 and thereafter	2,972

G. The aggregate amount of debt payable in U.S. currency as at December 31, 2003 is U.S.$3,273 million (Cdn$4,236 million) and U.S.$3,164 million (Cdn$4,987 million) as at December 31, 2002.

11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

  Unlimited number of Common Shares, without par value
  Unlimited number of Class A Preferred Shares, without par value issuable in series
  Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2003, the Company issued 1.9 million shares (1.8 million shares in 2002 and 2.1 million shares in 2001) related to stock options exercised. The total number of common shares issued and outstanding was 189.4 million as at December 31, 2003. (Note 24 – Subsequent events)

In 2002, the Company issued 6.0 million common shares related to the conversion of the Company’s convertible preferred securities.

C. Convertible preferred securities (“Securities”)

On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

     In 1999, the Company had issued 4.6 million 5.25% Securities due on June 30, 2029, at U.S.$50 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase program

In 2002, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee share plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% (6% prior to 2003) of their gross salaries to purchase shares of the Company’s

U.S. GAAP	Canadian National Railway Company	62

common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries. Participation at December 31, 2003 was 8,894 employees (8,911 at December 31, 2002). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 570,140 in 2003, 497,459 in 2002 and 516,726 in 2001, resulting in a pre-tax charge to income of $8 million, $9 million and $8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

B. Mid-term incentive share unit plan

The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004.

     The share units vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. At December 31, 2003, the total number of share units outstanding was 378,372 (419,900 at December 31, 2002), representing a potential compensation cost at June 30, 2004, the award pay-out date, equal to the number of share units vested on June 30, 2004 multiplied by the Company’s share price on June 30, 2004. For the period ended December 31, 2003, the Company recorded compensation cost of $7 million and no compensation cost was recorded for 2002 and 2001. At December 31, 2003, 86,628 share units (45,100 at December 31, 2002) remained authorized for future issuances under this plan.

C. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2003, an additional 0.8 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time, performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlev-ered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. The total conventional, performance, and performance-accelerated options outstanding at December 31, 2003 were 7.5 million, 1.3 million and 2.0 million, respectively.

Changes in the Company’s stock options are as follows:

	Number of options	Weighted- average exercise price

	In millions

Outstanding at December 31, 2000 (1)	8.9	$34.95
Conversion of WC options	1.0	$58.63
Granted	2.4	$50.65
Canceled and expired	(0.3)	$46.01
Exercised	(2.1)	$30.43

Outstanding at December 31, 2001 (1)(2)	9.9	$43.62
Granted	3.2	$76.78
Canceled and expired	(0.2)	$56.98
Exercised	(1.8)	$39.16

Outstanding at December 31, 2002 (1)(2)	11.1	$53.50
Granted	2.0	$61.42
Canceled and expired	(0.4)	$67.67
Exercised	(1.9)	$39.90

Outstanding at December 31, 2003 (1)(2)	10.8	$55.74

(1) Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2) Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

Stock options outstanding and exercisable as at December 31, 2003 were as follows:

	Options outstanding			Options exercisable

Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Number of options	Weighted- average exercise price

	In millions			In millions

$13.50–$23.72	0.2	2	$21.64	0.2	$21.64
$25.75–$35.01	1.5	5	$33.98	1.1	$33.57
$35.21–$49.45	2.1	5	$43.91	2.1	$43.91
$50.02–$69.77	4.0	8	$56.14	0.9	$50.98
$72.03 and above	3.0	8	$76.79	0.7	$76.83

Balance at December 31, 2003 (1)	10.8	7	$55.74	5.0	$47.09

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     At December 31, 2002 and 2001, the Company had 4.9 million and 4.5 million options exercisable at a weighted-average exercise price of $44.01 and $41.86, respectively.

U.S. GAAP	Canadian National Railway Company	63

Compensation cost for awards of employee stock options granted, modified or settled on or after January 1, 2003 was determined using the fair value based approach in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” as explained in Note 2 – Accounting changes. Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional stock option awards, in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation cost recognized for stock option awards was $16 million, $9 million and $19 million in 2003, 2002 and 2001, respectively. Disclosures required under the fair value measurement and recognition method for awards under all plans, as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” are presented in Note 1 – Summary of significant accounting policies.

13  Pensions

The Company has retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Pension Plan), unless otherwise specified. The Company’s other pension plans are not significant.

Description of Pension Plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Pension Plan.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2002 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $93 million in each of 2004, 2005 and 2006 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Pension Plan have a fair market value of $11,573 million as at December 31, 2003 ($11,069 million at December 31, 2002). The Pension Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2003 and 2002, by asset category are as follows:

	Target	December 31,
Plan assets by category	Allocation	2003	2002

Equity securities	53%	56%	53%
Debt securities	40%	38%	41%
Real estate	4%	3%	3%
Other	3%	3%	3%

	100%	100%	100%

     The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries.

Assumptions

Weighted-average assumptions

	December 31,	2003	2002	2001

To determine benefit obligation
Discount rate		6.00%	6.50%	6.50%
Rate of compensation increase		3.75%	4.00%	4.00%

To determine net periodic benefit cost
Discount rate		6.50%	6.50%	6.50%
Rate of compensation increase		4.00%	4.00%	4.25%
Expected return on plan assets		8.00%	9.00%	9.00%

U.S. GAAP	Canadian National Railway Company	64

     To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost (income) applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans

(a) Change in benefit obligation

In millions	Year ended December 31,	2003	2002

Benefit obligation at beginning of year		$11,243	$11,156
Interest cost		712	714
Actuarial (gain) loss		478	(92)
Service cost		94	99
Plan participants’ contributions		60	61
Foreign currency changes		(21)	(1)
Benefit payments and transfers		(691)	(694)

Benefit obligation at end of year		$11,875	$11,243

(b) Change in plan assets

In millions	Year ended December 31,	2003	2002

Fair value of plan assets at beginning of year		$11,182	$11,763
Employer contributions		86	92
Plan participants’ contributions		60	61
Foreign currency changes		(15)	(1)
Actual return on plan assets		1,049	(39)
Benefit payments and transfers		(691)	(694)

Fair value of plan assets at end of year		$11,671	$11,182

(c) Funded status

In millions	Year ended December 31,	2003	2002

Deficiency of fair value of plan assets
over benefit obligation at end of year (1)		$(204)	$(61)
Unrecognized net actuarial loss (1)		522	282
Unrecognized net transition obligation		–	19
Unrecognized prior service cost		93	113

Net amount recognized		$411	$353

(1) Subject to future reduction for gain sharing under the terms of the plan.

(d) Amount recognized in the Consolidated Balance Sheet

In millions	Year ended December 31,	2003	2002

Prepaid benefit cost (Note 6)		$411	$353
Additional minimum pension liability		(30)	(38)
Intangible asset		–	1
Accumulated other comprehensive income (Note 22)		30	37

Net amount recognized		$411	$353

(e) Additional information

In millions Year ended December 31,	2003	2002	2001

Adjustment to minimum pension liability as a
component of other comprehensive income (loss)	$7	$(20)	$(17)

The accumulated benefit obligation for all defined benefit pension plans was $11,256 million and $10,847 million at December 31, 2003 and 2002, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with an accumulated benefit obligation in excess of plan assets were $103 million, $98 million, and $74 million, respectively, as at December 31, 2003, and $116 million, $112 million, and $77 million, respectively, as at December 31, 2002.

(f) Components of net periodic benefit cost (income)

In millions Year ended December 31,	2003	2002	2001

Service cost	$94	$99	$92
Interest cost	712	714	701
Amortization of net transition obligation	19	20	20
Amortization of prior service cost	20	20	20
Expected return on plan assets	(819)	(874)	(846)
Recognized net actuarial loss	2	1	–

Net periodic benefit cost (income)	$28	$(20)	$(13)

(g) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2004	$725
2005	743
2006	762
2007	780
2008	800
Years 2009 to 2013	4,000

14 Workforce reduction charges

In 2002, the Company announced 1,146 job reductions in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. In 2001, a charge of $98 million, $62 million after tax, was recorded for the reduction of 690 positions. Reductions relating to these charges were 388 in 2001, 433 in 2002, with the remainder completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

U.S. GAAP	Canadian National Railway Company	65

15 Interest expense

In millions Year ended December 31,	2003	2002	2001

Interest on debt and capital leases	$316	$361	$329
Interest income	(1)	–	(2)

	$315	$361	$327

Cash interest payments	$325	$398	$322

16 Other income

In millions Year ended December 31,	2003	2002	2001

Gain on disposal of properties	$56	$41	$53
Equity in earnings of English Welsh
and Scottish Railway (Note 6)	17	33	8
Investment income	1	18	22
Foreign exchange gain (loss)	(3)	12	7
Gain on sale of interest in
Detroit River Tunnel Company (A)	–	–	101
Write-down of investment in
360networks Inc. (Note 22)	–	–	(99)
Net real estate costs	(19)	(15)	(20)
Other	(31)	(13)	(7)

	$21	$76	$65

A. In March 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

17 Income taxes

The Company’s consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions Year ended December 31,	2003	2002	2001

Federal tax rate	24.1%	26.1%	28.1%
Income tax expense at the statutory
Federal tax rate	$(358)	$(309)	$(399)
Income tax (expense) recovery resulting from:
Provincial and other taxes	(199)	(140)	(178)
Deferred income tax adjustments
due to rate enactments	(79)	–	122
Gain on disposals and dividends	11	6	18
Adjustments to prior years’ income taxes (1)	44	–	–
Other	64	59	57

Income tax expense	$(517)	$(384)	$(380)

(1) Adjustments relating mainly to the resolution of matters pertaining to prior years’ income taxes.

In millions	Year ended December 31,	2003	2002	2001

Income before income taxes (1)
Canada		$1,322	$1,101	$1,153
U.S.		161	83	267

		$1,483	$1,184	$1,420

Current income taxes
Canada		(94)	(130)	(99)
U.S.		(12)	18	14

		$(106)	$(112)	$(85)

Deferred income taxes
Canada		(377)	(221)	(173)
U.S.		(34)	(51)	(122)

		$(411)	$(272)	$(295)

Cash payments for income taxes		$86	$65	$63

(1) Before cumulative effect of change in accounting policy.

     Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2003	2002

Deferred income tax assets
Workforce reduction provisions		$81	$144
Accruals and other reserves		254	276
Post-retirement benefits		106	99
Losses and tax credit carryforwards		81	69

		522	588

Deferred income tax liabilities
Prepaid benefit cost for pensions		147	126
Properties and other		4,800	5,166

		4,947	5,292

Total net deferred income tax liability		$4,425	$4,704

Total net deferred income tax liability
Canada		$1,527	$1,285
U.S.		2,898	3,419

		$4,425	$4,704

Total net deferred income tax liability		$4,425	$4,704
Net current deferred income tax asset		125	122

Long-term deferred income tax liability		$4,550	$4,826

     It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2003, the Company had $187 million of operating loss carryforwards available to reduce the future taxable income of its U.S. operations, expiring between 2010 and 2023.

     The Company recognized tax credits of $15 million in 2003 for research and development expenditures ($9 million in 2002 for research and development expenditures and $35 million in 2001 for investment tax credits) not previously recognized, which reduced the cost of properties.

U.S. GAAP	Canadian National Railway Company	66

18 Segmented information

The Company operates in one business segment with operations in Canada and the United States.

Information on geographic areas

In millions	Year ended December 31,	2003	2002	2001

Revenues
Canadian rail		$3,707	$3,726	$3,675
U.S. rail		2,177	2,384	1,977

		$5,884	$6,110	$5,652

In millions	December 31,		2003	2002

Properties
Canadian rail			$8,934	$8,528
U.S. rail			9,371	11,153

			$18,305	$19,681

19 Earnings per share

In millions	Year ended December 31,	2003	2002	2001

Basic earnings per share
Income before cumulative effect
of change in accounting policy		$5.05	$4.07	$5.41
Cumulative effect of change in accounting policy		0.25	–	–

Net income		$5.30	$4.07	$5.41

Diluted earnings per share
Income before cumulative effect
of change in accounting policy		$4.99	$3.97	$5.23
Cumulative effect of change in accounting policy		0.24	–	–

Net income		$5.23	$3.97	$5.23

The following table provides a reconciliation between basic and diluted earnings per share:

In millions Year ended December 31,		2003	2002	2001

Net income		$1,014	$800	$1,040
Income impact on assumed conversion
of preferred securities (Note 11)		–	6	12

		$1,014	$806	$1,052

Weighted-average shares outstanding		191.2	196.7	192.1
Effect of dilutive securities and stock options		2.6	6.1	8.9

Weighted-average diluted shares outstanding		193.8	202.8	201.0

     For the years ended December 31, 2003 and 2002, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 4.0 million and 3.2 million, respectively.

(Note 24 – Subsequent events)

20 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2003, the Company’s commitments under operating and capital leases were $874 million and $1,141 million, respectively. Minimum lease payments in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2004	$181	$155
2005	147	107
2006	127	75
2007	111	117
2008	79	41
2009 and thereafter	229	646

	$874	1,141
Less: imputed interest on capital leases at rates
ranging from approximately 1.9% to 11.9%		395

Present value of minimum lease payments
at current rate included in debt		$746

     Rent expense for operating leases was $230 million, $269 million and $258 million for the years ended December 31, 2003, 2002 and 2001, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $211 million. Furthermore, as at December 31, 2003, the Company had outstanding information technology service contracts of $21 million and agreements with fuel suppliers to purchase approximately 34% of its anticipated 2004 volume and 12% of its anticipated 2005 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

U.S. GAAP	Canadian National Railway Company	67

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     In 2003, the Company’s expenses for personal injury and other claims, net of recoveries, were $127 million ($393 million in 2002 and $78 million in 2001) and payments for such items were $126 million ($156 million in 2002 and $149 million in 2001). As at December 31, 2003, the Company had aggregate reserves for personal injury and other claims of $590 million ($664 million at December 31, 2002).

     Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommis-sioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and cleanup requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     In 2003, the Company’s expenses relating to environmental matters, net of recoveries, were $6 million ($6 million in 2002 and $7 million in 2001) and payments for such items were $12 million ($16 million in 2002 and $14 million in 2001). As at December 31, 2003, the Company had aggregate accruals for environmental costs of $83 million ($106 million as at December 31, 2002). The Company anticipates that the majority of the liability at December 31, 2003 will be paid out over the next five years.

      In addition, related environmental capital expenditures were $23 million in 2003 a nd $19 million in both 2002 and 2001. The Company expects to incur capital expenditures relating to environmental matters of approximately $14 million in 2004, $12 million in 2005 and $10 million in 2006.

E. Guarantees

Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

U.S. GAAP	Canadian National Railway Company	68

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2003, the maximum exposure in respect of these guarantees was $78 million. In 2003, the Company issued guarantees for which the carrying value at December 31, 2003 was $2 million. As at December 31, 2003, the Company had not recorded any additional liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2003, the maximum potential liability under these guarantees was $411 million of which $334 million was for workers’ compensation and other employee benefits and $77 million was for equipment under leases and other. During 2003, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

     As at December 31, 2003, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2004 and 2007.

F. Indemnifications

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     In 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

21 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i)      Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company’s counterparties was immaterial at December 31, 2003. The Company believes there are no significant concentrations of credit risk.

U.S. GAAP	Canadian National Railway Company	69

(ii)      Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At December 31, 2003, the Company had hedged approximately 52% of the estimated 2004 fuel consumption, representing approximately 196 million U.S. gallons at an average price of U.S.$0.63 per U.S. gallon, and 25% of the estimated 2005 fuel consumption, representing approximately 95 million U.S. gallons at an average price of U.S.$0.66 per U.S. gallon.

     The changes in the fair value of the swap positions are highly correlated to changes in the price of fuel and therefore, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Accumulated other comprehensive income. The amounts in Accumulated other comprehensive income will be reclassified into income upon the ultimate consumption of the hedged fuel. To the extent that the cumulative change in the fair value of the swap positions does not offset the cumulative change in the price of fuel, the ineffective portion of the hedge will be recognized into income immediately. In the event that the fuel hedge is discontinued and the forecasted purchase of fuel is not expected to occur, the amount in Accumulated other comprehensive income would be reclassified into income immediately.

     Realized gains and losses from the Company’s fuel hedging activities, which are recorded in fuel expense, were a $49 million gain, a $3 million gain, and a $6 million loss for the years ended December 31, 2003, 2002 and 2001, respectively.

     At December 31, 2003, Accumulated other comprehensive income included an unrealized gain of $38 million, $26 million after tax ($30 million unrealized gain, $20 million after tax at December 31, 2002), of which $33 million relates to derivative instruments that will mature within the next year. The Company did not recognize any material gains or losses in 2003, 2002 and 2001 due to hedge ineffectiveness as the Company’s derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii)      Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar denominated long-term debt are recorded in Accumulated other comprehensive income.

(iv)      Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i)   Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii)   Other assets and deferred charges:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company’s proportionate share of its net assets. The Company also has an equity investment for which the fair value was estimated based on future discounted cash flows.

(iii)   Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2003 and 2002 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2003		December 31, 2002

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Investments	$367	$420	$380	$440

Financial liabilities
Long-term debt
(including current portion)	$4,658	$5,128	$5,577	$5,738

U.S. GAAP	Canadian National Railway Company	70

22 Other comprehensive income (loss)

A. Components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31, 2003

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange gain on translation
of U.S. dollar denominated long-term debt
designated as a hedge of the net investment
in U.S. subsidiaries	$754	$(245)	$509
Unrealized foreign exchange loss on translation
of the net investment in foreign operations	(1,101)	358	(743)
Unrealized holding gain on fuel derivative
instruments (Note 21)	8	(2)	6
Minimum pension liability adjustment (Note 13)	7	(3)	4
Deferred income tax (DIT) rate enactment	–	(2)	(2)

Other comprehensive loss	$(332)	$106	$(226)

In millions	Year ended December 31, 2002

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange gain on translation
of U.S. dollar denominated long-term debt
designated as a hedge of the net investment
in U.S. subsidiaries	$51	$(17)	$34
Unrealized foreign exchange loss on translation
of the net investment in foreign operations	(40)	13	(27)
Unrealized holding gain on fuel derivative
instruments (Note 21)	68	(23)	45
Minimum pension liability adjustment (Note 13)	(20)	7	(13)

Other comprehensive income	$59	$(20)	$39

In millions	Year ended December 31, 2001

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange loss on translation
of U.S. dollar denominated long-term debt
designated as a hedge of the net investment
in U.S. subsidiaries	$(202)	$71	$(131)
Unrealized foreign exchange gain on translation
of the net investment in foreign operations	308	(108)	200
Reclassification adjustment for loss realized in
income on investment in 360networks Inc. (i)	(129)	35	(94)
Unrealized holding loss on fuel derivative
instruments (Note 21)	(38)	13	(25)
Minimum pension liability adjustment (Note 13)	(17)	6	(11)
DIT rate enactment	–	(32)	(32)

Other comprehensive loss	$(78)	$(15)	$(93)

(i) In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down 100% of its net investment in 360networks Inc. and subsequently sold all of its shares. Prior to the write-down, the Company accounted for its investment in 360networks Inc. in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The shares held were classified as “available-for-sale securities” whereby the investment was carried at market value on the balance sheet and the change in the value of the investment was recorded in other comprehensive income as an unrealized holding gain. As a result of the write-down, the Company eliminated all marked-to-market adjustments related to its investment in 360networks Inc., previously recorded in other comprehensive income.

B. Changes in the balances of each classification within Accumulated other comprehensive income (loss) are as follows:

In millions	Foreign exchange – U.S.$ debt	Foreign exchange – Net investment in foreign operations	Investment in 360networks Inc. (Note 22 A (i))	Holding gain (loss) on fuel derivative instruments	Minimum pension liability adjustment	DIT rate enactment	Accumulated other comprehensive income (loss)

Balance at January 1, 2001	$(90)	$147	$94	$–	$–	$–	$151
Period change	(131)	200	(94)	(25)	(11)	(32)	(93)

Balance at December 31, 2001	(221)	347	–	(25)	(11)	(32)	58
Period change	34	(27)	–	45	(13)	–	39

Balance at December 31, 2002	(187)	320	–	20	(24)	(32)	97
Period change	509	(743)	–	6	4	(2)	(226)

Balance at December 31, 2003	$322	$(423)	$–	$26	$(20)	$(34)	$(129)

U.S. GAAP	Canadian National Railway Company	71

23 Selected quarterly and annual financial data

Quarterly financial data – unaudited

In millions, except per share data

	2003				2002
	First	Second	Third	Fourth	First	Second	Third	Fourth (1)

Revenues	$1,496	$1,463	$1,413	$1,512	$1,509	$1,551	$1,503	$1,547
Operating income	$374	$437	$454	$512	$406	$490	$484	$89
Net income	$252	$244	$294	$224	$230	$280	$268	$22
Basic earnings per share	$1.29	$1.28	$1.55	$1.18	$1.19	$1.44	$1.34	$0.11
Diluted earnings per share	$1.28	$1.26	$1.53	$1.17	$1.15	$1.39	$1.32	$0.11
Dividend declared per share	$0.250	$0.250	$0.250	$0.250	$0.215	$0.215	$0.215	$0.215
Average share price	$62.87	$67.55	$71.17	$77.22	$77.41	$76.91	$70.25	$65.74

(1)	In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S. personal injury and other claims and a charge for workforce reductions of $120 million ($79 million after tax).

Annual financial data

In millions, except per share data	2003	2002	2001

Financial results
Revenues	$5,884	$6,110	$5,652
Net income	$1,014	$800	$1,040
Basic earnings per share	$5.30	$4.07	$5.41
Diluted earnings per share	$5.23	$3.97	$5.23
Dividend declared per share	$1.00	$0.86	$0.78

Financial position
Total assets	$20,337	$21,738	$21,223
Total long-term financial liabilities	$9,983	$11,235	$12,066
Common shares	$4,664	$4,785	$4,442
Number of issued and outstanding
common shares	189.4	197.5	192.7

24 Subsequent events

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which is to be effected in the form of a stock dividend of one-half additional common share of CN payable for each share outstanding on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS)

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders. Under the plan, EWS is offering shareholders the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders will receive cash and 8% notes, due in 2009. Although the notes are due in five years, EWS has the right to redeem all or any part of the outstanding notes at their principal amount together with accrued but unpaid interest up to the date of repayment. The payout of cash and issuance of notes by EWS under the plan is expected in the first quarter of 2004.

     At December 31, 2003, CN owned 43.7 million shares, or approximately 40% (approximately 37% on a fully diluted basis) of EWS. CN has elected to have the maximum allowable number of shares cancelled under the plan. As a result of the share cancellation plan, CN will receive £81.6 million (or approximately Cdn$188 million) from EWS, of which £23.9 million (or approximately Cdn$55 million) will be in the form of EWS notes. After the EWS share cancellation is complete, CN’s ownership of EWS will be approximately 31% on a fully diluted basis.

25 Comparative figures

Certain figures, previously reported for 2002 and 2001, have been reclassified to conform with the basis of presentation adopted in the current year.

U.S. GAAP	Canadian National Railway Company	72

Financial Section (Canadian GAAP)

Contents

Canadian National Railway Company		The CN Pension Plan and the CN 1935 Pension Plan

74	Management’s Discussion and Analysis	118	General Review
93	Management Report	119	Trustee’s Report
93	Auditors’ Report	120	Actuary’s Report
94	Consolidated Statement of Income	120	Auditors’ Report
95	Consolidated Balance Sheet	121	Consolidated Statement of Net Assets
96	Consolidated Statement of Changes in		at Market Value
	Shareholders’ Equity	122	Consolidated Statement of Changes in
97	Consolidated Statement of Cash Flows		Net Assets at Market Value
		123	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

98	1	Summary of significant accounting policies
100	2	Accounting changes
101	3	Acquisitions
102	4	Accounts receivable
102	5	Properties
102	6	Other assets and deferred charges
103	7	Credit facility
103	8	Accounts payable and accrued charges
103	9	Other liabilities and deferred credits
104	10	Long-term debt
105	11	Capital stock and convertible preferred securities
105	12	Stock plans
107	13	Pensions
108	14	Workforce reduction charges
108	15	Interest expense
109	16	Other income
109	17	Income taxes
110	18	Segmented information
110	19	Earnings per share
110	20	Major commitments and contingencies
113	21	Financial instruments
114	22	Reconciliation of Canadian and United States generally accepted accounting principles
117	23	Selected quarterly and annual financial data
117	24	Subsequent events
117	25	Comparative figures

Canadian GAAP	Canadian National Railway Company	73

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The Company also prepares consolidated financial statements in accordance with U.S. GAAP, which are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities. A reconciliation of the Canadian to U.S. GAAP financial statements is provided in Note 22 to the Company’s Canadian GAAP Consolidated Financial Statements. The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In such instances, the reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2003 Annual Consolidated Financial Statements and notes thereto.

Business Profile

CN, directly and through its subsidiaries, is engaged in the rail transportation business. CN’s network of approximately 17,500 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2003, no individual business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2003, 22% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 25% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 80% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s business strategy is, and will continue to be, guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety and developing and recognizing employees.

Financial Results

2003 compared to 2002

For the year ended December 31, 2003, the Company recorded consolidated net income of $734 million ($3.84 per basic share) compared to $553 million ($2.78 per basic share) for the year ended December 31, 2002. Diluted earnings per share were $3.79 for the current year compared to $2.73 in 2002. The Company’s operating income for 2003 was $1,368 million compared to $1,098 million in 2002, and its operating ratio, defined as operating expenses as a percentage of revenues, was 76.8% in 2003 compared to 82.0% in 2002 (see discussion on adjusted performance measures below).

2003 compared to 2002 – Adjusted performance measures

The years ended December 31, 2003 and 2002 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented below).

     In 2003, the Company recorded a fourth quarter deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates in the province of Ontario. The year ended December 31, 2002 included fourth quarter charges of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and $120 million, or $79 million after tax, for workforce reductions.

     Excluding these items, adjusted net income was $767 million ($4.01 per basic share or $3.96 per diluted share) in 2003 compared to adjusted net income of $805 million ($4.06 per basic share or $3.98 per diluted share) for 2002, a decrease of $38 million, or 5%. Operating income for 2003 decreased by $131 million, or 9%, compared to adjusted operating income of $1,499 million for 2002. The operating ratio for 2003 was 76.8% compared to the adjusted operating ratio of 75.5% in 2002, a 1.3-point increase.

     The decrease in adjusted net income and adjusted operating income, in 2003, was due to the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. This significant appreciation in the Canadian dollar impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses and accordingly, reduced revenues, operating income and net income by approximately $380 million, $110 million and $55 million, respectively. This decrease in adjusted net income was partly offset by net deferred income tax recoveries of $44 million, in 2003, relating mainly to the resolution of matters pertaining to prior years’ income taxes.

Canadian GAAP	Canadian National Railway Company	74

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

$ in millions, except per share data, or unless otherwise indicated

Year ended December 31,		2003				2002

	Reported	Rate enactment	Adjusted	Reported	Personal injury charge	Workforce reductions	Adjusted

Revenues	$5,884	–	$5,884	$6,110	$–	$–	$6,110
Operating expenses	4,516	–	4,516	5,012	(281)	(120)	4,611

Operating income	1,368	–	1,368	1,098	281	120	1,499

Interest expense	(317)	–	(317)	(353)	–	–	(353)
Other income	21	–	21	76	–	–	76

Income before income taxes	1,072	–	1,072	821	281	120	1,222
Income tax expense	(338)	33	(305)	(268)	(108)	(41)	(417)

Net income	$734	$33	$767	$553	$173	$79	$805

Operating ratio	76.8%		76.8%	82.0%			75.5%

Basic earnings per share	$3.84		$4.01	$2.78			$4.06
Diluted earnings per share	$3.79		$3.96	$2.73			$3.98

Revenues

Revenues for the year ended December 31, 2003 totaled $5,884 million compared to $6,110 million in 2002. The decrease of $226 million, or 4%, was mainly due to the higher Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue, continued weakness in coal shipments and a slowdown in the automotive sector. Partially offsetting these losses were increased intermodal, metals and minerals and petroleum and chemicals volumes. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 2% relative to 2002. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 6% when compared to 2002, reflecting the higher Canadian dollar.

Year ended December 31,	2003	2002

			2003	2002

					2003	2002

	Revenues

			Revenue ton miles

					Freight revenue per revenue ton mile

		In millions

					In cents

Petroleum and chemicals	$1,058	$1,102

			$30,901	$30,006

					$3.42	$3.67
Metals and minerals	527	521

			13,876	13,505

					3.80	3.86
Forest products	1,284	1,323

			34,516	33,551

					3.72	3.94
Coal	261	326

			14,475	14,503

					1.80	2.25
Grain and fertilizers	938	986

			35,556	35,773

					2.64	2.76
Intermodal	1,101	1,052

			31,168	29,257

					3.53	3.60
Automotive	525	591

			3,225	3,281

					16.28	18.01
Other items*	190	209

			–	–

					–	–

Total	$5,884	$6,110

			163,717	159,876

					3.48	3.69

* Principally non-freight revenues derived from third parties.

Canadian GAAP	Canadian National Railway Company	75

Petroleum and chemicals

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, in Alberta and in eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this business unit is closely correlated with the North American economy. For the year ended December 31, 2003, revenues for this business unit decreased by $44 million, or 4%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar, partially offset by higher U.S. and offshore demand for Canadian sulfur and strong demand for liquefied petroleum gas due to cold weather conditions at the beginning of the year. Revenue per revenue ton mile decreased by 7% from 2002 due to the translation impact of the stronger Canadian dollar.

Metals and minerals

The metals and minerals business consists primarily of nonferrous base metals, steel, equipment and parts. The Company’s superior rail access to major mines and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, refined metals and aluminum. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2003, revenues for this business unit increased by $6 million, or 1%, from 2002. The increase was due to improved market conditions and increased market share for steel in 2003 and new ore traffic which began in the second quarter of 2002 and the last quarter of 2003. These gains were largely offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar which was partially offset by a positive change in traffic mix.

Forest products

The forest products business unit includes various types of lumber, panels, wood chips, woodpulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2003, revenues for this business unit decreased by $39 million, or 3%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by solid demand for lumber and pulp and paper. Revenue per revenue ton mile decreased by 6% from 2002 due to the translation impact of the stronger Canadian dollar which more than offset the continued improvement in pricing and a positive change in traffic mix.

Coal

The coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois or from western U.S. mines via interchange with other railroads to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. In 2003, CN metallurgical coal volumes continued to decline as a result of mine closures and this trend is expected to continue. For the year ended December 31, 2003, revenues for this business unit decreased by $65 million, or 20%, from 2002. The decrease was

Canadian. GAAP	Canadian National Railway Company	76

due to reduced coal production in western Canada, the translation impact of the stronger Canadian dollar and a metallurgical mine closure. Revenue per revenue ton mile decreased by 20% from 2002 mainly due to a change in traffic mix, an increase in the average length of haul, and the translation impact of the stronger Canadian dollar.

Grain and fertilizers

The grain and fertilizer business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Canadian grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. For the year ended December 31, 2003, revenues for this business unit decreased by $48 million, or 5%, from 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and a decrease in Canadian export wheat shipments due to the smaller 2002/2003 Canadian crop. Partially offsetting these decreases were increased Canadian canola shipments and strong U.S. corn shipments to North American markets. Revenue per revenue ton mile decreased by 4% from 2002 as the translation impact of the stronger Canadian dollar was partially offset by a decrease in the average length of haul.

Intermodal

The intermodal business unit is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic conditions. For the year ended December 31, 2003, revenues for this business unit increased by $49 million, or 5%, from 2002. The increase was mainly due to increased import volumes, the higher fuel surcharge in 2003 to offset the significant increase in fuel costs and new traffic through the Port of Vancouver. Partially offsetting these gains was reduced traffic in the domestic segment due to the closure of smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, partially offset by the higher fuel surcharge.

Automotive

The automotive business unit moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2003, revenues for this business unit decreased by $66 million, or 11%, from 2002. The decrease was primarily due to the translation impact of the stronger Canadian dollar, weaker North American vehicle sales and production, and a change in shipping patterns for a significant customer. Revenue per revenue ton mile decreased by 10% from 2002 mainly due to the translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

Canadian GAAP	Canadian National Railway Company	77

Operating expenses

Operating expenses amounted to $4,516 million in 2003 compared to $5,012 million in 2002. The decrease was mainly due to the charges recorded in the fourth quarter of 2002 for personal injury and other claims and workforce reductions, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. Partly offsetting these decreases were higher casualty and other expenses and higher fuel costs.

In millions Year ended December 31,	2003		2002

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$1,929	32.8%	$2,069	33.9%
Purchased services and material	879	15.0%	908	14.9%
Depreciation and amortization	472	8.0%	499	8.1%
Fuel	471	8.0%	459	7.5%
Equipment rents	299	5.1%	353	5.8%
Casualty and other	466	7.9%	724	11.8%

Total	$4,516		$5,012

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses decreased by $140 million, or 7%, in 2003 as compared to 2002. The decrease was mainly due to the work-force reduction charge of $120 million recorded in the fourth quarter of 2002, the effects of a reduced workforce and the translation impact of the stronger Canadian dollar. Higher wages and employee benefits, including increased costs for pensions resulting from a change in management’s assumption for the expected long-term rate of return on pension plan assets from 9% to 8%, partly offset the decrease.

     In 2002, the Company had recorded a workforce reduction charge of $120 million in a renewed drive to improve productivity across all its corporate and operating functions. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement to be made to affected employees.

Purchased services and material: Purchased services and material primarily includes the net costs of operating facilities jointly used by the Company and other railroads, costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees and utility costs. These expenses decreased by $29 million, or 3%, in 2003 as compared to 2002. The decrease was mainly due to lower expenses for consulting and professional services, lower discretionary spending (courier, communication charges, occupancy costs, etc.), reflecting the Company’s continued focus on cost containment, and the translation impact of the stronger Canadian dollar. Higher repair expenses for rolling stock partly offset the decrease.

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. These expenses decreased by $27 million, or 5%, in 2003 as compared to 2002, mainly due to the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $12 million, or 3%, in 2003 as compared to 2002. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, and higher volumes. These increases were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $54 million, or 15%, in 2003 as compared to 2002. The decrease was due to the Company’s continued focus on asset utilization, which resulted in lower lease expense for freight cars and locomotives and a reduction in net car hire expense. Also contributing to the decrease was the translation impact of the stronger Canadian dollar and a reduction in intermodal car hire rates.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. These expenses decreased by $258 million, or 36%, in 2003 as compared to 2002, which included a fourth quarter charge of $281 million to increase the provision for U.S. personal injury and other claims. Excluding this charge, the increase was mainly due to higher expenses for personal injury claims and increased insurance premiums. Partly offsetting the increase were lower travel-related expenses and lower provincial capital taxes.

Other

Interest expense: Interest expense decreased by $36 million to $317 million for the year ended December 31, 2003 as compared to 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and lower interest rates on new debt to replace matured debt.

Other income: In 2003, the Company recorded other income of $21 million compared to $76 million in 2002. The decrease was mainly due to lower right of way fees due to the termination of a contract in late 2002, lower income from the Company’s equity investments, and realized foreign exchange losses in 2003.

Income tax expense: The Company recorded income tax expense of $338 million for the year ended December 31, 2003 compared to $268 million in 2002. The effective tax rate for the year ended December 31, 2003 was 31.5% compared to 32.6% in 2002. The decrease was mainly due to net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes of $44 million and lower corporate income tax rates in Canada. Partly offsetting the decrease was a $33 million deferred income tax expense recorded in the fourth quarter of 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario.

Canadian GAAP	Canadian National Railway Company	78

2002 compared to 2001

On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies’ operations. Accordingly, in the following discussion, the Company’s results include the results of operations of WC, which were fully integrated into those of the Company in 2002.

     The Company recorded consolidated net income of $553 million ($2.78 per basic share) for the year ended December 31, 2002 compared to $727 million ($3.72 per basic share) for the year ended December 31, 2001. Diluted earnings per share were $2.73 for the year ended December 31, 2002 compared to $3.62 in 2001. Operating income was $1,098 million for 2002 compared to $1,366 million in 2001.

2002 compared to 2001 – Adjusted performance measures

The years ended December 31, 2002 and 2001 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures below).

     Included in 2002 was a fourth quarter charge of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and a charge for workforce reductions of $120 million, or $79 million after tax. In 2001, the Company recorded a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company’s net investment in 360networks Inc. of $99 million, or $77 million after tax and a gain of $101 million, or $82 million after tax related to the sale of the Company’s 50 percent interest in the Detroit River Tunnel Company (DRT).

     Excluding these items, adjusted net income was $805 million ($4.06 per basic share or $3.98 per diluted share) in 2002 compared to $784 million ($4.02 per basic share or $3.90 per diluted share) in 2001, an increase of $21 million, or 3%. Adjusted operating income increased by $35 million, or 2%, to $1,499 million. The adjusted operating ratio was 75.5% in 2002 compared to 74.1% in 2001, a 1.4-point increase.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

$ in millions, except per share data, or unless otherwise indicated

Year ended December 31,		2002					2001

	Reported	Personal injury charge	Workforce reductions	Adjusted	Reported	Workforce reductions	360- networks	DRT	Adjusted

Revenues	$6,110	$-	$-	$6,110	$5,652	$-	$-	$-	$5,652
Operating expenses	5,012	(281)	(120)	4,611	4,286	(98)	–	–	4,188

Operating income	1,098	281	120	1,499	1,366	98	–	–	1,464

Interest expense	(353)	–	–	(353)	(312)	–	–	–	(312)
Other income	76	–	–	76	65	–	99	(101)	63

Income before income taxes	821	281	120	1,222	1,119	98	99	(101)	1,215
Income tax expense	(268)	(108)	(41)	(417)	(392)	(36)	(22)	19	(431)

Net income	$553	$173	$79	$805	$727	$62	$77	$(82)	$784

Operating ratio	82.0%			75.5%	75.8%				74.1%

Basic earnings per share	$2.78			$4.06	$3.72				$4.02
Diluted earnings per share	$2.73			$3.98	$3.62				$3.90

Canadian GAAP	Canadian National Railway Company	79

Revenues

Revenues for the year ended December 31, 2002 totaled $6,110 million compared to $5,652 million in 2001. The increase of $458 million, or 8%, was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002. In addition, revenue gains were made in petroleum and chemicals, automotive, intermodal and forest products. These overall increases in revenues were partly offset by continued weakness in Canadian grain, coal, and metals and minerals. Revenue ton miles increased by 4% relative to 2001 and freight revenue per revenue ton mile increased by 4%.

Year ended December 31,	2002	2001	2002	2001	2002	2001

	Revenues		Revenue ton miles		Freight revenue per revenue ton mile

		In millions			In cents

Petroleum and chemicals	$1,102	$923	30,006	25,243	3.67	3.66
Metals and minerals	521	458	13,505	10,777	3.86	4.25
Forest products	1,323	1,088	33,551	29,639	3.94	3.67
Coal	326	338	14,503	15,566	2.25	2.17
Grain and fertilizers	986	1,161	35,773	42,728	2.76	2.72
Intermodal	1,052	969	29,257	26,257	3.60	3.69
Automotive	591	520	3,281	2,885	18.01	18.02
Other items*	209	195	–	–	–	–

Total	$6,110	$5,652	159,876	153,095	3.69	3.56

* Principally non-freight revenues derived from third parties.

Petroleum and chemicals

Revenues for the year ended December 31, 2002 increased by $179 million, or 19%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, strong sulfur traffic to the United States and offshore markets and market share gains in various sectors. The revenue per revenue ton mile remained relatively unchanged for 2002 as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul for non-WC traffic.

Metals and minerals

Revenues for the year ended December 31, 2002 increased by $63 million, or 14%, over 2001. The increase was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, market share gains in the nonferrous segment, particularly aluminum, and strong construction materials traffic. Partly offsetting these gains were the effects of weak steel markets in the first half of the year, one-time gains in 2001 and reduced traffic in specific segments due to ongoing customer strikes. Revenue per revenue ton mile decreased by 9% over 2001 mainly due to an increase in longer haul traffic and the inclusion of certain lower rated WC traffic.

Forest products

Revenues for the year ended December 31, 2002 increased by $235 million, or 22%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, a strong North American housing market and improving pulp and paper markets. Also contributing to growth in the second half of the year were strong lumber shipments from CN’s western lumber producers. The increase in revenue per revenue ton mile of 7% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

Coal

Revenues for the year ended December 31, 2002 decreased by $12 million, or 4%, from 2001. The decrease was mainly attributable to weak Canadian coal exports to offshore markets and reduced demand from power utilities in the first half of the year. The revenue per revenue ton mile increase of 4% was mainly due to a decrease in longer haul traffic.

Grain and fertilizers

Revenues for the year ended December 31, 2002 decreased by $175 million, or 15%, from 2001. The decrease reflects a significant deterioration in the Canadian grain crop, a decline in U.S. originated traffic and the loss of a potash move. Revenue per revenue ton mile increased by 1% mainly as a result of an increase in regulated grain rates.

Intermodal

Revenues for the year ended December 31, 2002 increased by $83 million, or 9%, over 2001. Growth in the international segment was driven by market share gains by steamship lines served by CN. The domestic segment benefited from growing North American markets, particularly in Canada. Revenue per revenue ton mile decreased by 2%, mainly due to a higher average fuel surcharge in 2001 and an increase in the average length of haul.

Automotive

Revenues for the year ended December 31, 2002 increased by $71 million, or 14%, over 2001. The increase reflects strong motor vehicle production in both Canada and the United States. Revenue per revenue ton mile remained relatively unchanged for 2002 as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul.

Canadian GAAP	Canadian National Railway Company	80

Management’s Discussion and Analysis

Operating expenses

Operating expenses amounted to $5,012 million in 2002 compared to $4,286 million in 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, higher Casualty and other expenses resulting primarily from the 2002 charge to increase the Company’s provision for U.S. personal injury and other claims, and increased expenses for labor and fringe benefits that included a higher workforce reduction charge in 2002 compared to 2001. These increases were partly offset by lower fuel costs.

In millions Year ended December 31,	2002		2001

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$2,069	33.9%	$1,810	32.0%
Purchased services and material	908	14.9%	811	14.4%
Depreciation and amortization	499	8.1%	463	8.2%
Fuel	459	7.5%	485	8.6%
Equipment rents	353	5.8%	314	5.5%
Casualty and other	724	11.8%	403	7.1%

Total	$5,012		$4,286

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $259 million, or 14%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, a higher workforce reduction charge in 2002, wage increases, and higher benefit expenses, including health and welfare, particularly in the U.S. These increases were partly offset by the effects of a reduced workforce in 2002.

     In 2002, the Company announced 1,146 job reductions across all corporate and operating functions in a renewed drive to improve productivity and recorded a workforce reduction charge of $120 million. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were 388 in 2001, 433 in 2002, with the remainder completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These costs increased by $97 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and higher expenses for professional services and joint facilities. These increases were partly offset by reduced expenses for crew transportation and lodging in 2002.

Depreciation and amortization: Depreciation and amortization expense in 2002 increased by $36 million, or 8%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and the impact of 2002 net capital additions.

Fuel: Fuel expense in 2002 decreased by $26 million, or 5%, as compared to 2001. The decrease was primarily due to a lower average price of fuel, partially offset by the inclusion of a full year of expenses attributable to the operations of WC in 2002.

Equipment rents: These expenses increased by $39 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and lower car hire income, partly offset by reduced expenses for long-term operating leases.

Casualty and other: These expenses increased by $321 million, or 80%, in 2002 as compared to 2001. The increase was mainly due to higher expenses for personal injury and other claims which included a fourth quarter 2002 charge of $281 million to increase the provision for U.S. personal injury and other claims, and higher derailment related expenses. Partly offsetting these increases were lower expenses related to environmental matters and bad debts.

Other

Interest expense: Interest expense increased by $41 million to $353 million for the year ended December 31, 2002 as compared to 2001. The increase was mainly due to the financing related to the acquisition of WC and the inclusion of a full year of WC expenses in 2002. Partly offsetting these increases was the maturity of certain notes in 2001.

Other income: In 2002, the Company recorded other income of $76 million compared to $65 million in 2001. The increase was mainly due to the inclusion of a full year of equity in earnings of English Welsh and Scottish Railway (EWS) in 2002 partly offset by lower gains on disposal of properties. Included in 2001 was a charge of $99 million to write down the Company’s net investment in 360networks Inc. and a gain of $101 million related to the sale of the Company’s 50 percent interest in DRT.

Income tax expense: The Company recorded income tax expense of $268 million for the year ended December 31, 2002 compared to $392 million in 2001. The effective tax rate for the year ended December 31, 2002 decreased to 32.6% from 35.0% in 2001, due mainly to lower income tax rates in Canada.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitiza-tion program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $1,500 million for the year ended December 31, 2003 compared to $1,173 million for 2002. Cash generated in 2003 was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $327 million, $155 million and $126 million, respectively, compared to $390 million, $177 million and $156 million, respectively, in 2002. In 2003, pension contributions and payments for income taxes were $88 million and $86 million, respectively, compared to $92 million and $65 million, respectively, in 2002. The Company increased the level of accounts receivable sold under its Accounts receivable securitization

Canadian GAAP	Canadian National Railway Company	81

program by $132 million in 2003 and $5 million in 2002. Payments in 2004 for workforce reductions are expected to be $89 million while pension contributions are expected to be approximately $93 million.

     As at December 31, 2003, the Company had outstanding information technology service contracts of $21 million.

Investing activities: Cash used by investing activities in 2003 amounted to $599 million compared to $476 million in 2002. The Company’s investing activities in 2002 included aggregate net proceeds of $69 million from the sale of its investments in Tranz Rail Holdings Limited and Australian Transport Network Limited, and $28 million from the sale of IC Terminal Holdings Company. Net capital expenditures for the year ended December 31, 2003 amounted to $583 million, an increase of $12 million over 2002. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

     The Company expects that its capital expenditures will increase slightly in 2004 due to the acquisition of additional locomotives, and will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at December 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $211 million ($183 million at December 31, 2002).

Dividends: During 2003, the Company paid dividends totaling $191 million to its shareholders at the quarterly rate of $0.25 per common share compared to $170 million at the rate of $0.215 per common share, in 2002. In 2002, $9 million was paid on the convertible preferred securities at an annual rate of 5.25%.

Free cash flow

The Company generated $578 million of free cash flow for the year ended December 31, 2003, compared to $513 million for the same 2002 period. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore not necessarily comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

In millions	Year ended December 31,	2003	2002

Cash provided from operating activities		$1,500	$1,173
Less:
Net capital expenditures		(583)	(571)
Other investing activities		(16)	95
Dividends paid		(191)	(179)

Cash provided before financing activities		710	518

Adjustments:
Increase in accounts receivable sold		(132)	(5)

Free cash flow		$578	$513

Financing activities: Cash used by financing activities totaled $605 million for the year ended December 31, 2003 compared to $546 million in 2002. In May 2003, the Company repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In 2003 and 2002, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facilities.

     The Company used $656 million in 2003 and $203 million in 2002 to repurchase 10.0 million common shares and 3.0 million common shares, respectively, under the share repurchase program.

     During 2003, the Company recorded $47 million in capital lease obligations ($114 million in 2002) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. The Company’s borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003. At December 31, 2003, the Company had borrowings under its revolving credit facility of U.S.$180 million (Cdn$233 million) at an average interest rate of 1.49%. As at December 31, 2003, letters of credit under the revolving credit facility amounted to $319 million.

Commercial paper

In June 2003, the Company’s Board of Directors approved an increase in the maximum amount that may be issued under the commercial paper program, which is backed by the Company’s revolving credit facility, from $600 million to $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2003, the Company did not have any outstanding commercial paper compared to U.S.$136 million (Cdn$214 million) as at December 31, 2002.

Shelf registration statement

On October 29, 2003, the Company filed a shelf registration statement providing for the issuance, from time to time, of up to U.S.$1,000 million of debt securities in one or more offerings.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

Canadian GAAP	Canadian National Railway Company	82

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2003:

In millions	Total	2004	2005	2006	2007	2008	2009 and thereafter

Long-term debt obligations (a)	$3,912	$371	$380	$332	$66	$226	$2,537
Capital lease obligations (b)	1,141	155	107	75	117	41	646
Operating lease obligations	874	181	147	127	111	79	229
Purchase obligations (c)	232	224	5	2	1	–	–

Total obligations	$6,159	$931	$639	$536	$295	$346	$3,412

(a)	Excludes capital lease obligations of $746 million.
(b)	Includes $395 million of imputed interest on capital leases at rates ranging from approximately 1.9% to 11.9%.
(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2004 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. The Company intends to finance the acquisitions announced in the fourth quarter of 2003 through a combination of cash flow from operations and the issuance of additional debt.

Off-balance sheet arrangements

Accounts receivable securitization program

In June 2003, the Company renewed its accounts receivable securitiza-tion program for a term of three years, to June 2006. Under the terms of the renewal the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company is not currently aware of any trend, event or condition that would cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At December 31, 2003, pursuant to the agreement, $448 million had been sold compared to $350 million at December 31, 2002.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     Effective January 1, 2003, the Company is required to disclose its obligations undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments and the nature of any recourse provisions are disclosed in Note 20 – Major commitments and contingencies of the Company’s Annual Consolidated Financial Statements.

Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire the industrial freight railway business and operations, including equipment, contracts, and available tax attributes relating to the business, but excluding the roadbed itself, which is to be retained by the Province and leased back to BC Rail for an original term of 60 years with an option to renew for an additional 30 years. The transaction is intended to enhance the Company’s network in western Canada.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). On December 2, 2003, the Legislature of British Columbia passed legislation to amend

Canadian GAAP	Canadian National Railway Company	83

the British Columbia Railway Act and other applicable laws as was required to authorize and permit the consummation of the transaction.

     The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire two Class II railroads, a Class III switching railroad, and a non-railroad company owning a fleet of eight vessels.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

     On December 1, 2003, the STB ruled that the proposed GLT transaction would be considered as a minor transaction for regulatory review purposes. The Company anticipates all regulatory rulings, including a final STB ruling on the proposed transaction, in the second quarter of 2004.

If the proposed BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets” of the Canadian Institute of Chartered Accountants (CICA) Handbook. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the date of acquisition.

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either BC Rail or GLT without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Wisconsin Central Transportation Corporation

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and accounted for the merger using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The acquisition was financed by debt and cash on hand.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which is to be effected in the form of a stock dividend of one-half additional common share of CN payable for each share outstanding on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS) –
Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders. Under the plan, EWS is offering shareholders the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders will receive cash and 8% notes, due in 2009. Although the notes are due in five years, EWS has the right to redeem all or any part of the outstanding notes at their principal amount together with accrued but unpaid interest up to the date of repayment. The payout of cash and issuance of notes by EWS under the plan is expected in the first quarter of 2004.

     At December 31, 2003, CN owned 43.7 million shares, or approximately 40% (approximately 37% on a fully diluted basis), of EWS. CN has elected to have the maximum allowable number of shares cancelled under the plan. As a result of the share cancellation plan, CN will receive £81.6 million (or approximately Cdn$188 million) from EWS, of which £23.9 million (or approximately Cdn$55 million) will be in the form of EWS notes. After the EWS share cancellation is complete, CN’s ownership of EWS will be approximately 31% on a fully diluted basis.

Recent accounting pronouncements

In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section provides new accounting guidance as to what constitutes generally accepted accounting principles (GAAP) in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP. The section is effective for fiscal years beginning on or after October 1, 2003.

     The Company’s accounting for Properties has been based on the rules and regulations of the Canadian Transportation Agency’s Uniform Classification of Accounts, which for railways in Canada, were considered

Canadian GAAP	Canadian National Railway Company	84

Canadian GAAP prior to the issuance of Section 1100. Accordingly, effective January 1, 2004, the Company’s accounting for Properties will be in accordance with the CICA’s Handbook Section 3061, “Property, Plant and Equipment” on a prospective basis.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities.” The guideline requires that an enterprise holding other than a voting interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. The guideline is effective for fiscal and interim periods beginning January 1, 2004. The Company does not expect this section to have an initial material impact on its financial statements.

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This section will require that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. This section is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect this section to have a material impact on its financial statements.

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets.” Section 3063 provides accounting guidance for the determination of long-lived assets to be held and used, to be disposed of other than by sale, or to be disposed of by sale. This section is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect Section 3063 to have an initial material impact on its financial statements upon adoption.

Share repurchase program

In October 2002, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

Termination of conversion rights of 5.25% convertible
preferred securities (“Securities”)

On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

     Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures herein.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has changed certain of these assumptions, which have not had a material effect on its results of operations. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company’s personal

Canadian GAAP	Canadian National Railway Company	85

injury expense in recent years. In view of the Company’s growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2 to the Consolidated Financial Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $26 million and the annual expense by approximately $5 million.

     In 2003, the Company’s expenses for personal injury and other claims, net of recoveries, were $127 million ($393 million in 2002 and $78 million in 2001) and payments for such items were $126 million ($156 million in 2002 and $149 million in 2001). As at December 31, 2003, the Company had aggregate reserves for personal injury and other claims of $590 million ($664 million at December 31, 2002).

Environmental matters

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

     At December 31, 2003, most of the Company’s properties not acquired through recent acquisitions are approaching a final assessment and therefore costs related to such sites may change based on information as it becomes available. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the year they become known.

Canadian GAAP	Canadian National Railway Company	86

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2003, the Company’s expenses relating to environmental matters, net of recoveries, were $6 million ($6 million in 2002 and $7 million in 2001) and payments for such items were $12 million ($16 million in 2002 and $14 million in 2001). As at December 31, 2003, the Company had aggregate accruals for environmental costs of $83 million ($106 million at December 31, 2002). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

     Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

     A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $12 million.

     Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2001, the Company conducted a comprehensive study for its Canadian properties, which did not have an impact on depreciation expense as the benefit of increased lives was offset by deficiencies in certain accumulated depreciation balances. In 2004, the Company will conduct a depreciation study for its Canadian properties and U.S. rolling stock and equipment.

     In 2003, the Company recorded total depreciation and amortization expense of $478 million ($506 million in 2002 and $469 million in 2001). At December 31, 2003, the Company had Properties of $15,158 million, net of accumulated depreciation of $6,265 million ($16,898 million in 2002, net of accumulated depreciation of $6,285 million).

Pensions and other post-retirement benefits

The Company accounts for pension and other post-retirement benefits as required by CICA Handbook Section 3461, “Employee Future Benefits.” Under this accounting standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of this standard. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The following description pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan. The Company’s other pension plans are not significant.

     For pensions, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions, which uses management assumptions for the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increase. The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30. For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability. Changes in these assumptions result in actuarial gains or losses which in accordance with Section 3461, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company’s results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

     The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 11 years, which is expected to match the timing and amount of expected benefit payments. High quality debt

Canadian GAAP	Canadian National Railway Company	87

instruments are corporate bonds with a rating of AA or better. A discount rate of 6%, based on bond yields prevailing at December 31, 2003, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point decrease in the discount rate would cause net periodic benefit cost to increase by $50 million whereas a one-percentage-point increase would not have a material change in net periodic benefit cost as the Company only amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets.

     To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries. During the last ten years ended December 31, 2003, the CN Pension Plan earned an annual average rate of return of 8.4%. The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return	2003	2002	2001	2000	1999

Actual	9.6%	(0.3)%	(1.4)%	10.5%	15.0%
Market-related value	7.0%	7.4%	10.2%	13.7%	13.8%

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. In 2003, the Company reduced the expected long-term rate of return on plan assets from 9% to 8% to reflect management’s current view of long-term investment returns. The effect of this change in management’s assumption was to increase net periodic benefit cost in 2003 by approximately $50 million.

     Based on the fair value of the assets held as at December 31, 2003, the plan assets are comprised of 56% in Canadian and foreign equities, 38% in debt securities, 3% in real estate assets and 3% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

     The rate of compensation increase, 3.75% to determine benefit obligation and 4% to determine net periodic benefit cost, is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 17% in the current year, and it is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other post-retirement benefits.

     The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2002 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $93 million in each of 2004, 2005, and 2006 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans.

     For pensions, the Company recorded consolidated net periodic benefit cost of $28 million in 2003 and net periodic benefit income of $20 million and $13 million in 2002 and 2001, respectively. Consolidated net periodic benefit cost for other post-retirement benefits was $54 million, $45 million, and $35 million in 2003, 2002, and 2001, respectively. At December 31, 2003, the Company’s accrued benefit cost for post-retirement benefits other than pensions was $290 million ($284 million at December 31, 2002). In addition, at December 31, 2003, the Company’s consolidated pension benefit obligation and accumulated post-retirement benefit obligation were $11,875 million and $454 million, respectively ($11,243 million and $444 million at December 31, 2002).

     In December 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”) was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The 2003 post-retirement benefit obligation and net periodic benefit cost disclosed above do not reflect the effects of the Act. The Company is currently evaluating the impact of the Act on its health care benefit plans and its financial statements. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require a change in previously reported information.

Canadian GAAP	Canadian National Railway Company	88

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections a valuation allowance is recorded. As at December 31, 2003, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

     The Company’s deferred income tax asset is mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liability is mainly composed of temporary differences related to properties, including purchase accounting adjustments. Estimating the ultimate settlement period, given that depreciation rates in effect are based on information as it develops, requires judgment and management’s best estimates. The reversal of temporary differences is expected at future substantively enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $11 million in 2003. In the fourth quarter of 2003, the Company recorded an increase of $33 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario.

     For the year ended December 31, 2003, the Company recorded total income tax expense of $338 million ($268 million in 2002 and $392 million in 2001) of which $232 million was for deferred income taxes ($156 million in 2002 and $307 million in 2001). The Company’s net deferred income tax liability at December 31, 2003 was $3,240 million ($3,703 million at December 31, 2002).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

     To a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

     The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Canadian GAAP	Canadian National Railway Company	89

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of January 2004, the Company has successfully negotiated three tentative collective agreements with the Canadian Auto Workers (CAW) union covering the Company’s shopcraft forces, clerical workers and intermodal yard employees. The agreements are retroactive to January 1, 2004 and are subject to ratification by approximately 5,000 CAW members. The Company is currently undergoing discussions with all its remaining trade unions whose agreements also expired on December 31, 2003. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before a union obtains a majority by secret ballot and proper notification of at least seventy-two hours notice is given to the other party.

     The Company is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of January 2004, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 60% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2004.

Canadian GAAP	Canadian National Railway Company	90

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the consultation document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

     The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA), requiring advance notice of manifest information of U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

     In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service’s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security regarding goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a new CCRA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

     To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At December 31, 2003, the Company had hedged approximately 52% of the estimated 2004 fuel consumption, representing approximately 196 million U.S. gallons at an average price of U.S.$0.63 per U.S. gallon, and 25% of the estimated 2005 fuel consumption, representing approximately 95 million U.S. gallons at an average price of U.S.$0.66 per U.S. gallon.

     Realized gains and losses from the Company’s fuel hedging activities were a $49 million gain, a $3 million gain and a $6 million loss for the years ended December 31, 2003, 2002 and 2001, respectively.

     As a result of fuel hedging activities, the Company had an unrealized gain of $38 million at December 31, 2003 compared to an unrealized gain of $30 million at December 31, 2002.

Canadian GAAP	Canadian National Railway Company	91

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are impacted more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

     In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Selected quarterly and annual financial data

Selected quarterly financial data for the eight most recently completed quarters and selected annual financial data for each of the three years ending December 31, 2003 is disclosed in Note 23 to the Company’s 2003 Consolidated Financial Statements.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the fourth quarter ending December 31, 2003, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
January 27, 2004

Canadian GAAP	Canadian National Railway Company	92

Management Report

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with these financial statements.

     Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk Committee, consisting solely of outside directors. The Audit, Finance and Risk Committee reviews the Company’s consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit, Finance and Risk Committee meets regularly with the Chief, Internal Audit, and with the shareholders’ auditors.

     These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

(signed)
Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 27, 2004

(signed)
Serge Pharand
Vice-President and Corporate Comptroller

January 27, 2004

Auditors’ Report

To the shareholders of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2003 and 2002 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

     On January 27, 2004, we reported separately to the Board of Directors of the Company on consolidated financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.

(signed)
KPMG LLP
Chartered Accountants

Montreal, Canada
January 27, 2004

Canadian GAAP	Canadian National Railway Company	93

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2003	2002	2001

Revenues
Petroleum and chemicals	$1,058	$1,102	$923
Metals and minerals	527	521	458
Forest products	1,284	1,323	1,088
Coal	261	326	338
Grain and fertilizers	938	986	1,161
Intermodal	1,101	1,052	969
Automotive	525	591	520
Other items	190	209	195

Total revenues	5,884	6,110	5,652

Operating expenses
Labor and fringe benefits (Note 14)	1,929	2,069	1,810
Purchased services and material	879	908	811
Depreciation and amortization	472	499	463
Fuel	471	459	485
Equipment rents	299	353	314
Casualty and other (Note 2)	466	724	403

Total operating expenses	4,516	5,012	4,286

Operating income	1,368	1,098	1,366
Interest expense (Note 15)	(317)	(353)	(312)
Other income (Note 16)	21	76	65

Income before income taxes	1,072	821	1,119
Income tax expense (Note 17)	(338)	(268)	(392)

Net income	$734	$553	$727

Basic earnings per share (Note 19)	$3.84	$2.78	$3.72
Diluted earnings per share (Note 19)	$3.79	$2.73	$3.62

See accompanying notes to consolidated financial statements.

Canadian GAAP	Canadian National Railway Company	94

Consolidated Balance Sheet

In millions	December 31,	2003	2002

Assets

Current assets:
Cash and cash equivalents	$130	25
Accounts receivable (Note 4)	529	722
Material and supplies	120	127
Deferred income taxes (Note 17)	125	122
Other	188	167

	1,092	1,163
Properties (Note 5)	15,158	16,898
Other assets and deferred charges (Note 6)	900	863

Total assets	$17,150	$18,924

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges (Note 8)	$1,366	$1,487
Current portion of long-term debt (Note 10)	483	574
Other	73	73

	1,922	2,134
Deferred income taxes (Note 17)	3,365	3,825
Other liabilities and deferred credits (Note 9)	1,208	1,335
Long-term debt (Note 10)	4,175	5,003

Shareholders’ equity:
Common shares (Note 11)	3,530	3,576
Contributed surplus	166	175
Currency translation	(38)	132
Retained earnings	2,822	2,744

	6,480	6,627

Total liabilities and shareholders’ equity	$17,150	$18,924

Subsequent events (Note 24)

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

Canadian GAAP	Canadian National Railway Company	95

Consolidated Statement of Changes in Shareholders’ Equity

In millions	Issued and outstanding common shares	Issued and outstanding convertible preferred securities	Common shares	Convertible preferred securities	Contributed surplus	Currency translation	Retained earnings	Total shareholders’ equity

Balances December 31, 2000	190.6	4.6	$3,124	$327	$178	$61	$1,949	$5,639
Net income	–	–	–	–	–	–	727	727
Stock options exercised (Notes 11, 12)	2.1	–	85	–	–	–	–	85
Currency translation	–	–	–	–	–	72	–	72
Dividends ($0.78 per share)	–	–	–	–	–	–	(150)	(150)
Dividends on convertible
preferred securities	–	–	–	–	–	–	(12)	(12)

Balances December 31, 2001	192.7	4.6	3,209	327	178	133	2,514	6,361
Net income	–	–	–	–	–	–	553	553
Stock options exercised (Notes 11, 12)	1.8	–	93	–	–	–	–	93
Conversion of convertible
preferred securities (Note 11)	6.0	(4.6)	327	(327)	–	–	–	–
Share repurchase program (Note 11)	(3.0)	–	(53)	–	(3)	–	(147)	(203)
Currency translation	–	–	–	–	–	(1)	–	(1)
Dividends ($0.86 per share)	–	–	–	–	–	–	(170)	(170)
Dividends on convertible
preferred securities	–	–	–	–	–	–	(6)	(6)

Balances December 31, 2002	197.5	–	3,576	–	175	132	2,744	6,627
Net income	–	–	–	–	–	–	734	734
Stock options exercised
and other (Notes 11, 12)	1.9	–	136	–	–	–	–	136
Share repurchase program (Note 11)	(10.0)	–	(182)	–	(9)	–	(465)	(656)
Currency translation	–	–	–	–	–	(170)	–	(170)
Dividends ($1.00 per share)	–	–	–	–	–	–	(191)	(191)

Balances December 31, 2003	189.4	–	$3,530	$–	$166	$(38)	$2,822	$6,480

See accompanying notes to consolidated financial statements.

Canadian GAAP	Canadian National Railway Company	96

Consolidated Statement of Cash Flows

In millions	Year ended December 31,	2003	2002	2001

Operating activities
Net income	$734	$553	$727
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	478	506	469
Deferred income taxes (Note 17)	232	156	307
Charge to increase U.S. personal injury and other claims liability (Note 2)	–	281	–
Workforce reduction charges (Note 14)	–	120	98
Equity in earnings of English Welsh and Scottish Railway (Note 16)	(17)	(33)	(8)
Gain on sale of investment (Note 16)	–	–	(101)
Write-down of investment (Note 16)	–	–	99
Other changes in:
Accounts receivable	153	(80)	197
Material and supplies	(3)	–	11
Accounts payable and accrued charges	(96)	(154)	(378)
Other net current assets and liabilities	(27)	(18)	(26)
Other	46	(158)	(163)

Cash provided from operating activities	1,500	1,173	1,232

Investing activities
Net additions to properties	(583)	(571)	(605)
Acquisition of Wisconsin Central Transportation Corporation (Note 3)	–	–	(1,278)
Other, net	(16)	95	119

Cash used by investing activities	(599)	(476)	(1,764)

Dividends paid	(191)	(179)	(174)

Financing activities
Issuance of long-term debt	4,109	3,146	4,015
Reduction of long-term debt	(4,141)	(3,558)	(3,336)
Issuance of common shares (Note 11)	83	69	61
Repurchase of common shares (Note 11)	(656)	(203)	–

Cash provided from (used by) financing activities	(605)	(546)	740

Net increase (decrease) in cash and cash equivalents	105	(28)	34
Cash and cash equivalents, beginning of year	25	53	19

Cash and cash equivalents, end of year	$130	$25	$53

Supplemental cash flow information
Payments for:
Interest (Note 15)	$327	$390	$307
Workforce reductions (Note 9)	155	177	169
Personal injury and other claims (Note 20)	126	156	149
Pensions (Note 13)	88	92	69
Income taxes (Note 17)	86	65	63

See accompanying notes to consolidated financial statements.

Canadian GAAP	Canadian National Railway Company	97

Notes to Consolidated Financial Statements

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under United States generally accepted accounting principles (U.S. GAAP) are quantified and explained in Note 22 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for which the Company acquired control and consolidated effective October 9, 2001. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Currency translation, which forms part of Shareholders’ equity.

     The Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in Currency translation.

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. All costs of materials associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. The related labor and overhead costs are also capitalized for the installation of new, non-replacement track. All other labor and overhead costs and maintenance costs are expensed as incurred. Related interest costs are charged to expense. Included in property additions are the costs of developing computer software for internal use.

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

Canadian GAAP	Canadian National Railway Company	98

     Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from abandonment are recognized in income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	6%
Other	4%

     The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Such a study was conducted in 2001 for the Company’s Canadian properties. The study did not have a significant effect on depreciation expense as the benefit of increased asset lives was offset by deficiencies in certain accumulated depreciation balances. Changes in estimated useful lives are accounted for prospectively.

I. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)	the expected long-term return on pension fund assets, and

(vi)	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

K. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

     In the U.S., the Company accrues the cost for the expected personal injury claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for unasserted occupational disease claims is also accrued to the extent they are probable and can be reasonably estimated.

L. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

M. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

N. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Gains or losses on such instruments entered into for the purpose of hedging financial risk exposures are deferred and amortized in the results of operations over the life of the hedged asset or liability or over the term of the derivative financial instrument. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

O. Stock-based compensation

The Company accounts for stock-based compensation using the fair value based approach. The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy, as explained in Note 2 – Accounting changes. For awards of conventional and performance-

Canadian GAAP	Canadian National Railway Company	99

based employee stock options granted before January 1, 2002, the Company did not record compensation cost, and any consideration paid by employees on the exercise of stock options was recorded as share capital.

P. Recent accounting pronouncements

In July 2003, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section provides new accounting guidance as to what constitutes generally accepted accounting principles (GAAP) in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP. The section is effective for fiscal years beginning on or after October 1, 2003.

     The Company’s accounting for Properties has been based on the rules and regulations of the Canadian Transportation Agency’s Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Accordingly, effective January 1, 2004, the Company’s accounting for Properties will be in accordance with the CICA’s Handbook Section 3061, “Property, Plant and Equipment,” on a prospective basis.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities.” The guideline requires that an enterprise holding other than a voting interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. The guideline is effective for fiscal and interim periods beginning January 1, 2004. The Company does not expect this section to have an initial material impact on its financial statements.

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This section will require that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. This section is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect this section to have a material impact on its financial statements.

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets.” Section 3063 provides accounting guidance for the determination of long-lived assets to be held and used, to be disposed of other than by sale, or to be disposed of by sale. This section is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect Section 3063 to have an initial material impact on its financial statements upon adoption.

2 Accounting changes

2003

Stock-based compensation

The recommendations of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” were effective for the Company’s fiscal year beginning January 1, 2002. The section requires the use of a fair value based approach of accounting for all non-employee and certain employee stock-based awards, such as direct awards of stock, awards that call for settlement in cash or other assets, or stock appreciation rights that call for settlement through the issuance of equity instruments. For all other employee stock-based awards, such as stock option awards, the recommendations encouraged but did not require that the fair value based approach be used, until November 2003, when the section was amended to require the expensing of all stock-based compensation awards for fiscal years beginning January 1, 2004.

     Effective January 1, 2003, the Company adopted the fair value based approach recommended by Section 3870. The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. For the year ended December 31, 2002, the restatement had the effect of decreasing net income by $18 million ($0.09 per basic and diluted share), through increased labor and fringe benefits expense. The restatement also had the effect of increasing the book value of common shares and decreasing retained earnings by $18 million at December 31, 2002.

     In 2002, prior to the adoption of the fair value based approach, the Company had applied the intrinsic value method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002 and as a result, no compensation cost had been recognized for the year ended December 31, 2002 as no performance-based employee stock options were granted. For awards of conventional and performance-based employee stock options granted before January 1, 2002, the Company did not record compensation cost, and any consideration paid by employees on the exercise of stock options was recorded as share capital.

     The Company granted 2.0 million and 3.2 million stock options during 2003 and 2002, respectively, which will be expensed over their vesting period based on their estimated fair values on the date of grant, determined using the Black-Scholes option-pricing model. For the years ended December 31, 2003 and 2002, the Company recognized compensation cost of $50 million and $18 million, respectively.

Canadian GAAP	Canadian National Railway Company	100

Notes to Consolidated Financial Statements

     Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,	2003	2002

Expected option life (years)		5.0	7.0
Risk-free interest rate		4.12%	5.79%
Expected stock price volatility		30%	30%
Average dividend per share		$1.00	$0.86

	Year ended December 31,	2003	2002

Weighted average fair value of options granted		$17.82	$30.98

2002

U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, for the year ended December 31, 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     In 2002, the Company’s U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

2001

Foreign currency translation

In 2001, the Company early adopted the CICA amended recommendations of Section 1650, “Foreign Currency Translation,” which eliminated the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items having a fixed or ascertainable life extending beyond the end of a fiscal year. The section requires translation gains or losses on the above items to be recognized in net income immediately. The cumulative effect of the adoption of the amended section of $93 million ($62 million after tax) had been reflected as a charge to opening retained earnings of 1999. The effect on net income for 2001 was an increase of $1 million.

3 Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire the industrial freight railway business and operations, including equipment, contracts, and available tax attributes relating to the business, but excluding the roadbed itself, which is to be retained by the Province and leased back to BC Rail for an original term of 60 years with an option to renew for an additional 30 years.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). On December 2, 2003, the Legislature of British Columbia passed legislation to amend the British Columbia Railway Act and other applicable laws as was required to authorize and permit the consummation of the transaction.

     The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire two Class II railroads, a Class III switching railroad, and a non-railroad company owning a fleet of eight vessels.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

Canadian GAAP	Canadian National Railway Company	101

     On December 1, 2003, the STB ruled that the proposed GLT transaction would be considered as a minor transaction for regulatory review purposes. The Company anticipates all regulatory rulings, including a final STB ruling on the proposed transaction, in the second quarter of 2004.

If the proposed BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets,” of the CICA Handbook. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the date of acquisition.

Wisconsin Central Transportation Corporation

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and accounted for the merger using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The acquisition was financed by debt and cash on hand.

4 Accounts receivable

In millions	December 31,	2003	2002

Freight
Trade	$252	$321
Accrued	55	150
Non-freight	277	310

	584	781
Provision for doubtful accounts	(55)	(59)

	$529	$722

     In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal, the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. Other income included $9 million in both 2003 and 2002, and $10 million in 2001 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     At December 31, 2003, pursuant to the agreement, $448 million had been sold compared to $350 million at December 31, 2002.

5 Properties

In millions	December 31, 2003			December 31, 2002

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Track, roadway and land	$15,094	$3,544	$11,550	$16,727	$3,604	$13,123
Rolling stock	3,658	1,399	2,259	3,841	1,392	2,449
Buildings	1,773	817	956	1,723	778	945
Other	898	505	393	892	511	381

	$21,423	$6,265	$15,158	$23,183	$6,285	$16,898

Capital leases included in properties	$1,380	$290	$1,090	$1,348	$244	$1,104

     The Company’s properties under capital lease are primarily for locomotives, freight cars and intermodal equipment.

6 Other assets and deferred charges

In millions	December 31,	2003	2002

Prepaid benefit cost (Note 13)		$411	$353
Investments		367	380
Deferred receivables		69	88
Unamortized debt issue costs		35	41
Other		18	1

		$900	$863

Investments

As at December 31, 2003, the Company had $356 million ($368 million at December 31, 2002) of investments accounted for under the equity method and $11 million ($12 million at December 31, 2002) of investments accounted for under the cost method.

Investment in English Welsh and Scottish Railway (EWS)

As at December 31, 2003, the Company owned approximately 40% of EWS, a company which provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel, and accounted for this investment using the equity method. At December 31, 2003, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment is not significant. (Note 24 – Subsequent events)

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport Network Limited (ATN)

In 2002, the Company sold its interests in Tranz Rail and ATN for aggregate net proceeds of $69 million, which approximated the carrying value of the investments. Prior to the sale, the Company had accounted for these investments as “available for sale.”

Canadian GAAP	Canadian National Railway Company	102

7 Credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in 2005. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels. The Company has been consistently in compliance with these financial covenants. The Company’s borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003. At December 31, 2003, the Company had borrowings under its revolving credit facility of U.S.$180 million (Cdn$233 million) at an average interest rate of 1.49%. As at December 31, 2003, letters of credit under the revolving credit facility amounted to $319 million.

     The Company’s commercial paper program is backed by its revolving credit facility. As at December 31, 2003, the Company did not have any outstanding commercial paper compared to U.S.$136 million (Cdn$214 million) as at December 31, 2002.

8 Accounts payable and accrued charges

In millions	December 31,	2003	2002

Trade payables		$444	$436
Income and other taxes		270	251
Payroll-related accruals		205	235
Accrued charges		131	113
Accrued interest		94	104
Personal injury and other claims provision		93	136
Workforce reduction provisions		89	168
Accrued operating leases		12	18
Other		28	26

		$1,366	$1,487

9 Other liabilities and deferred credits

In millions	December 31,	2003	2002

Personal injury and other claims provision, net of current portion		$497	$528
Workforce reduction provisions, net of current portion (A)		136	253
Accrual for post-retirement benefits other than pensions (B)		290	284
Environmental reserve, net of current portion		62	81
Deferred credits and other		223	189

		$1,208	$1,335

A. Workforce reduction provisions (Note 14)

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next three years. Payments have reduced the provisions by $155 million for the year ended December 31, 2003 ($177 million for the year ended December 31, 2002). As at December 31, 2003, the aggregate provisions, including the current portion, amounted to $225 million ($421 million as at December 31, 2002).

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions	December 31,	2003	2002

Benefit obligation at beginning of year		$444	$309
Amendments		8	18
Actuarial loss		33	101
Interest cost		26	23
Service cost		14	13
Foreign currency changes		(49)	(1)
Benefits paid		(22)	(19)

Benefit obligation at end of year		$454	$444

(ii) Funded status

In millions	December 31,	2003	2002

Unfunded benefit obligation at end of year		$454	$444
Unrecognized net actuarial loss		(130)	(122)
Unrecognized prior service cost		(34)	(38)

Accrued benefit cost for post-retirement benefits
other than pensions		$290	$284

(iii) Components of net periodic benefit cost

In millions	Year ended December 31,	2003	2002	2001

Interest cost	$26	$23	$19
Service cost	14	13	11
Amortization of prior service cost	6	5	3
Recognized net actuarial loss	8	4	2

Net periodic benefit cost	$54	$45	$35

(iv) Weighted-average assumptions

December 31,	2003	2002	2001

To determine benefit obligation
Discount rate	6.00%	6.65%	6.97%
Rate of compensation increase	3.75%	4.00%	4.00%

To determine net periodic benefit cost
Discount rate	6.65%	6.97%	6.95%
Rate of compensation increase	4.00%	4.00%	4.25%

Canadian GAAP	Canadian National Railway Company	103

(v) For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 16% for 2004 and 17% for 2003. It is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter.

     A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$ 3	$ (2)
Effect on benefit obligation	30	(25)

In December 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”) was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The 2003 benefit obligation and net periodic benefit cost presented above do not reflect the effects of the Act. The Company is currently evaluating the impact of the Act on its health care benefit plans and its financial statements. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require a change in previously reported information.

(vi) The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2004	$24
2005	25
2006	26
2007	27
2008	28
Years 2009 to 2013	150

10 Long-term debt

In millions	Maturity	Currency in which payable
			December 31,
			2003	2002

Debentures and notes: (A)
Canadian National series:
7.00% 10-year notes	Mar. 15, 2004	U.S.$	$344	$419
6.45% Puttable Reset Securities (PURS) (B)	July 15, 2006	U.S.$	324	394
6.38% 10-year notes (C)	Oct. 15, 2011	U.S.$	518	631
4.40% 10-year notes (C)	Mar. 15, 2013	U.S.$	518	–
6.80% 20-year notes (C)	July 15, 2018	U.S.$	259	315
7.63% 30-year debentures	May 15, 2023	U.S.$	194	236
6.90% 30-year notes (C)	July 15, 2028	U.S.$	615	749
7.38% 30-year debentures (C)	Oct. 15, 2031	U.S.$	259	315
6.63% 10-year notes	May 15, 2003	U.S.$	–	236

Illinois Central series:
7.75% 10-year notes	May 1, 2005	U.S.$	129	158
6.98% 12-year notes	July 12, 2007	U.S.$	65	79
6.63% 10-year notes	June 9, 2008	U.S.$	26	32
5.00% 99-year income debentures	Dec. 1, 2056	U.S.$	10	12
7.70% 100-year debentures	Sep. 15, 2096	U.S.$	162	197
6.75% 10-year notes	May 15, 2003	U.S.$	–	158

Wisconsin Central series:
6.63% 10-year notes	April 15, 2008	U.S.$	194	236

Total debentures and notes			3,617	4,167

Other:
Revolving credit facility (A) (Note 7)		U.S.$	233	142
Commercial paper (D) (Note 7)		U.S.$	–	214
Capital lease obligations and other (E)		Various	822	1,068

Total other			1,055	1,424

Subtotal			4,672	5,591

Less:
Current portion of long-term debt			483	574
Net unamortized discount			14	14

			497	588

			$4,175	$5,003

Canadian GAAP	Canadian National Railway Company	104

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility.

E. Interest rates for the capital leases range from approximately 1.9% to 11.9% with maturity dates in the years 2004 through 2025. The imputed interest on these leases amounted to $395 million as at December 31, 2003, and $498 million as at December 31, 2002.

     The capital lease obligations are secured by properties with a net carrying amount of $1,091 million as at December 31, 2003 and $1,122 million as at December 31, 2002.

     During 2003, the Company recorded $47 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($114 million in 2002). An equivalent amount was recorded in debt.

F. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2003 but excluding repayment of the revolving credit facility of $233 million, for the next five years and thereafter, are as follows:

In millions

2004	$483
2005	214
2006	371
2007	147
2008	238
2009 and thereafter	2,972

G. The aggregate amount of debt payable in U.S. currency as at December 31, 2003 is U.S.$3,273 million (Cdn$4,236 million) and U.S.$3,164 million (Cdn$4,987 million) as at December 31, 2002.

11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

  Unlimited number of Common Shares, without par value
  Unlimited number of Class A Preferred Shares, without par value issuable in series
  Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2003, the Company issued 1.9 million shares (1.8 million shares in 2002 and 2.1 million shares in 2001) related to stock options exercised. The total number of common shares issued and outstanding was 189.4 million as at December 31, 2003. (Note 24 – Subsequent events)

In 2002, the Company issued 6.0 million common shares related to the conversion of the Company’s convertible preferred securities.

C. Convertible preferred securities (“Securities”)

On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

     In 1999, the Company had issued 4.6 million 5.25% Securities due on June 30, 2029, at U.S.$50 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase program

In 2002, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee share plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% (6% prior to 2003) of their gross salaries to purchase shares of the Company’s

Canadian GAAP	Canadian National Railway Company	105

common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries. Participation at December 31, 2003 was 8,894 employees (8,911 at December 31, 2002). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 570,140 in 2003, 497,459 in 2002 and 516,726 in 2001, resulting in a pre-tax charge to income of $8 million, $9 million and $8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

B. Mid-term incentive share unit plan

The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004.

     The share units vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. At December 31, 2003, the total number of share units outstanding was 378,372 (419,900 at December 31, 2002), representing a potential compensation cost at June 30, 2004, the award payout date, equal to the number of share units vested on June 30, 2004 multiplied by the Company’s share price on June 30, 2004. For the period ended December 31, 2003, the Company recorded compensation cost of $7 million and no compensation cost was recorded for 2002 and 2001. At December 31, 2003, 86,628 share units (45,100 at December 31, 2002) remained authorized for future issuances under this plan.

C. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2003, an additional 0.8 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time, performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlev-ered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. The total conventional, performance, and performance-accelerated options outstanding at December 31, 2003 were 7.5 million, 1.3 million and 2.0 million, respectively.

Changes in the Company’s stock options are as follows:

	Number of options	Weighted- average exercise price

	In millions

Outstanding at December 31, 2000 (1)	8.9	$34.95
Conversion of WC options	1.0	$58.63
Granted	2.4	$50.65
Canceled and expired	(0.3)	$46.01
Exercised	(2.1)	$30.43

Outstanding at December 31, 2001 (1)(2)	9.9	$43.62
Granted	3.2	$76.78
Canceled and expired	(0.2)	$56.98
Exercised	(1.8)	$39.16

Outstanding at December 31, 2002 (1)(2)	11.1	$53.50
Granted	2.0	$61.42
Canceled and expired	(0.4)	$67.67
Exercised	(1.9)	$39.90

Outstanding at December 31, 2003 (1)(2)	10.8	$55.74

(1)	Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)	Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     Stock options outstanding and exercisable as at December 31, 2003 were as follows:

	Options outstanding			Options exercisable

Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Number of options	Weighted- average exercise price

	In millions			In millions

$13.50 – $23.72	0.2	2	$21.64	0.2	$21.64
$25.75 – $35.01	1.5	5	$33.98	1.1	$33.57
$35.21 – $49.45	2.1	5	$43.91	2.1	$43.91
$50.02	4.0	8	$56.14	0.9	$50.98
$72.03 and above	3.0	8	$76.79	0.7	$76.83

Balance at December 31, 2003 (1)	10.8	7	$55.74	5.0	$47.09

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     At December 31, 2002 and 2001, the Company had 4.9 million and 4.5 million options exercisable at a weighted-average exercise price of $44.01 and $41.86, respectively.

Canadian GAAP	Canadian National Railway Company	106

     Compensation cost for awards of employee stock options granted, modified or settled on or after January 1, 2002 was determined using the fair value based approach in accordance with the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” as explained in Note 2 – Accounting changes. Compensation cost recognized for stock option awards was $43 million and $18 million in 2003 and 2002, respectively. No compensation cost was recognized for stock-based awards in 2001. Disclosures required under the fair value based accounting approach are presented in Note 2 – Accounting changes.

13 Pensions

The Company has retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Pension Plan), unless otherwise specified. The Company’s other pension plans are not significant.

Description of Pension Plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Pension Plan.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2002 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $93 million in each of 2004, 2005 and 2006 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Pension Plan have a fair market value of $11,573 million as at December 31, 2003 ($11,069 million at December 31, 2002). The Pension Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2003 and 2002, by asset category are as follows:

		December 31,
Plan assets by category	Target Allocation	2003	2002

Equity securities	53%	56%	53%
Debt securities	40%	38%	41%
Real estate	4%	3%	3%
Other	3%	3%	3%

	100%	100%	100%

     The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries.

Assumptions

Weighted-average assumptions

	December 31,	2003	2002	2001

To determine benefit obligation
Discount rate		6.00%	6.50%	6.50%
Rate of compensation increase		3.75%	4.00%	4.00%

To determine net periodic benefit cost
Discount rate		6.50%	6.50%	6.50%
Rate of compensation increase		4.00%	4.00%	4.25%
Expected return on plan assets		8.00%	9.00%	9.00%

     To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost (income) applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized

Canadian GAAP	Canadian National Railway Company	107

gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans

(a) Change in benefit obligation

In millions	Year ended December 31,	2003	2002

Benefit obligation at beginning of year		$11,243	$11,156
Interest cost		712	714
Actuarial (gain) loss		478	(92)
Service cost		94	99
Plan participants’ contributions		60	61
Foreign currency changes		(21)	(1)
Benefit payments and transfers		(691)	(694)

Benefit obligation at end of year		$11,875	$11,243

(b) Change in plan assets

In millions	Year ended December 31,	2003	2002

Fair value of plan assets at beginning of year		$11,182	$11,763
Employer contributions		86	92
Plan participants’ contributions		60	61
Foreign currency changes		(15)	(1)
Actual return on plan assets		1,049	(39)
Benefit payments and transfers		(691)	(694)

Fair value of plan assets at end of year		$11,671	$11,182

(c) Funded status

In millions	December 31,	2003	2002

Deficiency of fair value of plan assets
over benefit obligation at end of year (1)		$(204)	$(61)
Unrecognized net actuarial loss (1)		522	282
Unrecognized net transition obligation		–	19
Unrecognized prior service cost		93	113

Net amount recognized as Prepaid benefit cost (Note 6)		$411	$353

(1) Subject to future reduction for gain sharing under the terms of the plan.

The accumulated benefit obligation for all defined benefit pension plans was $11,256 million and $10,847 million at December 31, 2003 and 2002, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with an accumulated benefit obligation in excess of plan assets were $103 million, $98 million, and $74 million, respectively, as at December 31, 2003, and $116 million, $112 million, and $77 million, respectively, as at December 31, 2002.

(d) Components of net periodic benefit cost (income)

In millions	Year ended December 31,	2003	2002	2001

Service cost		$94	$99	$92
Interest cost		712	714	701
Amortization of net transition obligation		19	20	20
Amortization of prior service cost		20	20	20
Expected return on plan assets		(819)	(874)	(846)
Recognized net actuarial loss		2	1	–

Net periodic benefit cost (income)		$28	$(20)	$(13)

(e) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2004	$725
2005	743
2006	762
2007	780
2008	800
Years 2009 to 2013	4,000

14 Workforce reduction charges

In 2002, the Company announced 1,146 job reductions in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. In 2001, a charge of $98 million, $62 million after tax, was recorded for the reduction of 690 positions. Reductions relating to these charges were 388 in 2001, 433 in 2002, with the remainder completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

15 Interest expense

In millions	Year ended December 31,	2003	2002	2001

Interest on debt and capital leases		$318	$353	$314
Interest income		(1)	–	(2)

		$317	$353	$312

Cash interest payments		$327	$390	$307

Canadian GAAP	Canadian National Railway Company	108

16 Other income

In millions	Year ended December 31,	2003	2002	2001

Gain on disposal of properties		$56	$41	$53
Equity in earnings of English Welsh
and Scottish Railway (Note 6)		17	33	8
Investment income		1	18	22
Foreign exchange gain (loss)		(3)	12	7
Gain on sale of interest in
Detroit River Tunnel Company (A)		–	–	101
Write-down of investment in
360networks Inc. (B)		–	–	(99)
Net real estate costs		(19)	(15)	(20)
Other		(31)	(13)	(7)

		$21	$76	$65

A. In March 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $82 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

B. In June 2001, the Company recorded a charge of $99 million, $77 million after tax, to write down 100% of its net investment in 360networks Inc. and subsequently sold all of its shares.

17 Income taxes

The Company’s consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2003	2002	2001

Federal tax rate		24.1%	26.1%	28.1%
Income tax expense at the statutory
Federal tax rate		$(258)	$(219)	$(314)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(144)	(97)	(134)
Deferred income tax adjustments
due to rate enactments		(33)	–	–
Gain on disposals and dividends		11	6	27
Adjustments to prior years’ income taxes (1)		44	–	–
Other		42	42	29

Income tax expense		$(338)	$(268)	$(392)

(1) Adjustments relating mainly to the resolution of matters pertaining to prior years’ income taxes.

In millions	Year ended December 31,	2003	2002	2001

Income before income taxes
Canada		$1,052	$882	$955
U.S.		20	(61)	164

		$1,072	$821	$1,119

Current income taxes
Canada		$(94)	$(130)	$(99)
U.S.		(12)	18	14

		$(106)	$(112)	$(85)

Deferred income taxes
Canada		$(244)	$(161)	$(226)
U.S.		12	5	(81)

		$(232)	$(156)	$(307)

Cash payments for income taxes		$86	$65	$63

     Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2003	2002

Deferred income tax assets
Workforce reduction provisions		$81	$144
Accruals and other reserves		252	263
Post-retirement benefits		106	99
Losses and tax credit carryforwards		81	69

		520	575

Deferred income tax liabilities
Prepaid benefit cost for pensions		147	126
Properties and other		3,613	4,152

		3,760	4,278

Total net deferred income tax liability		$3,240	$3,703

Total net deferred income tax liability
Canada		$630	$436
U.S.		2,610	3,267

		$3,240	$3,703

Total net deferred income tax liability		$3,240	$3,703
Net current deferred income tax asset		125	122

Long-term deferred income tax liability		$3,365	$3,825

     It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2003, the Company had $187 million of operating loss carryforwards available to reduce the future taxable income of its U.S. operations, expiring between 2010 and 2023.

Canadian GAAP	Canadian National Railway Company	109

     The Company recognized tax credits of $15 million in 2003 for research and development expenditures ($9 million in 2002 for research and development expenditures and $35 million in 2001 for investment tax credits) not previously recognized, which reduced the cost of properties.

18 Segmented information

The Company operates in one business segment with operations in Canada and the United States.

Information on geographic areas

In millions	Year ended December 31,	2003	2002	2001

Revenues
Canadian rail		$3,707	$3,726	$3,675
U.S. rail		2,177	2,384	1,977

		$5,884	$6,110	$5,652

In millions	December 31,		2003	2002

Properties
Canadian rail			$6,376	$6,274
U.S. rail			8,782	10,624

			$15,158	$16,898

19 Earnings per share

	Year ended December 31,	2003	2002	2001

Basic earnings per share		$3.84	$2.78	$3.72
Diluted earnings per share		$3.79	$2.73	$3.62

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2003	2002	2001

Net income		$734	$553	$727
Dividends on convertible preferred securities (Note 11)		–	6	12

		$734	$547	$715

Weighted-average shares outstanding		191.2	196.7	192.1
Effect of dilutive securities and stock options		2.6	6.1	8.9

Weighted-average diluted shares outstanding		193.8	202.8	201.0

     For the years ended December 31, 2003 and 2002, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 4.5 million and 3.2 million, respectively. (Note 24 – Subsequent events)

20 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2003, the Company’s commitments under operating and capital leases were $874 million and $1,141 million, respectively. Minimum lease payments in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2004	$181	$155
2005	147	107
2006	127	75
2007	111	117
2008	79	41
2009 and thereafter	229	646

	$874	1,141
Less: imputed interest on capital leases at rates
ranging from approximately 1.9% to 11.9%		395

Present value of minimum lease payments
at current rate included in debt		$746

     Rent expense for operating leases was $230 million, $269 million and $258 million for the years ended December 31, 2003, 2002 and 2001, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $211 million. Furthermore, as at December 31, 2003, the Company had outstanding information technology service contracts of $21 million and agreements with fuel suppliers to purchase approximately 34% of its anticipated 2004 volume and 12% of its anticipated 2005 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries,

Canadian GAAP	Canadian National Railway Company	110

including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     In 2003, the Company’s expenses for personal injury and other claims, net of recoveries, were $127 million ($393 million in 2002 and $78 million in 2001) and payments for such items were $126 million ($156 million in 2002 and $149 million in 2001). As at December 31, 2003, the Company had aggregate reserves for personal injury and other claims of $590 million ($664 million at December 31, 2002).

     Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommis-sioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     In 2003, the Company’s expenses relating to environmental matters, net of recoveries, were $6 million ($6 million in 2002 and $7 million in 2001) and payments for such items were $12 million ($16 million in 2002 and $14 million in 2001). As at December 31, 2003, the Company had aggregate accruals for environmental costs of $83 million ($106 million as at December 31, 2002). The Company anticipates that the majority of the liability at December 31, 2003 will be paid out over the next five years.

     In addition, related environmental capital expenditures were $23 million in 2003 and $19 million in both 2002 and 2001. The Company expects to incur capital expenditures relating to environmental matters of approximately $14 million in 2004, $12 million in 2005 and $10 million in 2006.

Canadian GAAP	Canadian National Railway Company	111

E. Guarantees

Effective January 1, 2003, the Company is required to disclose its obligations undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2003, the maximum exposure in respect of these guarantees was $78 million for which the Company has not recorded a liability as the Company does not expect to make any payments pertaining to the guarantees of these leases. In 2003, the Company issued guarantees for which the fair value at December 31, 2003 was $2 million. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2003, the maximum potential liability under these guarantees was $411 million of which $334 million was for workers’ compensation and other employee benefits and $77 million was for equipment under leases and other.

     As at December 31, 2003, the Company had not recorded a liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2004 and 2007.

F. Indemnifications

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     In 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees. There are no recourse provisions to recover any amounts from third parties.

Canadian GAAP	Canadian National Railway Company	112

21 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company’s counterparties was immaterial at December 31, 2003. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At December 31, 2003, the Company had hedged approximately 52% of the estimated 2004 fuel consumption, representing approximately 196 million U.S. gallons at an average price of U.S.$0.63 per U.S. gallon, and 25% of the estimated 2005 fuel consumption, representing approximately 95 million U.S. gallons at an average price of U.S.$0.66 per U.S. gallon.

     Realized gains and losses from the Company’s fuel hedging activities, which are recorded in fuel expense, were a $49 million gain, a $3 million gain, and a $6 million loss for the years ended December 31, 2003, 2002 and 2001, respectively. As a result of fuel hedging activities, the Company had an unrealized gain of $38 million at December 31, 2003 compared to an unrealized gain of $30 million at December 31, 2002.

(iii) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar denominated long-term debt are recorded in Currency translation, which forms part of Shareholders’ equity.

(iv) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets and deferred charges:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company’s proportionate share of its net assets. The Company also has an equity investment for which the fair value was estimated based on future discounted cash flows.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2003 and 2002 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2003		December 31, 2002

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Investments	$367	$420	$380	$440

Financial liabilities
Long-term debt
(including current portion)	$4,658	$5,128	$5,577	$5,738

Canadian GAAP	Canadian National Railway Company	113

22 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects, with U.S. GAAP except as follows:

A. Reconciliation of net income

The application of U.S. GAAP would have the following effects on the net income as reported:

In millions	Year ended December 31,	2003	2002	2001

Net income – Canadian GAAP		$734	$553	$727
Adjustments in respect of:
Property capitalization, net of depreciation		384	363	339
Interest on convertible preferred securities		–	(9)	(19)
Stock-based compensation cost		27	9	(19)
Income tax rate enactments		(46)	–	122
Income tax expense on current year
U.S. GAAP adjustments		(133)	(116)	(110)

Income before cumulative effect of change
in accounting policy		$966	$800	$1,040
Cumulative effect of change in accounting
policy (net of applicable taxes)		48	–	–

Net income – U.S. GAAP		$1,014	$800	$1,040

(i) Property capitalization

Under Canadian GAAP, the accounting practices for Properties are subject to the regulations of the Canadian Transportation Agency (CTA) and, as such, the Company capitalizes only the material component of track replacement costs, to the extent it meets the Company’s minimum threshold for capitalization. Under U.S. GAAP, the labor, material and related overheads are capitalized. Furthermore, the Company capitalizes under U.S. GAAP all major expenditures for work that extends the useful life and/or improves the functionality of bridges and other structures and freight cars. Effective January 1, 2004, pursuant to CICA Section 1100, “Generally Accepted Accounting Principles,” the Company will no longer be permitted to follow the regulations of the CTA, and as such, any transactions occurring on or after the date of adoption will be accounted for similarly under U.S. and Canadian GAAP. See Note 1 (p) Recent accounting pronouncements.

(ii) Stock-based compensation cost

As explained in Note 2, effective January 1, 2003, the Company adopted the fair value based approach of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

(iii) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the interest on the Securities until July 3, 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

(iv) Income tax expense

In 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in the Consolidated Statement of Income and Other comprehensive income, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million. The difference in the expense recorded reflects a larger net deferred tax liability position under U.S. GAAP. In 2001, under U.S. GAAP, the Company recorded a reduction to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, a deferred income tax recovery of $122 million was recorded in the Consolidated Statement of Income and a deferred income tax expense of $32 million was recorded in Other comprehensive income. For Canadian GAAP purposes, there was no adjustment in 2001 as the impact resulting from lower corporate tax rates was accounted for in 2000 when the rates were substantively enacted.

B. Earnings per share

The earnings per share calculation under Canadian GAAP differs from U.S. GAAP due to differences in the earnings figures:

(i) Basic earnings per share

	Year ended December 31,	2003	2002	2001

Income before cumulative effect of change
in accounting policy – U.S. GAAP		$5.05	$4.07	$5.41
Cumulative effect of change in accounting policy		0.25	–	–

Net income – U.S. GAAP		$5.30	$4.07	$5.41

Weighted-average number of common shares
outstanding (millions) – U.S. GAAP		191.2	196.7	192.1

Canadian GAAP	Canadian National Railway Company	114

(ii) Diluted earnings per share

Year ended December 31,	2003	2002	2001

Income before cumulative effect of change
in accounting policy – U.S. GAAP	$4.99	$3.97	$5.23
Cumulative effect of change in accounting policy	0.24	–	–

Net income – U.S. GAAP	$5.23	$3.97	$5.23

Weighted-average number of common shares
outstanding (millions) – U.S. GAAP	193.8	202.8	201.0

C. Reconciliation of significant balance sheet items

(i) Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

     Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

     Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

     Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess would have been allocated to Capital stock followed by Retained earnings.

     For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive income, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(ii) Minimum pension liability adjustment

In 2003, 2002 and 2001, one of the Company’s pension plans had an accumulated benefit obligation in excess of the fair value of the plan assets. Under U.S. GAAP, this gave rise to an additional minimum pension liability. In 2002 and 2001, an intangible asset was recognized up to the amount of the unrecognized prior service cost and the difference has been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

(iii) Derivative instruments

On January 1, 2001, under U.S. GAAP, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” In accordance with these statements, the Company has recorded in its balance sheet the fair value of derivative instruments used to hedge a portion of the Company’s fuel requirements. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt.

Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

(v) Cumulative effect of change in accounting policy

Under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), are effective for the Company’s fiscal year beginning January 1, 2004. Upon adoption, the Company does not expect the recommendations of Section 3110 to have an initial material impact on its financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

Canadian GAAP	Canadian National Railway Company	115

(vi) The application of U.S. GAAP would have a significant effect on the following balance sheet items as reported:

In millions	December 31,	2003	2002

Current assets – Canadian GAAP		$1,092	$1,163
Fuel derivative instruments		33	29
Other		2	–

Current assets – U.S. GAAP		$1,127	$1,192

Properties – Canadian GAAP		$15,158	$16,898
Property capitalization, net of depreciation		3,072	2,783
Cumulative effect of change in accounting policy		75	–

Properties – U.S. GAAP		$18,305	$19,681

Other assets and deferred charges – Canadian GAAP		$900	$863
Fuel derivative instruments		5	1
Intangible asset		–	1

Other assets and deferred charges – U.S. GAAP		$905	$865

Deferred income tax liability – Canadian GAAP		$3,365	$3,825
Cumulative effect of prior years’ adjustments to income		1,071	955
Income taxes on current year U.S. GAAP adjustments to income		133	116
Cumulative effect of change in accounting policy		27	–
Income taxes on translation of U.S. to Canadian GAAP adjustments		(15)	16
Income taxes on minimum pension liability adjustment		(10)	(13)
Income taxes on fuel derivative instruments		12	10
Income tax rate enactments		(38)	(86)
Other		5	3

Deferred income tax liability – U.S. GAAP		$4,550	$4,826

Other liabilities and deferred credits – Canadian GAAP		$1,208	$1,335
Stock-based compensation		20	33
Minimum pension liability adjustment		30	38

Other liabilities and deferred credits – U.S. GAAP		$1,258	$1,406

In millions	December 31,	2003	2002

Capital stock – Canadian GAAP		$3,530	$3,576
Capital reorganization		1,300	1,300
Stock-based compensation		17	31
Foreign exchange loss on convertible preferred securities		12	12
Costs related to the sale of shares		(33)	(33)
Share repurchase program		(162)	(101)

Capital stock – U.S. GAAP		$4,664	$4,785

Contributed surplus – Canadian GAAP		$166	$175
Dividend in kind with respect to land transfers		248	248
Costs related to the sale of shares		33	33
Other transactions and related income tax effect		18	18
Share repurchase program		24	15
Capital reorganization		(489)	(489)

Contributed surplus – U.S. GAAP		$–	$–

Currency translation – Canadian GAAP		$(38)	$132
Unrealized foreign exchange gain (loss) on
U.S. to Canadian GAAP adjustments, net of applicable taxes		(63)	1
Fuel derivative instruments, net of applicable taxes		26	20
Income tax rate enactments		(34)	(32)
Minimum pension liability adjustment, net of applicable taxes		(20)	(24)

Accumulated other comprehensive income (loss) – U.S. GAAP		$(129)	$97

Retained earnings – Canadian GAAP		$2,822	$2,744
Cumulative effect of prior years’ adjustments to income		1,696	1,449
Cumulative effect of change in accounting policy		48	–
Current year adjustments to net income		232	247
Share repurchase program		138	86
Cumulative dividend on convertible preferred securities		38	38
Capital reorganization		(811)	(811)
Dividend in kind with respect to land transfers		(248)	(248)
Other transactions and related income tax effect		(18)	(18)

Retained earnings – U.S. GAAP		$3,897	$3,487

Canadian GAAP	Canadian National Railway Company	116

23 Selected quarterly and annual financial data

Quarterly financial data – unaudited

In millions, except per share data

	2003				2002
	First	Second	Third	Fourth	First	Second	Third	Fourth (1)

Revenues	$1,496	$1,463	$1,413	$1,512	$1,509	$1,551	$1,503	$1,547
Operating income	$341	$335	$329	$363	$369	$380	$357	$(8)
Net income	$180	$177	$208	$169	$208	$207	$182	$(44)

Basic earnings per share	$0.92	$0.93	$1.10	$0.89	$1.06	$1.05	$0.91	$(0.22)
Diluted earnings per share	$0.91	$0.91	$1.08	$0.88	$1.02	$1.02	$0.90	$(0.22)

Dividend declared per share	$0.250	$0.250	$0.250	$0.250	$0.215	$0.215	$0.215	$0.215

Average share price	$62.87	$67.55	$71.17	$77.22	$77.41	$76.91	$70.25	$65.74

(1)	In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S. personal injury and other claims and a charge for workforce reductions of $120 million ($79 million after tax).

Annual financial data

In millions, except per share data	2003	2002	2001

Financial results
Revenues	$5,884	$6,110	$5,652
Net income	$734	$553	$727

Basic earnings per share	$3.84	$2.78	$3.72
Diluted earnings per share	$3.79	$2.73	$3.62

Dividend declared per share	$1.00	$0.86	$0.78

Financial position
Total assets	$17,150	$18,924	$18,788
Total long-term financial liabilities	$8,748	$10,163	$10,789

Common shares	$3,530	$3,576	$3,209
Number of issued and outstanding common shares	189.4	197.5	192.7

Convertible preferred securities	$–	$–	$327
Number of issued and outstanding
convertible preferred securities	–	–	4.6

24 Subsequent events

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which is to be effected in the form of a stock dividend of one-half additional common share of CN payable for each share outstanding on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS)

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders. Under the plan, EWS is offering shareholders the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders will receive cash and 8% notes, due in 2009. Although the notes are due in five years, EWS has the right to redeem all or any part of the outstanding notes at their principal amount together with accrued but unpaid interest up to the date of repayment. The payout of cash and issuance of notes by EWS under the plan is expected in the first quarter of 2004.

     At December 31, 2003, CN owned 43.7 million shares, or approximately 40% (approximately 37% on a fully diluted basis) of EWS. CN has elected to have the maximum allowable number of shares cancelled under the plan. As a result of the share cancellation plan, CN will receive £81.6 million (or approximately Cdn$188 million) from EWS, of which £23.9 million (or approximately Cdn$55 million) will be in the form of EWS notes. After the EWS share cancellation is complete, CN’s ownership of EWS will be approximately 31% on a fully diluted basis.

25 Comparative figures

Certain figures, previously reported for 2002 and 2001, have been reclassified to conform with the basis of presentation adopted in the current year.

Canadian GAAP	Canadian National Railway Company	117

The CN Pension Plan and the CN 1935 Pension Plan

General review

Trustee

CIBC Mellon Trust Company (CIBC Mellon) is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds, or Funds). As Trustee, CIBC Mellon performs certain duties which include holding legal title to the assets of the Funds and providing a certificate confirming that Canadian National Railway Company (CN), as Administrator, complied with the provisions of the CN Pension Plan, the CN 1935 Pension Plan and the Pension Benefits Standards Act, 1985 and its regulations. The checks and direct deposit payments in respect of these plans were issued in the name of the CN Pension Trust Funds from bank accounts in the name of CIBC Mellon, Trustee of the CN Pension Trust Funds.

Administration of the pension plans

Overall accountability for the pension and benefit administration is the responsibility of CN. Mercer Human Resource Consulting, an employee benefits consulting firm, performs agreed-on pension and benefit administration services on behalf of CN.

Pension benefits

A. Pension improvements

For the year 2003, pensions were indexed at 75% of inflation rather than 60% of inflation. Retirees and survivors who met the eligibility requirements saw their 2003 pension increase by 1.275% instead of 1.02% on the first $3,250 of basic monthly pension. This was a lifetime pension benefit increase.

B. Indexation agreement and escalation account

As a result of the indexation agreement negotiated with the railway unions in 1989 and improvements to such agreement negotiated in 1992 and 1998, approximately 40,700 retirees and surviving spouses received permanent pension increases in 2003. These increases amounted to 1.275% on the first $3,250 of basic CN monthly pension, with a guaranteed minimum monthly pension increase of $9.00 for eligible retirees and $4.50 for eligible surviving spouses.

     Under this indexation agreement, effective January 1, 1989, 50% of the experience gains or losses related to pensioners are accounted for separately in the Escalation Account. Net experience gains are used to pay for indexation of pensions above the minimum up to the maximum annual amount. The maximum annual indexation for eligible retirees and survivors is 60% (75% for the 2003 and 2002 indexation) of the increase in the Consumer Price Index (CPI) to a maximum increase in CPI of 6%, with an annual limit on the amount of pension which can be indexed.

     The Pension Committee may recommend additional benefits for pensioners, financed through the Escalation Account, if the positive balance in the account exceeds a certain threshold. These additional benefits are subject to approval by CN’s Board of Directors.

       In 2002, CN’s Board of Directors had approved the Pension Committee’s recommendation to increase maximum indexation for 2003 only, effective January 1, 2003 as indicated under section A. Pension improvements. The value of such improvements was charged to the Escalation Account in the 2002 funding valuation.

C. Improvement accounts

Effective January 1, 1998, the unions and CN agreed to share the experience gains or losses resulting from investment earnings related to active unionized members of the CN Pension Plan, based on the same concept as the indexation agreement. Under this agreement, annual calculations will determine the amount of experience gains or losses to be credited (debited) to an account referred to as the Unionized Employees’ Improvement Account. The balance of such account, if positive, may be used to improve benefits of unionized active members or reduce their contributions, as recommended by the Pension Committee and approved by CN’s Board of Directors. The improvement account concept was also extended to non-unionized members and separate accounts were created for unionized and non-unionized members.

Annual pension statements

As required by the Pension Benefits Standards Act, 1985 and to keep employees who are members of the CN Pension Plan and the CN 1935 Pension Plan updated annually on their personal entitlement, personalized pension statements were prepared as at December 31, 2002 and distributed by June 2003.

Canadian GAAP	Canadian National Railway Company	118

Services to pensioners

A. Direct deposit

The Direct Deposit System (DDS) is available to all retirees and survivors. Under this system, the monthly pension benefit is deposited directly into the individual’s personal account. An itemized pension pay stub is sent to the individual at the time of their first DDS payment, each January thereafter and whenever the gross or net amount changes. About 40,300 pensioners used this service in 2003.

B. Toll-free help lines

Approximately 43,300 calls were handled in 2003 through the central toll-free help line (1-800-361-0739). Staff handling the toll-free telephone line have ready access to records and information required for quick, efficient and accurate responses to most callers’ needs – in both of Canada’s official languages.

Trustee’s report

To the Administrator and the Members of the CN Pension Plan and the CN 1935 Pension Plan

We, CIBC Mellon Trust Company, are the Trustee of the Canadian National Railways Pension Trust Funds (“CN Pension Trust Funds”).

     As Trustee, we have appointed KPMG LLP to examine identified systems, procedures and internal controls used in respect to the custody, investment, and administration of the assets of the CN Pension Trust Funds, the administration of the CN Pension Plan and the CN 1935 Pension Plan (“1935 Plan”), and the performance of the Canadian National Railway Company (“CN”) as Administrator of the CN Pension Plan and the 1935 Plan for the year ended December 31, 2003.

     Our examination included such tests and procedures as were considered necessary in the circumstances taking into consideration the requirements of the Trust Deeds and our experience in the Canadian pension industry.

     In our opinion, based on the reasonable, but not absolute, degree of assurance obtained from the examination performed, the aforementioned systems, procedures and internal controls used by CN as Administrator, operated effectively during the year ended December 31, 2003 and complied with the objectives of the Pension Benefits Standards Act, 1985 and its Regulations.

(signed)
CIBC Mellon Trust Company
 Trustee of the Canadian National Railways
Pension Trust Funds

Toronto, January 27, 2004

Canadian GAAP	Canadian National Railway Company	119

Actuary’s report

To the Board of Directors of
Canadian National Railway Company

We have conducted actuarial valuations for funding purposes as at December 31, 2002 for the CN Pension Plan and the CN 1935 Pension Plan.

     As at December 31, 2002, these valuations revealed a consolidated actuarial liability of $10,848 million, a consolidated surplus of $374 million and a current service cost net of plan members’ contributions of $88 million in 2003. The next actuarial valuations will be conducted as at December 31, 2005, at the latest.

      In my opinion, for the purposes of the valuations,

  the data on which these valuations were based were sufficient and reliable, the assumptions are, in aggregate, appropriate, and
  the methods employed in the valuations are appropriate.

     We have also conducted actuarial valuations for accounting purposes as at December 31, 2002 for the CN Pension Plan and the CN 1935 Pension Plan.

     These valuations were made in accordance with the requirements of Section 3461 of the Handbook of the Canadian Institute of Chartered Accountants (CICA). They revealed a consolidated actuarial liability of $11,022 million based on CN’s best estimate assumptions selected for accounting purposes as at December 31, 2002.

     The difference between the results of the actuarial valuations conducted for funding purposes and those conducted for accounting purposes is mainly due to the CICA Section 3461 requirement to use an interest rate inherent in the amount at which the actuarial liability could be settled at the date of valuation.

     Both valuations have been prepared and, my opinions given, in accordance with accepted actuarial practice.

(signed)
Bernard Morency
Fellow of the Canadian Institute of Actuaries
Mercer Human Resource Consulting Limited

Montreal, January 27, 2004

Auditors’ report

To the Board of Directors of
Canadian National Railway Company

We have audited the consolidated statement of net assets of the CN Pension Plan and the CN 1935 Pension Plan as at December 31, 2003 and the consolidated statement of changes in net assets for the year then ended. These financial statements are the responsibility of the Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the net assets of the CN Pension Plan and the CN 1935 Pension Plan as at December 31, 2003 and the changes in their net assets for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed)
KPMG LLP
Chartered Accountants

Montreal, Canada
January 27, 2004

Canadian GAAP	Canadian National Railway Company	120

Consolidated Statement of Net Assets at Market Value

In millions As at December 31,	2003	2002

Bonds	$3,453	$4,096
Mortgages	289	319
Real estate	338	318
Oil and gas	752	657
Equities	6,457	5,565
Cash and short-term investments	282	143

	11,571	11,098
Receivable from Canadian National Railway Company	4	4
Net other assets (liabilities)	22	(9)

	$11,597	$11,093

On behalf of the Board:

David G.A. McLean Director	E. Hunter Harrison Director

See accompanying notes to consolidated financial statements.

The CN Pension Plan and the CN 1935 Pension Plan 121

Consolidated Statement of Changes in Net Assets at Market Value

In millions Year ended December 31,	2003	2002

Net assets at market value, beginning of year	$11,093	$11,671

Investment income
Bonds	222	240
Mortgages	20	23
Real estate	11	10
Oil and gas	70	52
Equities	111	84
Short-term investments	8	14

	442	423
Less administrative expenses	(19)	(19)

Investment income before net gain (loss) on sale of investments	423	404
Net gain (loss) on sale of investments	150	(167)

Total investment income	573	237

Unrealized appreciation (depreciation) in value of investments	465	(268)

Contributions
Employees	72	61
Company	76	74

Total contributions	148	135

Disbursements for members
Pension benefits paid	(661)	(645)
Refunds	(34)	(37)

Total disbursements for members	(695)	(682)

Transfers	13	–

Net increase (decrease)	504	(578)

Net assets at market value, end of year	$11,597	$11,093

See accompanying notes to consolidated financial statements.

The CN Pension Plan and the CN 1935 Pension Plan 122

Notes to Consolidated Financial Statements

1 Description of plans

These consolidated financial statements cover two pension plans, the CN Pension Plan and the CN 1935 Pension Plan (CN Plans), and include the accounts of the Canadian National Railways Pension Trust Funds and its wholly owned companies. All references in these financial statements to the “Company” refer to Canadian National Railway Company, which is the Administrator of the CN Plans. The CN 1935 Pension Plan is for a closed group of members and represents less than 1% of the pension obligation of the plans. Therefore, the following is a summarized description of the CN Pension Plan only. Please refer to the rules of the CN Pension Plan for additional information.

A. General

The CN Pension Plan (the Plan) is a contributory defined benefit pension plan generally applicable for employees from the first day of employment. Under this Plan, employees contribute between 4.3% and 4.7% (5.48% and 5.88% prior to January 1, 2002) of earnings up to the Year’s Maximum Pensionable Earnings (YMPE) under the Canada or Quebec Pension Plan and between 6.3% and 6.7% (6.98% and 7.38% prior to January 1, 2002) of earnings in excess of the YMPE up to a maximum of $4,981 in 2003. Participants are not required to make contributions after 35 years of pensionable service. Company contributions are determined on the basis of actuarial valuations done at least on a triennial basis in accordance with the requirements of the Pension Benefits Standards Act, 1985 and Regulations thereunder.

B. Pensions

Pensions are based on the employee’s average pensionable earnings for the best five consecutive calendar years or the last 60 months of employment at the rate of 2% for each year of pensionable service prior to January 1, 1966, 1.7% for each year of pensionable service thereafter up to the average YMPE over the last 60 months and 2% of the excess of such average pensionable earnings over the average YMPE. The maximum annual pension payable is $1,715 multiplied by the pensionable service of the member. Pensionable service is limited to 35 years.

C. Retirement age

The normal retirement age is 65. However, with the Company’s consent, employees who are at least 55 years of age and have 85 points (age plus pensionable service) are entitled to an early retirement pension without reduction. Employees with less than 85 points can retire anytime from age 55 with a reduction in their pension of 0.5% for each month (6% per year) between their date of retirement and their 65th birthday.

D. Disability pensions

A member with 10 years of pensionable service who is declared either unfit to perform his/her usual employment with the Company due to a permanent disability which occurred prior to 1992, or totally and permanently disabled due to a disability which occurred after 1991, may, subject to certain conditions, apply for an immediate reduced or unreduced pension. Any declarations in respect of a member’s disability are the responsibility of CN’s Chief Medical Officer. The disability pension may be adjusted to take into account benefits payable under a long-term disability plan or under a Workers’ Compensation Act of any province.

E. Pre-retirement survivors’ pensions and death refunds

A survivor’s pension is payable to the eligible spouse of a member who had a minimum of two years of plan membership upon his/her death. Otherwise, a death refund is payable to the spouse, or, if there is no spouse, to the estate of the member.

F. Post-retirement survivors’ pensions and estate settlements

Upon the death of a retiree who had an eligible spouse at retirement, either 55% or 60% of the basic pension of the retiree is payable to that spouse during his/her lifetime depending on the option elected at retirement. The survivor pension is guaranteed for the first 10 years after retirement. If the retiree and the surviving spouse, if any, die in the first 10 years after retirement, the survivor pension will be payable to the estate of the retiree until the 10-year period is over.

G. Termination benefits

Upon termination of service, a member is entitled to either his/her contributions with interest, the value of his/her benefits accrued under the Plan or a deferred pension, or a combination of the above, depending on his/her age, pensionable service and years of membership at termination.

H. Income taxes

The Plan is registered under the Income Tax Act and Regulations. Contributions to the Plan are tax deductible to the Company and investment income of the Canadian National Railways Pension Trust Funds is not taxable in Canada. Investment income earned in certain foreign countries is subject to withholding taxes in those countries.

The CN Pension Plan and the CN 1935 Pension Plan 123

2 Summary of significant accounting policies

A. Basis of presentation

These consolidated financial statements are prepared on a market value basis, in accordance with generally accepted accounting principles in Canada for pension plans. Management is required to make estimates and assumptions that affect the reported amounts at the date of the financial statements. Actual results could differ from these estimates. These financial statements present the aggregate financial position of the CN Plans as a separate financial reporting entity independent of the sponsor and plan members, and are prepared to assist plan members and others in reviewing the activities of the CN Plans for the year and, as such, do not portray the funding requirements of the CN Plans nor the benefit security of individual members.

B. Investments

Investment transactions are recorded at the point when the risks and rewards of ownership are transferred. Publicly traded securities are recorded on the trade date.

     Investments are stated at market value, which is determined using publicly quoted prices where available. When such prices are not available, market values are estimated on the basis of the present value of estimated future net cash flows, the market value of comparable assets, or the breakup value of underlying assets.

Market values of investments are determined as follows:

(i)	Bonds are valued using the closing market price as at December 31.

(ii)	Mortgages are valued using current market yields of financial instruments of similar maturity and at appropriate spreads from instruments of comparable quality.

(iii)	Real estate consists of land and buildings. Land is valued using the market value of comparable assets, and buildings are valued using the present value of estimated future net cash flows and the market value of comparable assets. Independent valuations of land and buildings are performed triennially.

(iv)	Oil and gas reserves are valued using the present value of estimated future net cash flows, which are based on projected production, prices, and costs. Land is valued using the market value of comparable assets. Trust units and equities are valued using the closing market price as at December 31.

(v)	Equities are valued using the closing market price as at December 31.

(vi)	Short-term investments and other assets are valued at cost, which approximates market value.

(vii)	Listed derivative financial instruments are valued using the market settlement price as at December 31. Unlisted derivative financial instruments are valued using the present value of future net cash flows determined by using closing market levels and interest rates for instruments of similar maturity and credit risk.

     The change in market value has been segregated in the Consolidated Statement of Changes in Net Assets at Market Value between net gain (loss) on sale of investments during the year and the unrealized appreciation (depreciation) in value of investments, which represents the balance of the change in market value of investments for the year.

C. Income recognition

Dividends are accrued on the ex-dividend date; income from other investments is accrued as earned. Gains or losses realized on the sale of investments are recognized on the dates of sales, are calculated based on the average cost of the assets and are included in the Consolidated Statement of Changes in Net Assets at Market Value as a net gain (loss) on sale of investments.

D. Foreign exchange

Assets and liabilities denominated in foreign currencies are translated using current rates as at December 31 or at the forward foreign exchange contract rates for investments that are hedged. Foreign dividends and interest income are translated at the rates prevailing when accrued.

     Unrealized foreign exchange gains and losses on investments incurred during the year are included in unrealized appreciation (depreciation) in value of investments. The net gain (loss) on sale of investments denominated in foreign currencies includes the foreign exchange gain or loss realized on the transaction.

E. Contributions

Contributions from employees are recorded in the period in which the Company makes payroll deductions. The contributions from the Company, as determined by the latest actuarial valuations, are recorded using the accrual method.

F. Transfers

Transfers to/from other funds are accounted for in the period in which the value of the transfers can be reasonably estimated.

The CN Pension Plan and the CN 1935 Pension Plan 124

3 Investments

Investments consist of securities, assets or financial instruments where the CN Plans’ original intention is to hold to maturity or until market conditions render alternative investments more attractive. Significant information related to investments as at December 31 is as follows:

Real estate

Real estate, which consists of land and buildings, is presented net of related mortgage debt of $83 million ($84 million in 2002).

Market risk

Market risk is the risk that the value of an investment will fluctuate as a result of changes in market prices whether those changes are caused by factors specific to the individual investment or its issuer, or factors affecting all securities traded in the market. The CN Plans’ policy is to invest in a diversified portfolio of investments, based on criteria established in the Statement of Investment Policies and Procedures, and may include the use of derivative financial instruments to mitigate the impact of market risk.

     Equities are diversified by issuer and by industry. The most significant allocations to individual issuers or industry sectors are limited to 3.4% and 21.6% (4.2% and 15.2% in 2002), respectively.

Foreign currency risk

Foreign currency exposure arises from investments denominated in currencies other than the Canadian dollar. Fluctuations in foreign currency rates can result in a positive or negative impact on the fair value of investments. The CN Plans’ exposure to currencies, as a proportion of total assets and after taking into account the effect of foreign currency derivatives positions, is as follows:

	As at December 31,	2003	2002

Canada		72%	78%
United States of America		13%	11%
Euro zone		4%	3%
United Kingdom		2%	2%
Japan		4%	2%
Other		5%	4%

Total		100%	100%

Interest rate risk

Interest rate risk represents the risk that the market value of investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the CN Plans. The impact of a one percent increase in interest rates on the market value of interest-rate-sensitive investments is estimated to be $249 million ($296 million in 2002).

     The term to maturity of interest rate sensitive investments and liabilities, based on contractual repricing dates, is as follows:

In millions, except percentage data As at December 31,			2003			2002

	Term to maturity			Total	Average effective yield	Total	Average effective yield
	Within 1 year	1 to 5 years	Over 5 years

Short-term investments	$272	$–	$–	$272	2.05%	$132	2.78%
Bonds	56	1,286	2,111	3,453	4.49%	4,096	4.59%
Mortgages	-	82	207	289	5.19%	319	5.44%

Total investments	$328	$1,368	$2,318	$4,014	4.38%	$4,547	4.60%

Mortgage debt	$–	$–	$83	$83	5.98%	$84	6.25%

Credit risk

Credit risk arises from the potential for an investee to fail or a counter-party to default on its contractual obligations to the CN Plans.

     In accordance with formally established policies, the CN Plans manage credit risk by dealing with counterparties considered to be of high credit quality, utilizing an internal credit limit monitoring process as well as credit mitigation techniques such as master netting and collateral agreements.

      Short-term investments consist primarily of securities issued by Canadian chartered banks. Seventy eight percent (78% in 2002) of Bonds are issued or guaranteed by Canadian or U.S. governments and 15% (18% in 2002) by corporations. Mortgages are secured by real estate.

     At year end, the CN Plans’ most significant exposures were with Canadian governments, which issued or guaranteed $2,702 million ($3,200 million in 2002) of securities held by the CN Plans. Excluding the above, the remaining assets are diversified with no other issuer accounting for more than 3.1% (2.1% in 2002) of total net assets. Credit risk resulting from the use by the CN Plans of derivative financial instruments is addressed in Note 4.

The CN Pension Plan and the CN 1935 Pension Plan 125

4 Derivative financial instruments

From time to time, the CN Plans use derivative financial instruments (derivatives) for asset mix management purposes or to hedge foreign currency, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are financial instruments whose value is derived from interest rates, foreign exchange rates, equity or commodity prices. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. Derivatives include forwards, futures, swaps and options. All derivatives held by the plans at the end of 2003 and 2002 had a term to maturity of less than one year. Types of contracts used by the CN Plans include:

  Swaps, which are contractual agreements between two parties to exchange fixed and/or floating rate payments based on a notional value.
  Forwards and futures, which are contractual agreements to either buy or sell a specified currency, commodity or financial instrument at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are standardized contracts traded on regulated exchanges and are subject to daily cash margining.

     The credit risk of derivative instruments is limited to the cost of replacing, at current fair value, all contracts which have a positive value. Credit risk on futures contracts is considered minimal as the counterparty to a futures contract is a public exchange, contracts are marked-to-market and margin receivables and payables are settled in cash daily.

     The following table summarizes the derivatives of the CN Plans and the related credit exposure:

As at December 31,			2003			2002

In millions	Notional value (1)	Fair value(2)		Notional value (1)	Fair value (2)
		Assets	Liabilities		Assets	Liabilities

Interest rate:
Swap contracts	$58	$1.0	$–	$50	$0.7	$–
Futures contracts	1,526	1.8	2.7	765	–	–
Foreign exchange:
Forward contracts	578	16.6	0.7	1,209	1.7	7.5
Commodity:
Futures contracts	116	2.6	0.1	1	–	–
Equity:
Futures contracts	5	0.1	–	3	–	–

Total	$2,283	22.1	$3.5	$2,028	2.4	$7.5

Effect of master netting
and collateral
agreements		–			(0.2)

Net credit risk
(replacement cost)		$22.1			$2.2

(1)	Notional value represents the amount to which a rate or price is applied in order to calculate the exchange of cash flows under a derivative contract.
(2)	The fair values of all derivative contracts are included in the market value of the assets of the CN Plans.

5 Funding policy

In respect of the CN Plans, the contributions by the Company are determined in accordance with the requirements of the Pension Benefits Standards Act, 1985 and Regulations thereunder, and are based on the projected unit credit actuarial cost method, with projection of salaries where future salary changes affect the amount of the projected benefits. In the case of the CN 1935 Pension Plan, the Company makes money purchase contributions in accordance with the rules of the plan.

     The latest actuarial valuations of the CN Plans for funding purposes were prepared by Mercer Human Resource Consulting Limited as at December 31, 2002 and were submitted to the Superintendent of Financial Institutions and to the Canada Customs and Revenue Agency. In these actuarial valuations, the principal assumptions adopted by the CN Plans’ actuary are members’ mortality, disability, retirement, termination of employment, merit and periodic increases in earnings, as well as a long-term rate of return of 6.75% (7.0% at the previous valuation) per annum on investments. Future increases in members’ earnings have been projected using economic assumptions consistent with this long-term rate of return.

6 Transfers

In 2003, the accounts include a provision for the amounts to be remitted to/from other funds to cover transfers of members of CN Plans to other pension plans and transfers of members of other plans to the CN Plans.

7 Consolidated actuarial pension obligation and asset value

The actuarial valuations as at December 31, 2002 for accounting purposes revealed a consolidated actuarial liability of $11,022 million and a consolidated actuarial asset value of $11,222 million. The results of these valuations were then used to estimate the corresponding figures as at December 31, 2003, which approximate $11,772 million and $11,426 million, respectively, as at that date. The principal components of the change in the pension obligations are the interest accrued on benefits ($705 million in 2003 and $706 million in 2002), benefit payments and transfers ($682 million in 2003 and $683 million in 2002), benefits accrued during the year ($151 million in 2003 and $157 million in 2002), and actuarial gain/loss ($576 million loss in 2003 and $91 million gain in 2002). The consolidated actuarial liability was calculated in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3461 using a discount rate of 6.0% as at December 31, 2003 and 6.5% as at December 31, 2002. The consolidated actuarial asset value is based on a market-related method, which recognizes the change in market value over a period of five years using the straight-line method.

The CN Pension Plan and the CN 1935 Pension Plan 126

2003 President’s Awards for Excellence

The accomplishments of 26 employees not only reinforced the five principles that are the foundation of CN's industry-leading railroad but also won them the President’s Award for Excellence for their outstanding contributions in 2003 in the areas of Service, Cost Control, Asset Utilization, Safety and People. These individuals and teams were singled out for their exceptional effort, dedication and performance.

Category: Service

Riverdale Bridge reconstruction team – Don Lewis, Rod Nagel, Mike McDermott, Dave Lowe, D.R. Duncan – Homewood, Illinois

This team responded to an emergency – the burning of four CN and two local commuter train bridges in June – in record time. While it was expected that the repair work would take four to five weeks, the team opened the first track line nine days later and had all the bridges fully operational within only 16 days of the fire.

Category: Service

Carl Butzen – Neenah, Wisconsin

On his own initiative and experimenting on his own time, Carl developed an effective means of creating updated track diagrams of customer plants. Demand for his product grew so significantly that he ended up mapping the entire Wisconsin Central division, providing an invaluable tool that will benefit the company for a long time to come.

Category: Service

Memphis-area storm team – Shane Sanford, Bryant McCuan – Memphis, Tennessee

This pair led a team to quickly and efficiently restore service after a devastating July storm downed power lines, took out about 300 trees and blocked all four CN subdivisions at Memphis. Within just five hours, the team had the trains operating again. They have also worked tirelessly to bring about a substantial decrease in track-related derailments in the area.

Category: Cost Control

Richard Taylor – Viking, Alberta

Richard developed deep-walled sockets that substantially speed up the process of removing power switch machine throw bar and point detector nuts. This innovation resulted in real savings of time and money. And Richard’s conversion of an old golf cart created a means of carrying a 50-pound Signals and Communications (S&C) bonding drill safely down the tracks of the CN right-of-way.

Category: Asset Utilization

Initial IMX Team (Marketing) – Nancy Collard, Andrew J. Fuller, Donald L. Gagne, Gordon M. Graham, Gayle Mason – Mississauga, Ontario

The Intermodal Excellence (IMX) project was a major success story for CN in 2003, thanks to the efforts of this team. The initiative reduced costs and improved service and profitability, by levelling demand for intermodal service throughout the week and encouraging customers to use the service during offpeak days. The team provided the leadership, drive and direction that ensured the success of the project, which touches every aspect of the business.

Category: Safety

Paul J. Desrochers – Kamloops, B.C.

Paul’s innovation – the Emergency Slide/Wash Detector – was developed on his own time in response to a growing need for hazard detection devices. The device, which protects against unstable ground conditions, has proven to work so well that multiple units are now being manufactured for distribution in the field.

Category: People

Transcona Appreciation Program Team – Tom DeGagne, Kevin Guiney, Larry Kociuk, Lorrie Lewsey, Andy Stewart – Western Canada

These first-line supervisors came up with a low-cost, real-time recognition program that requires minimal administrative effort. The local program, based on the five principles of precision railroading, has proven to be a hit with employees in the field.

Category: People

CN/TCU Negotiating Team – Don Beeler, Bob Davis, Cathy Cortez, Jack Gibbins, Marilyn Kovacs, Sam Siriano – U.S. Region

Maintaining good union/management relations is this team’s objective. Their unflagging efforts to negotiate innovative solutions to difficult issues have made a real impact. The results of their work include successful resolution of questions concerning work placement and furlough allowance issues, for example.

Canadian National Railway Company	127

Board of Directors
(at December 31, 2003)

Committees:		David G.A. McLean, O.B.C., LL.D. Chairman of the Board Canadian National Railway Company Chairman of the Board and Chief Executive Officer The McLean Group Committees: 2*, 3, 4, 5, 6, 7	E. Hunter Harrison President and Chief Executive Officer Canadian National Railway Company Committees: 3*, 7	Ambassador Gordon D. Giffin Vice-Chairman McKenna Long & Aldridge Committees: 2, 5, 7
1 Audit, finance and risk
2 Corporate governance and nominating
3 Donations
4 Environment, safety and security
5 Human resources and compensation
6 Investment
7	Strategic planning
*	denotes chairman of the committee

Hugh J. Bolton, F.C.A. Chairman of the Board EPCOR Utilities Inc. Committees: 1, 4, 7	Robert Pace President and Chief Executive Officer The Pace Group Committees: 1*, 2, 6, 7	Michael R. Armellino Retired Partner The Goldman Sachs Group Committees: 1, 2, 4, 6, 7*	Purdy Crawford, O.C., Q.C., LL.D. Chairman of the Board Allstream Inc. Counsel Osler, Hoskin & Harcourt Committees: 2, 5*, 6, 7

Canadian National Railway Company	128

J.V. Raymond Cyr,O.C., LL.D. Chairman of the Board Polyvalor Inc. Committees: 1, 4*, 5, 6, 7	Gilbert H. Lamphere Private Investor Former Chairman of the Board Illinois Central Corporation Committees: 1, 4, 5, 7	V. Maureen Kempston Darkes, O.C., D.Comm., LL.D. Group Vice-President General Motors Corporation President GM Latin America, Africa and Middle East Committees: 2, 5, 7	James K. Gray, O.C., A.O.E., LL.D. Corporate Director Former Chairman and Chief Executive Officer Canadian Hunter Exploration Ltd. Committees: 1, 2, 4, 7

Edith E. Holiday Corporate Director and Trustee Former General Counsel United States Treasury Department Secretary of the Cabinet The White House Committees: 1, 6, 7	The Honorable Edward C. Lumley, P.C., LL.D. Vice-Chairman BMO Nesbitt Burns Committees: 4, 5, 6*, 7	Denis Losier President and Chief Executive Officer Assumption Life Committees: 1, 4, 5, 6, 7	A. Charles Baillie, LL.D. Former Chairman and Chief Executive Officer The Toronto-Dominion Bank Committees: 1, 2, 5, 7

Canadian National Railway Company	129

Chairman of the Board and Executive Officers of the Company

David G.A. McLean Chairman of the Board E. Hunter Harrison President and Chief Executive Officer	Tullio Cedraschi President and Chief Executive Officer CN Investment Division Keith E. Creel Senior Vice-President Eastern Canada Region Les Dakens Senior Vice-President People

Sean Finn
Senior Vice-President
Public Affairs,
Chief Legal Officer and
Corporate Secretary

James M. Foote
Executive Vice-President
Sales and Marketing

Fred R. Grigsby
Senior Vice-President and
Chief Information Officer

Edmond L. Harris
Senior Vice-President
Operations

Peter Marshall
Senior Vice-President
Western Canada Region

Claude Mongeau
Executive Vice-President and
Chief Financial Officer

Robert E. Noorigian
Vice-President
Investor Relations

Gordon T. Trafton
Senior Vice-President
United States Region

Canadian National Railway Company	130

Shareholder and investor information

Annual meeting	Stock exchanges

The annual meeting of shareholders will be held at 1:00 pm (local time) on Thursday, April 22, 2004, at the Westin Edmonton, Edmonton, AB.	CN common shares are listed on the Toronto and New York stock exchanges.

Annual information form	Ticker symbols:

The annual information form may be obtained by writing to:	CNR (Toronto Stock Exchange) CNI (New York Stock Exchange)
The Corporate Secretary
Canadian National Railway Company 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9	Investor relations Robert Noorigian Vice-President, Investor Relations Telephone: (514) 399-0052 or 1-800-319-9929

Transfer agent and registrar	Shareholder services

Computershare Trust Company of Canada	Shareholders having inquiries concerning their shares or wishing to obtain information about CN should contact:

Offices in: Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC Telephone: 1-800-564-6253 Fax: 1-866-249-7775 Web: www.computershare.com	Computershare Trust Company of Canada Shareholder Services 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Telephone: 1-800-564-6253 Fax: 1-866-249-7775 Email: service@computershare.com

Co-transfer agent and co-registrar
Head office
Computershare Trust Company of New York
88 Pine Street, 19th Floor	Canadian National Railway Company
Wall Street Plaza, New York, NY 10005	935 de La GauchetièreStreet West
Telephone: (212) 701-7600 or 1-800-245-7630	Montreal, Quebec H3B 2M9
P.O. Box 8100
Montreal, Quebec H3C 3N4
U.S. cash dividends

Shareholders wishing to receive dividends in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: 1-800-564-6253

Additional copies of this report are available from:
We wish to thank all the CN employees who appear in this Annual Report:
CN Public Affairs
Lianne Bona, Information Technology, Montreal
935 de La Gauchetière Street West	Thierry Lysiak, Marketing, Montreal
Montreal, Quebec H3B 2M9	Bill Neculeac, Transcona Car Shop, Winnipeg
Telephone: 1-888-888-5909	Rhonda Leavey, Customer Support Centre, Winnipeg
Fax: (204) 987-9310	Daniel Bovino, Transportation, Harvey
Email: cn@wpg.faneuil.com	Earnest Dotson, Woodcrest Shop, Chicago
Emery Casavant, Transportation, Edmonton
La version française du présent rapport est disponible à	Fred Grimwood, Transcona Wheel Shop, Winnipeg
l’adresse suivante :	Chantale Parent, Intermodal, Montreal
Matthew Kerr, Information Technology, Montreal
Affaires publiques CN	Tim Swinford, Transportation, Chicago
Ed Regel, Operations, Memphis
935, rue de La Gauchetière Ouest	Jason Brewer, CN Police, Toronto
Montréal (Québec) H3B 2M9
Téléphone : 1 888 888-5909
Télécopieur : (204) 987-9310
Courriel : cn@wpg.faneuil.com

This report has been printed on recycled paper.

CN 935 de La Gauchetière Street West, Montreal, Quebec H3B 2M9	www.cn.ca

Item 5

Investor Services
Computershare Trust Company of Canada
1500 University Street
7th Floor
Montreal Quebec H3A 3S8
Telephone 1-800-564-6253
Facsimile 1-866-249-7775
Email: caregistryinfo@computershare.com	Canada
www.computershare.com	Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA
Sean Finn
Senior Vice-President, Chief Legal Officer and Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West, 16th Floor
Montreal, Quebec
H3B 2M9

Re:	Canadian National Railway Company - Common Shares 2004 Annual meeting of shareholders

Dear Mr. Finn,

This letter will serve to confirm that on March 22, 2004, the following material was sent by prepaid mail to each registered shareholder of record of the above Corporation as of March 15, 2004:

1.	Notice of 2004 Annual Meeting and Management Proxy Circular
2.	2003 Annual Report
3.	Chairman letter
4.	Form of Proxy
5.	Prepaid Return Envelope

We further confirm that copies of the above-mentioned material were sent by overnight courier with a reply card on March 22, 2004 to nominees on behalf of beneficial shareholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Sonia Ciavaglia”
Sonia Ciavaglia Stock Transfer Services